714


06016866

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sultan Minerals Inc.

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
SEP 20 2006 E
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04741 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/15/06

082-04741

SULTAN MINERALS INC.


SULTAN

ARLS
12-31-05

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

August 23, 2006

MPC\257201\AIF 2005\SUL

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES

1.1 DATE OF INFORMATION

All information in this Annual Information Form is as of December 31, 2005, unless otherwise indicated.

1.2 FORWARD-LOOKING STATEMENTS AND CAUTIONARY NOTICES

This Annual Information Form may include certain "forward-looking statements". Other than statements of historical fact, all statements in this Annual Information Form, including, without limitation, statements regarding potential mineralization and resources, estimated or potential future production, and the future plans and objectives of the Company, are forward-looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, the ongoing results of current exploration activities, changes in project parameters, and future metal prices, as well as those factors discussed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time to time with the TSX Venture Exchange, Canadian securities regulators and other regulatory authorities. All subsequent written and oral forward-looking statements attributable to Sultan or persons acting on its behalf are expressly qualified in their entirety by this notice.

1.3 TECHNICAL GLOSSARY

In this Annual Information Form the following terms have the meanings set out below:

adit - A horizontal passage from the surface into a mine, commonly called a tunnel.

Ag - Chemical symbol for the metallic element silver.

andesitic composition - Volcanic rock composition composed essentially of the mineral feldspar and one (or more) other dark coloured mineral.

Au - Chemical symbol for the metallic element gold.

augite porphyry flow breccia – A deformed volcanic rock containing large crystals of the mineral augite.

bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations, not an intrusion.

bedrock - Solid rock underlying surficial deposits.

carbonate - a class of sedimentary rocks composed primarily of calcium or magnesium, carbon and oxygen .

chalcopyrite - A copper iron sulphide mineral, source of copper.

diamond drill hole - A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

epidote - A mineral, Ca_2 (Al, Fe''')8-(SiO4)8(OH)-Monoclinic. A common mineral in metamorphic rocks.

fault - A fracture in a rock along which there has been relative movement either vertically or horizontally.

Fe-oxide – minerals composed primarily of iron and oxygen.

feasibility study - Engineering study to determine if a mineral property can be developed at a profit and methods to develop it.

footwall - The mass of rock that lies beneath a fault, an orebody, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

g/t - Grams per tonne.

grade - The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.

grid - A network of evenly spaced horizontal and vertical bars or lines, especially one for locating points when placed over a map or chart.

gypsum - A mineral that is commonly associated with rock salt (halite) and anhydrite used to make cements, plastics and gypsum board which is used in the construction industry.

hectare - A measurement of area equal to a square of 100 metres in length on each side (10,000 square metres).

hematite - A mineral, Fe2O8. Hexagonal rhombohedral. The principal ore of Iron.

intrusive - Said of an igneous rock, which invades older rocks.

K-spar – a mineral rich in potassium also called orthoclase feldspar.

lithology - The physical character of a body of rock.

lithogeochemical sampling – the process of selecting fragments of rock to be analyzed in a laboratory for one or more of their constituent elements.

mafic - Pertaining to or composed dominantly of the magnesian rock-forming silicates; said of some igneous rocks and their constituent minerals. Contrasted with felsic. In general, synonymous with "dark minerals," as usually used.

magnetite - Iron oxide mineral, source of iron

malachite - A copper oxide mineral, source of copper

mineral resource - National Instrument 43-101 *Standards of Disclosure for Mineral Projects* of the Canadian Securities Administrators defines a "Mineral Resource" as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) *Inferred Mineral Resource.* An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) *Indicated Mineral Resource.* An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) *Measured Mineral Resource.* A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineralization - The concentration of metals and their chemical compounds within a body of rock.

molybdenum - A silvery-white very hard, metallic element. Principally obtained from molybdenum. Valuable as an alloying agent with steel and nickel-used in electrodes in electrically heated glass furnaces in nuclear energy applications for missile and aircraft parts.

NSR – "Net Smelter Return" A royalty based on the actual metal sale price received less the cost of refining at an off-site refinery.

ore - Rock containing mineral(s) or metals, which can be economically extracted.

orebody - A solid and fairly continuous mass of ore.

outcrop - An exposure of bedrock at the surface.

PGE – Platinum Group Elements; includes platinum, palladium, rhodium, ruthenium and iridium.

plagioclase – One of the most common rock-forming minerals.

phenocrysts –One of the relatively large and ordinarily conspicuous crystals of the earliest generation in a porphyritic igneous rock.

lapilli - Essential, accessory, and accidental volcanic ejecta ranging mostly from 4 mm to 32 mm in diameter.

porphyry – An intrusive rock consisting of larger crystals in a finer grained matrix.

ppb – Parts per billion.

ppm – Parts per million.

pyrite - Iron sulphide (FeS_2).

pyroclastic rocks - Any rock consisting of unreworked solid material of whatever size explosively or aerially ejected from a volcanic vent.

pyrrhotite - A magnetic iron sulphide material.

quartz - A mineral composed of silicon dioxide.

sericite - A fine-grained variety of mica occurring in small scales, especially in schists.

specular hematite - hematite, fe2O3, occurring in tabular or disk-like crystals of gray color and splendent metallic cluster.

sulphide - A group of minerals in which one or more metals are found in combination with sulphur.

tonne - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

tourmaline - A mineral complex borosilicate of Na, Li, Mg, Fe, and Al, occurring commonly in granitic pegmatites. Used as a gem.

trenching - The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

tuff – A rock formed of compacted volcanic fragments, generally smaller than 4 mm in diameter.

vein - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

volcanics - Of, pertaining to, like, or characteristic of a volcano; made of survey materials derived from volcanoes, as a volcanic cone.

VLF-EM Survey- Very low frequency, electromagnetic, a survey to determine ground variations in the electromagnetic field along grid lines.

workings - A part of a mine, quarry, etc., where work is or has been done.

ITEM 2: CORPORATE STRUCTURE

2.1 NAME, ADDRESS AND INCORPORATION

Sultan Minerals Inc. ("Sultan" or the "Company") was incorporated under the *Company Act* (British Columbia) on March 17, 1989, under the name "361942 B.C. Ltd." On September 12, 1989, Gabriel Resources Inc., Kangeld Resources Ltd. and Lockwood Petroleum Inc. amalgamated under the name "Amalgamated Gabriel, Kangeld, Lockwood Ltd". Under a Plan of Arrangement between 361942 B.C. Ltd. and Amalgamated Gabriel, Kangeld, Lockwood Ltd., and a subsequent name change, the Company's predecessor, Appian Resources Ltd., was created. On May 4, 1992, Appian Resources Ltd. changed its name to "Sultan Minerals Inc." and the common shares of the Company were consolidated on a 1 for 4 basis. Pursuant to the BC *Business Corporations Act* (the "New Act"), which came into force on March 29, 2004, every pre-existing British Columbia company was required to file a Transition Application within a prescribed period of time from the coming into force of the New Act. Sultan filed its Transition Application and required Notice of Articles, pursuant to the New Act, on March 16, 2005.

The registered and records offices of the Company and its head office and principal place of business are located at Suite 1400 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

2.2 INTERCORPORATE RELATIONSHIPS

The Company does not have any subsidiaries.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Sultan is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals.

3.1 THREE YEAR HISTORY

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties in British Columbia. For most of the past three completed financial years, and presently, the Company has been principally engaged in attempting to locate deposits of precious and base metals on its Kena Gold-Copper Property near Ymir, British Columbia, and the previously mined Jersey and Emerald properties located in south-eastern British Columbia near the town of Salmo, British Columbia. Other metals, if discovered, may also be explored if they occur in quantities that appear to be economically recoverable.

The Company does not have any mineral properties on which commercial mining operations presently exist. The Company conducts property investigations on mineral property acquisitions as part of its regular business activities. It is conducting early stage exploration on its current holdings.

3.2 SIGNIFICANT ACQUISITIONS

The Company did not complete any significant acquisitions during the most recently completed financial year for which disclosure was required under Part 8 of NI 51-102.

ITEM 4: DESCRIPTION OF THE BUSINESS

4.1 GENERAL

Sultan is an exploration and development stage company currently focused on the exploration and development of two projects in south-eastern British Columbia, the Jersey-Emerald Property and the Kena Property.

Information contained in this Annual Information Form that is of a scientific or technical nature has been prepared by or under the supervision of Mr. Arthur G. Troup, P.Eng. Mr. Troup is a "qualified person" as the term is defined in National Instrument 43-101; or through consultants hired by the Company.

Trends

Management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Stage of Development

Sultan does not currently produce, develop or sell mineral products.

Specialized Skill and Knowledge

All aspects of Sultan's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, engineering, construction and accounting. To date, Sultan has found that it can locate and retain employees and contractors with such skills and knowledge. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.

The Company does not directly employ any personnel. Sultan conducts exploration activities through the use of consultants and through LMC Management Services Ltd. ("LMC"), whose employees and consultants supervise and carry out the day-to-day business of the Company. LMC has approximately 15 employees, of which nine perform services on behalf of Sultan. Sultan also hires geological consultants and casual labour on a daily basis. There can be as many as ten contractors or consultants currently working for the Company on exploration projects. – See subsection 13.

Competitive Conditions

Competition in the mineral exploration industry is intense. Sultan completes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and possible future production from, mineral concessions, claims, leases and other mineral property interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Environmental Protection

There are no financial or operational effects of environmental protectionrequirements that currently affect the competitive position of Sultan in its most recently completed financial year. If the Company was to place any of its mineral properties into production, any financial and operation effects of environmental protection requirements on the competitive position of Sultan would need to be evaluated, and would likely be part of a feasibility study for mining operations.

4.2 RISK FACTORS

In addition to the other information presented in this Annual Information Form, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company's business. Any of the following risks could have a material adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by

management of the Company could impair the Company and its business in the future. The following list of risk factors, while not exhaustive, may apply to the Company due to the nature of its business:

Exploration and development

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by Sultan will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Sultan not receiving an adequate return on invested capital.

The figures for mineral resources stated in this AIF are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of the Company's mineral properties possess commercially mineable bodies of ore.

The Company's mineral projects are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially mineable ore body exists on any of the Company's properties. There is no certainty that any expenditure made in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company may be required to raise substantial additional funding.

As the Company does not have revenues, it will be dependent upon future financings to continue its plan of operation.

The Company has not generated any revenues from its business activities since its incorporation. The plan of operations involves the completion of exploration programs on its mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company's mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company may require substantial additional financing in order to carry out the full exploration and development of its mineral properties before it is able to achieve revenues from sales of mineral resources that it is able to extract.

If the Company is not able to raise additional financing, there is no assurance that it will be able to complete the full exploration and development of its mineral properties.

Significant capital will be required to develop the Company's mineral projects to production. This may require additional financing either in the form of debt or equity or a combination thereof. There is no assurance that any such funds will be available should a development decision be reached. Failure to obtain any required additional financing on a timely basis could cause the Company to reduce or terminate its proposed plan of operations.

The Company has incurred losses and there is no assurance that it will ever be profitable.

The Company has incurred losses in the past and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Company has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Dependence on key personnel

The Company's success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Arthur Troup, President and Chief Executive Officer, and the services of the employees of LMC. The loss of the services of its senior management or key personnel could have a material and adverse effect on Sultan and its business and results of operations.

Reliance on independent contractors

The Company's success depends to a significant extent on the performance and continued service of certain independent contractors. The Company contracts the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on Sultan and its business and results of operations and result in failure to meet its business objectives.

There is no assurance that Sultan's title to its mineral properties will not be challenged.

Although the Company obtains legal opinions with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

There is no assurance that the Company will obtain required permits and licenses.

The Company's operations will require licenses and permits from various governmental authorities. The Company believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that it will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Sultan's potential profitability depends upon factors beyond its control.

The potential profitability of the Company's mineral properties will be dependent upon many factors beyond the Company's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental interference, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Company's financial performance.

Fluctuation of mineral prices may affect the Company's financial results.

Factors beyond the Company's control may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effects of these factors cannot be accurately predicted.

Competitive nature of the mining industry

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company explores for minerals and in fiscal 2005 concentrated its efforts in Canada. Currently, Sultan has interests in several properties in the early to advanced exploration stage. No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.

Environmental, health and safety regulation of resource industry

If the Company's mineral properties are proven to host economic reserves of metals, mining operations will be subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations will be subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Company's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

The Company's shares may experience price volatility.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies, including securities of the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company's share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in gold. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of the Company's common shares at any given point in time may not accurately reflect the Company's long-term value.

The Company has not declared dividends and expects to retain any earnings.

No dividends on the Company's common shares have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

Future sales of common shares by its present shareholders and dilution of common shares.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Company's common shares and the Company's ability to raise capital through future sales of its common shares. The Company has previously completed private placements at prices per share which are lower than the current market price of the common shares. Accordingly, a significant number of shareholders of the Company have an investment profit in the common shares that they may seek to liquidate. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction whether in the United States and/or in Canada. In addition, as a result of the Company's common shares in the market, the voting power of the Company's existing shareholders will be diluted.

Sultan's foreign exchange risk.

The Company's principal areas of activity in fiscal 2005 were in Canada and continue to be in Canada. If the Company were to enter into exploration activities in another country, these countries would have different cultural, economic and political environments to that of Canada. Currently the Company has minimal or no foreign exchange risk.

Sultan is not always able or may choose not to obtain insurance for many of the risks that it faces.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Company's securities.

The Company is not insured against environmental risks.

Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally

available to companies within the industry. The Company will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance and if it becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company's available funds or could exceed the funds it has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

4.3 COMPANIES WITH ASSET-BACKED SECURITIES OUTSTANDING

Not applicable.

4.4 COMPANIES WITH MINERAL PROJECTS

The Kena Property (defined and described below) is the Company's material mineral property.

Kena Property, Ymir, British Columbia

The approximate 8,200 hectare Kena Property (defined below) is located 45 kilometres north of the Teck Cominco smelter at Trail, in south-eastern British Columbia. The property is widely mineralized and contains several gold, silver and gold-copper prospects. As described in detail below under the heading "Property Description and Location", the Company optioned the original 2,150 hectare Kena Claims in October 1999 and has since expanded the property by staking and optioning adjacent claims. Seven properties were then acquired adjacent to or contiguous with the initial Kena Claims. These include the Great Western Claim Group, the Tough Nut Claim Group, the Starlight Claim Group, the Daylight Claim Group, the Cariboo Claims, the Silver King Claim Group and the Athabasca Claim Group (collectively, the "Adjacent Claims"), although the Company cancelled its option on the Athabasca Claim Group in March 2006, and returned the claims to the optionors.

The combined Kena Claims and Adjacent Claims (the "Kena Property") have been systematically explored with geological mapping, geochemical sampling, geophysical surveys and diamond drilling. This work has identified two principal targets on the Kena Property; namely, the Gold Mountain and Kena Gold Zones. To date 119 Diamond Drill Holes totalling 18,135 meters have tested these two zones.

The Company filed a technical report dated June 3, 2004 entitled "Preliminary Resource Calculations for Gold Mountain and Kena Gold Zones Kena Property, BC" (the "Technical Report") in compliance with the requirements of National Instrument 43-101 – Standard Disclosure for Mineral Projects, via SEDAR, which detailed preliminary resource calculations on the Gold Mountain and Kena Gold Zones. The Technical Report was prepared by Gary Giroux, P. Eng., MASc. and Linda Dandy, P. Geo. both of whom were consulting geologists. As at the date of the Technical Report, Author Gary Giroux was an independent qualified person contracted to complete modeling and resource calculations on the Kena Property data collected by Sultan and author Linda Dandy directly supervised all wok carried out by Sultan on the Kena Property. The Technical Report showed a combined resource of 24,000,000 tonnes containing 381,000 ounces of gold in the measured and indicated category with an additional 389,000 ounces in the inferred category. The resource has an average grade of 1.0 g/t using a cut off grade of 0.5 g/t gold. The results of this initial resource calculation from the Technical Report are summarised as follows:

Gold Mountain Zone:

Measured + Indicated = 5,490,000 tonnes at 1.040 g/t (184,000 ounces gold)

Inferred = 10,710,000 tonnes at 0.967 g/t (333,000 ounces gold)

Kena Gold Zone:

Measured + Indicated = 6,330,000 tonnes at 0.969 g/t (197,000 ounces gold)

Inferred = 1,440,000 tonnes at 1.216 g/t (56,000 ounces gold)

Computer modeling done as part of the resource study indicates numerous untested areas adjacent to mineralized blocks. The Technical Report suggests that additional diamond drilling could significantly expand resources in both the Gold Mountain and Kena Gold Zones.

Regional prospecting of the Kena Property has shown additional targets of economic potential on the property. Of particular interest are the Gold South Zone and the Silver King Mine areas. Prospecting and preliminary diamond drilling suggests that the Gold South Zone may have potential for gold grades and mineralization comparable to the Gold Mountain and Kena Gold Zones. In 2005 a new copper-silver showing was discovered by prospecting near the historic Silver King Mine, which is located approximately 1,500 metres southwest of the Company's Gold Mountain Gold Zone. A trenching program is planned to investigate the potential of this new discovery.

Property Description and Location

The Kena Property is located within the Nelson Mining Division and consists of 10 modified grid, 36 Crown Grants and 205 two-post and fractional claims to total 390 units. The claims cover an area of approximately 8,200 hectares and are centered at latitude 49°26'N and longitude 117°17'E. Staked claims (modified grid and tow-post) are listed in Table I and Crown Granted claims are listed in Table II. The staked claims have been common dated to an anniversary date of February 28, and all claims have ten years work applied to them, making the next expiry year 2013. The Crown Grants require annual taxes to be paid and all taxes are currently up to date. The claims have not been surveyed.

Kena Claims

TABLE I
CLAIM INFORMATION

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
GM 1	1	390584	Sultan	SK 12	1	382810	Sultan
GM 2	1	390585	Sultan	SK 13	1	382811	Sultan
GOLD MOUNTAIN	20	389877	Sultan	SK 14	1	382812	Sultan
TAMARAC	9	389878	Sultan	SK 15	1	382813	Sultan
TAM	1	389879	Sultan	SK 16	1	382814	Sultan
GC 1	1	382801	Sultan	SK 17	1	382815	Sultan
GC 2	1	382802	Sultan	SK 18	1	382816	Sultan
GC 3	1	382803	Sultan	SK 19	1	384262	Sultan
GC 4	1	382804	Sultan	SK 20	1	384263	Sultan
GOLD MTN	1	232760	Janouts /Bourdon	SK 21	1	384264	Sultan
GOLD MTN 2	1	232761	Janouts /Bourdon	SK 22	1	384265	Sultan
GOLD MTN 9FR	1	232763	Janouts /Bourdon	SK 23	1	384266	Sultan
MAC 1	20	232794	Janouts /Bourdon	SK 24	1	384267	Sultan
COT	1	233177	Janouts /Bourdon	SK 25	1	384268	Sultan
ROAD SIDE FR	1	233178	Janouts /Bourdon	SK 26	1	384269	Sultan
COT FR	1	233179	Janouts /Bourdon	SK 27	1	384270	Sultan
MAS FR	1	233180	Janouts /Bourdon	SK 28	1	384271	Sultan
TEE FR	1	233181	Janouts /Bourdon	SK 29	1	391009	Sultan
FLAT FR	1	233182	Janouts /Bourdon	SK 30	1	391010	Sultan
AU 2	1	233231	Janouts /Bourdon	SK 31	1	391011	Sultan
AU 4	1	233232	Janouts /Bourdon	SK 32	1	391012	Sultan
LINDE 2	1	233261	Janouts /Bourdon	GC 5	20	387621	Sultan
LINDE 1	1	233262	Janouts /Bourdon	GC 6	18	387622	Sultan
KENA FR	1	233294	Janouts /Bourdon	GC 7	1	387623	Sultan
MAGPIE	1	233606	Janouts /Bourdon	GC 8	1	387624	Sultan
ELDORADO	1	233607	Janouts /Bourdon	GC 9	1	387625	Sultan
PACTOLUS FR	1	233608	Janouts /Bourdon	GC 10	1	387634	Sultan
SHAFT FR	1	233609	Janouts /Bourdon	GC 11	1	387635	Sultan
DEER FR	1	233610	Janouts /Bourdon	GC 12	1	387636	Sultan
MIDNITE FR	1	233611	Janouts /Bourdon	GC 13	1	387637	Sultan
KENA 18	1	235349	Janouts /Bourdon	GC 14	1	387638	Sultan

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
KENA 19	1	235350	Janouts /Bourdon	GC 15	1	387639	Sultan
KENA 20	1	235351	Janouts /Bourdon	GC 16	1	387640	Sultan
KENA 21	1	235352	Janouts /Bourdon	GC 17	1	387641	Sultan
KENA 22	1	235353	Janouts /Bourdon	JUNE 1	20	387642	Sultan
KENA 23	1	235354	Janouts /Bourdon	JUNE 2	1	387643	Sultan
KENA 24	1	235355	Janouts /Bourdon	JUNE 3	1	387644	Sultan
KENA 25	1	235356	Janouts /Bourdon	JUNE 4	1	387645	Sultan
SHAFT W1	1	362976	Janouts /Bourdon	JUNE 5	1	387646	Sultan
SHAFT W2	1	362977	Janouts /Bourdon	JUNE 6	1	387647	Sultan
CAT 1	1	372729	Sultan	JUNE 7	1	387648	Sultan
CAT 2	1	372730	Sultan	JUNE 8	1	387649	Sultan
CAT 3	1	372731	Sultan	JUNE 9	1	387650	Sultan
CAT 4	1	372732	Sultan	SAND 1	1	392165	Sultan
CAT 5	1	373750	Sultan	SAND 2	1	392166	Sultan
CAT 6	1	373751	Sultan	SAND 3	1	392167	Sultan
CAT 7	1	373752	Sultan	SAND 4	1	392168	Sultan
CAT 8	1	373753	Sultan	SAND 5	1	392169	Sultan
CAT 9	1	373754	Sultan	SAND 6	1	392170	Sultan
CAT 10	1	373755	Sultan	GA 8	1	392532	Sultan
CAT 11	1	373756	Sultan	GA 7	1	392533	Sultan
CAT 12	1	373757	Sultan	GA 6	1	392534	Sultan
CAT 13	1	373758	Sultan	GA 5	1	392535	Sultan
CAT 14	1	373759	Sultan	GA 4	1	392536	Sultan
CAT 15	1	373760	Sultan	GA 3	1	392537	Sultan
CAT 16	1	373761	Sultan	GA 2	1	392538	Sultan
CAT 17	1	373762	Sultan	GA 1	1	392539	Sultan
CAT 18	1	373763	Sultan	ST 1	6	233240	Addies
CAT 19	1	373764	Sultan	AG 1	1	233249	Addies
CAT 20	1	373765	Sultan	AG 2	1	233250	Addies
CAT 21	1	373766	Sultan	AG 3	1	233251	Addies
CAT 22	1	373767	Sultan	AG 4	1	233252	Addies
CAT 23	1	374197	Sultan	AG 5	1	233253	Addies
CAT 24	1	374198	Sultan	AG 6	1	233254	Addies
CAT 25	1	374199	Sultan	ST 2	2	233255	Addies
CAT 26	1	374200	Sultan	WHISKERS 1	1	233278	Addies
CAT 27	1	374201	Sultan	WHISKERS 2	1	233279	Addies
CAT 28	1	374202	Sultan	WHISKERS 3	1	233280	Addies
CAT 29	1	374203	Sultan	WHISKERS 4	1	233281	Addies
CAT 30	1	374204	Sultan	AG	1	233375	Addies
CAT 31	1	374205	Sultan	DELIGHT	1	234603	Addies
CAT 32	1	374206	Sultan	ATLANTIC	1	234605	Addies
CAT 33	1	374207	Sultan	GOLDEN STAR 1	1	350277	Addies
CAT 34	1	374208	Sultan	GOLDEN STAR 2	1	350278	Addies
CAT 35	1	374209	Sultan	GOLDEN STAR 3	1	350279	Addies
CAT 36	1	374210	Sultan	GOLDBED 1	1	350280	Addies
CAT 37	1	380091	Sultan	GOLDBED 2	1	350281	Addies
CAT 38	1	380092	Sultan	GOLDBED 3	1	350282	Addies
CAT 39	1	380093	Sultan	GOLDBED 4	1	350283	Addies
CAT 40	1	380707	Sultan	GOLDBED 5	1	350284	Addies

Claim Name	Units	Record#	Owner /Optionor	Claim Name	Units	Record#	Owner /Optionor
CAT 41	1	380708	Sultan	GOLDBED 6	1	350285	Addies
CAT 42	1	380709	Sultan	SK	1	350286	Addies
CAT 43	1	380710	Sultan	EP	1	350287	Addies
CAT 44	1	380711	Sultan	PY	1	350288	Addies
CAT 45	1	380712	Sultan	K	1	350289	Addies
CAT 46	1	382323	Sultan	SANDY 1	1	366379	Addies
CAT 47	1	382324	Sultan	SANDY 2	1	366380	Addies
STAR 1	1	374211	Janouts /Bourdon	SANDY 3	1	366381	Addies
STAR 2	1	374212	Janouts /Bourdon	SANDY 4	1	366416	Addies
NOMAN	20	378493	Sultan	SILVER STAR 1	1	387291	Addies
SAKE	1	379797	Sultan	SILVER STAR 2	1	387292	Addies
SK 1	20	382325	Sultan	GREAT WESTERN	1	232860	Bourdon
SK 2	1	382326	Sultan	IRENE	1	232861	Bourdon
SK 3	1	382327	Sultan	GREAT EASTERN	1	232862	Bourdon
SK 4	1	382328	Sultan	CARIBOO L5265	1	232846	Cherry
SK 5	1	382329	Sultan	PRINCESS L2023	1	232990	Cherry
SK 6	1	382330	Sultan	EAST SIDE	1	370251	Cherry
SK 7	1	382805	Sultan	SUNNYSIDE	1	370252	Cherry
SK 8	1	382806	Sultan	CLEOPATRA	1	386469	Cherry
SK 9	1	382807	Sultan	IROQUOIS FR	1	304198	Arbutus
SK 10	1	382819	Sultan	IVANHOE 3	1	321250	Arbutus
SK 11	1	382809	Sultan	GRAND	1	373681	Denny

Table I shows the claims staked and owned 100% by Sultan. Sultan has the right to acquire 100% ownership in the remainder of the claims, which are under option from Janouts/Bourdon, Addies, Bourdon, Denny, Cherry Arbutus, and Wirth et al. The claims optioned from Hudock were returned to the optionor in March 2006 and consequently do not appear in the table above.

TABLE II – CROWN GRANTED MINERAL CLAIMS

Claim Name	Lot Number	Optionor
TOUGH NUT	L199	Addies
GRIZZLY BEAR	L105	Arbutus
SILVER QUEEN	L105A	Arbutus
KOOTENAI BONANZA	L140	Arbutus
SILVER KING	L141	Arbutus
AMERICAN FLAG	L142	Arbutus
DANDY	L231	Arbutus
FOREST	L233	Arbutus
NEW MARKET	L235	Arbutus
DEMOCRAT	L236	Arbutus
UNION JACK	L244	Arbutus
KOH-I-NOOR	L245	Arbutus
LULU	L247	Arbutus
HANNAH	L371	Arbutus
HIDDEN TREASURE	L411	Arbutus
OLLIE	L412	Arbutus
ETNA	L414	Arbutus
COPPER KING	L417	Arbutus
GRAND VIEW	L685	Arbutus
YOUNG DOMINION	L2541	Arbutus
MONEY MARKET	L3252	Arbutus
O.V.G.	L3254	Arbutus
EUREKA	L3255	Arbutus
VICTORIA FR.	L12273	Arbutus
STARLIGHT FR.	L12274	Arbutus

Claim Name	Lot Number	Optionor
STARLIGHT	L684	Denny
BLACK WITCH	L4146	Denny
GOLD BELL	L4155	Denny
VICTORIA	L248	Wirth, et al
JESSIE	L686	Wirth, et al
BID	L901	Wirth, et al
JMB	L902	Wirth, et al
DAYLIGHT	L907	Wirth, et al
GOLD KING FR	L14699	Wirth, et al
BERLIN	L3251	Wirth, et al
MILLSITE FR	L14700	Wirth, et al

The above listed Crown Granted claims all have mineral rights and lot numbers 140, 141, 142, 231, 244, 245 and 412 also have surface rights included. All of the remaining Crown Granted claims and all the staked claims are located on Crown lands.

The claims optioned from Otto Janout (40%) and Otakar Janout (40%) and Robert Bourdon (20%) comprise the original Kena Property. The Kena 18 to 24 claims cover the Kena Copper and South Gold Zones. The remainder of the claims cover the Kena Gold Zone, the Cat and Shaft showings and the eastern portion of the Gold Mountain Zone. In 2003, upon making payments of $110,000 cash and 200,000 shares to the optionors, these claims were held 100% by Sultan subject to an NSR. Upon commencement of production Sultan must also make an additional 100,000 share payment. The NSR is 3% for gold and silver and 1.5% for other metals, of which Sultan can purchase one half for $2,000,000 or 7,000 ounces of gold whichever is greater.

The Tough Nut claim group, comprised of 41 mineral claims, units and crown grants, was optioned from Lloyd Addie and Gordon Addie in 2001 for payments of $120,000 cash and 200,000 shares to be made over a four year period. In 2004, upon completion of $40,000 and 150,000 shares in payments, the terms of the agreement for the option of the Tough Nut claim group were modified such that Sultan became fully vested in three of the claims, namely the EP, PY and SK claims. The remaining claims, minerals units and crown grants were returned to the optionor. Sultan now holds 100% interest in the three claims, subject to an NSR of 3% for gold and silver, and 1.5% for other metals, of which Sultan can purchase $^2/_3$ for $2,000,000.

The three units comprising the Great Western Group were optioned from Robert Bourdon for payments totalling $45,000 cash and 200,000 shares. In 2004, upon completion of all payments, Sultan was vested with 100% interest in these claims subject to an NSR. Upon positive feasibility an additional 200,000 shares will be paid. The NSR is 3% on gold and 1.5% on other metals, of which Sultan can purchase $^2/_3$ for $1,000,000.

The Cariboo, Princess and Cleopatra properties consist of 5 claim units (115 hectares) optioned from Tom Cherry in December 2001. The terms of the option are that Sultan must make total cash payments of $52,500 and issue 200,000 common shares to the vendor by December 2006. In exchange for the above cash and share payments, in 2006 Sultan would earn 100% interest in the properties, subject only to royalties payable to the vendor, of 3.0% net smelter returns from production of gold and silver, 1.5% NSR from production of other metals and a further 200,000 common shares of Sultan due upon receipt of a positive feasibility study. Sultan will have the right to purchase ⅔ of the above NSR from the vendor for $1,000,000 upon commencement of commercial production.

In 2003, Sultan renegotiated its option agreement to earn 100% in the Silver King Mine Property comprised of 24 crown grants and two claims optioned from Arbutus Resources. The terms of the option are that Sultan must make total cash payments of $140,000 and issue 250,000 common shares to the optionor over a four-year period. Sultan must also make a cash payment to the optionor in 2007 equal to the greater of (a) $240,000 or (b) 120% of the 2007 assessed value of the surface rights for seven Crown

granted claims. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study on commencement of commercial production. A NSR of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (indexed to Statistics Canada Consumer Price Index using 2003 as a base year). Sultan has the right to purchase 50% of the above NSR for $1,000,000 upon commencement of commercial production.

The Starlight Claim Group, consisting of three Crown Grants (L684, L4146, L4155) and one mineral claim (tenure number 373681) was optioned from Jack Denny in April 2002. The terms of the option are that Sultan must make total cash payments of $15,000 and issue 60,000 common shares to the optionor over a two year period. In exchange for the above cash and share payments, in 2004 Sultan was vested with 100% interest in the properties, subject only to royalties payable to the vendor, of 1.0% net smelter returns from production of gold, silver and other metals. Sultan has the right to purchase the NSR from the optionor for $1,000,000 upon commencement of commercial production.

In July 2002, Sultan optioned the Daylight Claim Group, consisting of 8 crown grants (L248, L686, L901, L902, L907, L3251, L14699, L14700) from Janet Wirth, Richard White, Norma Schiller, Estate of Frances M. Fraser and Estate of Caroline R. Baillie (collectively for this paragraph, the "Optionors"). The terms of the option are that Sultan must make total cash payments of $52,500 and issue 175,000 common shares to the Optionors over a three year period. In exchange for the above cash and share payments, in 2005 Sultan was vested with an 87.5% interest in the properties, subject to royalties payable to the Optionors of 3% NSR from the production of gold and silver and 1.5% NSR from the production of other metals, and a further 175,000 shares upon completion of a positive feasibility study. Sultan has the right to purchase $^{2}/_{3}$ of the NSR from the Optionors for $875,000 upon or prior to commercial production.

In September 2002, Sultan entered into an agreement with Kinross Gold Corporation whereby Kinross could earn a sixty percent (60%) interest in the Kena Property, by incurring $10.0 million in exploration expenditures over a five year period ending September 4, 2007, and making $1.0 million in cash payments to Sultan over four years. Kinross expended over $950,000 in exploration expenditures and returned the property to the Company before it earned its initial interest in the property.

There are no pre-production royalties, back-in rights or other agreements or encumbrances to these claims with respect to Sultan's option right to them known to the Company. To the best of the Company's knowledge, there are no environmental liabilities existing on the property. The Company foresees no permitting obstacles for a year-round drill program as prior drill programs have been permitted and conducted throughout the property year round in the past.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Kena Property is via Highway 6, south from Nelson for 7 kilometres then west and south along the Giveout and Gold Creek Forest Service Roads. The Giveout and Gold Creek Roads and a number of 4x4 roads run through the claims. The southern portion of the claim block is accessed off Highway 6. A new logging spur road leaves Highway 6 about 10 kilometres south of Nelson, off the Clearwater Creek Forest Service Road at kilometre 8. This new logging road, currently under construction, will provide access into the Euphrates and Gold Cup areas.

Climate is typical of the southern interior of British Columbia with freezing temperatures from 0° to –20° C from November to March (averaging –5° C) and mild temperatures ranging from 10° to 30° C from April to October (averaging 15.7° C). Precipitation averages 790 millimetres per year, with a substantial portion in the form of snow, averaging 225 centimetres per year.

The Highway 6 corridor, which runs along the eastern margin of the claim block, also carries a power line and rail bed. Teck Cominco Ltd.'s Trail smelter facility is located about 45 minutes drive southwest of the property. Crew lodgings are available in Nelson or Salmo. A skilled labour force for mining and

exploration is available in Nelson, Salmo, Trail and Castlegar. Trail, Nelson and Castlegar are also major supply and service centres for the resource industries.

The Kena Property is located in an area of rugged terrain. Topography on the property is steep with elevations ranging from 895 metres at Cottonwood Lake to 1,795 metres on the south-western portion of the claim area. Outcrop is somewhat limited on the property, generally confined to creek gullies and road cuts, with more prevalent outcrops on steeper slopes. The Gold Mountain Zone lies at an elevation of about 1400 metres, along a relatively flat bench area above the steep topography leading to the Cottonwood valley.

Several portions of the claim area have recently been logged, with the remainder being covered with first and second growth forest consisting of balsam, fir, spruce, hemlock, cedar and occasional white pine. Thick growths of alder and devil's club are found along creek gullies.

History

The Kena Property was first described by G.M. Dawson in the Geological Survey of Canada Summary Report for 1888-1889. Dawson stated that gold mineralization is located within a "...quantity of pyritized material which...appears to be practically unlimited..." in size.

No further information on exploration appears in either the Geological Survey of Canada records or the Provincial Government records within the Ministry of Mines, thus little is known about exploration on the claim area prior to 1973. Post 1973 exploration has identified numerous old prospect pits and trenches, as well as several old adits indicating periods of exploration activity during the early part of the century.

Kena Claims

Prospector Otto Janout staked the original Kena claims in 1973. Since then the property has been optioned and worked by various companies. The exploration work completed since 1973 is summarized below:

1974 Ducanex Resources Ltd.

The company collected soil samples and drilled four percussion holes in the Kena Gold Zone. Chip sampling of the Main Trench in 1973 yielded 2.38 g/t gold over 9.85 metres. The soil sample results showed high copper and gold values, ranging up to 1,100 ppm copper and 4,600 ppb gold, with background gold values around 350 ppb. The company drilled four percussion holes aggregating 250 metres on the gold prospect. The results of the drilling suggested the presence of a mineralized zone from 6 to 12 metres thick of about 1.36 to 1.70 g/t gold. The zone strikes at about 290°, dips 60° to the southwest, and has a projected strike length of 230 metres. Prospecting also resulted in the discovery of a large zone of copper mineralization in the south-eastern section of the claims.

1975 Lacanex Mining Company Ltd.

A program of geological mapping and geochemical sampling was carried out over wide spaced (120 to 250 metre) grid lines in the southern portion of the claim block resulted in identifying a series of large linear copper anomalies which follow the regional foliation. 27 chip samples were taken at 3 metre intervals along the entire 82 metres of an old adit located within the Kena Copper Zone, with the samples averaging 0.16% copper over the entire length. This adit was probably driven to intersect a two foot wide quartz vein at depth. A grab sample from the quartz vein assayed 1.1% copper and 2.6 g/t gold.

1976-77 Quintana Minerals Corp.

The program consisted of geological and geochemical surveys based on the hypothesis that visible sulphide mineralization within the Kena Copper Zone represented the upward extent of a porphyry copper sulphide system. In 1977, the company carried out a wide

spaced IP survey along lines 240 metres apart with a dipole spacing of 100 metres. The work resulted in a chargeability anomaly parallel to the strike of the volcanics and approximately coincident with the copper geochemical anomaly. Lithogeochemical sampling ranged as high as 21 metres of 0.53% copper cut along an outcrop of sericite schist.

1981-82 Kerr Addison Mines Ltd.

Kerr Addison's exploration program consisted of both geological and geochemical surveys conducted over the entire property followed by six diamond drill holes. Three drill holes aggregating 528.5 metres were completed on the Kena Gold Zone. The best intercept from this work was 2.18 g/t gold over 15 metres in hole 81-KK-2. Three wide spaced holes aggregating 635.2 metres were completed in the Copper Zone. The top 51 metres of drill hole 88-KK-4 assayed 0.27% copper. Samples representing 63 metres of the underlying 85 metres average 0.16% copper. Sampled intervals in drill hole 81-KK-6, near the previously sampled copper adit, yielded 0.18% copper over a 45 metre section. Gold content in these copper zone holes ranged up to 0.3 g/t locally.

1985 Lacana Mining Corporation

Lacana Mining Corporation carried out a program of backhoe trenching and drilled 13 holes aggregating 1,315.8 metres. Twelve of the holes were in the Kena Gold Zone with one hole, LK85-12, drilled approximately 175 metres south of the Kerr Addison hole 81-KK-4, at the northern end of the Kena Copper Zone.

The best drill intercept, located beneath the Kena Gold Zone Main Trench, yielded 6.05 g/t gold over 4.8 metres in hole LK85-7. While a step-out hole LK85-18 drilled about 100 metres southeast of LK85-7, yielded 1.86 metres grading 6.32 g/t gold. Other work carried out in this period included an airborne geophysical survey that measured magnetics, resistivity, electromagnetics and VLF-EM.

1986 Lacana Mining Corporation

Lacana's program consisted of an extensive grid covering an area about 1.70 kilometres by 0.70 kilometres northwest of the Kena Copper Zone. The company carried out geological and geochemical surveys as well as magnetic and VLF-Em surveys. The soil samples were run for gold, with select lines analyzed for 30 elements by ICP. The company drilled 22 holes in the area of the Kena Gold Zone and its postulated extension. Hole LK86-20 yielded 9.03 metres grading 4.76 g/t gold. Numerous intersections of auriferous and barren silicified and pyritized fracture zones were identified in the drilling. Many of these zones tend to be aligned along a broad northwest trend. Most of the individual higher grade zones were narrow with sub-economic grade, and the general conclusion was that their spotty and discontinuous characteristics made them difficult targets to chase to depth.

It is important to note that Lacana's program was designed to locate a relatively narrow but higher grade gold intercept, where the infill core sampling by Sultan indicates that, in fact, large tonnage, lower grade gold mineralization exists at the Kena Gold Zone.

1987 Tournigan Mining Exploration Ltd.

Tournigan drilled six holes aggregating 918.93 metres. The core from this program was selectively split with only 89 samples aggregating 134.61 metres analyzed for gold, silver and copper. Drill hole TK-87-42 was collared between previous holes KK-81-4 and LK85-12, within the Kena Copper Zone, in order to test anomalous gold and copper soil geochemistry and where there appeared to be a gap in previous drill coverage. Hole TK-

87-42 was selectively sampled with 25 samples taken of which the best copper intersection was 0.175% copper over 9.72 metres.

Drill hole TK-87-43 was drilled to test Lacana's geological interpretation of section 48+50N. Five intervals of 1.5 metre widths grading better than 1 g/t gold were returned. These grades were taken to suggest a continuation in depth of narrow zones intercepted in hole LK85-14 on Section 48+50N. Only 43.50 metres of this 139.60 metre deep hole was sampled, and Sultan's infill core sampling program has extended the widths of many of these reported "narrow" zones. For example, in three of Tournigan's reported gold intercepts, samples were not collected from the adjacent core segments.

The last four holes TK-87-44 to TK-87-47 were located in order to intersect the possible southern extension of a mineralized fracture zone approximately 500 metres north of the property, known as the Shaft showing. However, no structure or mineralized zone was interpreted as the southern extension of the Shaft mineralization. Again, this conclusion is based on incomplete diamond drill core sampling. It is important to note that Sultan's 1999 infill sampling program obtained results up to 50.8 g/t gold over a 1.0 metre interval in hole TK-87-46 within a 60 metre segment of drill core that had never been sampled.

1989 Golden Lake Resources Ltd.

Golden Lake Resources Ltd. optioned the property in late August 1989. Personnel for Noramco Explorations Inc., operator for Golden Lake Resources Ltd., spent several days at the Kena property in October 1989. A preliminary work program was undertaken to locate and tie in claim posts and several old grids over which much of the previous work had been completed. The results of this work were used to compile technical data with the objective of formulating a detailed exploration plan for the property. Noramco Mining Corporation optioned the property from Golden Lake in June 1990 and assumed the option agreement obligations to the prospector vendors.

1990-91 Noramco Mining Corporation

The exploration program from July to September 1990 consisted of geological mapping, soil sampling and geophysical surveys. Work was restricted to the Kena Copper Zone in the southern portion of the property and to an area encompassing Gold Creek north of the old Lacana grid. In October of 1990, four NQ diamond drill holes totalling 1,055 metres were completed on the property. Two of the holes were in the Gold Creek area (at the very south edge of what is now known as the Gold Mountain Zone) and the other two were within the Kena Copper Zone. One of the holes into the south end of the Gold Mountain Zone returned 0.4 g/t gold over its entire 235.5 metre length, including 24 metres of 1.1 g/t gold and 9 metres of 2.3 g/t gold.

In 1991, additional geochemical, geological and geophysical surveys plus diamond drilling were carried out on the property. Work concentrated on the Kena Gold Zone in the north section of the property and in the Kena Copper Zone in the southeast section of the property. Three diamond drill holes aggregating 1,074 metres were completed. Holes NK91-1 and 2 were drilled in the south and north ends of the Kena Copper Zone respectively, and NK91-3 was drilled into the Kena Gold Zone. The most significant results of this final historic exploration program were returned from NK91-3 which was the deepest hole ever drilled into the Kena Gold Zone. This hole returned values at depth (from 212 to 352 metres) of >0.5 g/t gold over 140 metres width, including 10 metres of >1.5 g/t gold. Earlier diamond drill holes in this area averaged 100 to 150 metres depth.

Shaft Claims (From 1984 to 1999 the Shaft claims were worked as a separate property from the Kena claims)

1984 Lacana Mining Corporation

Lacana completed geochemical surveys, some trenching and sampling and an airborne magnetic-electromagnetic survey.

1987-88 South Pacific Gold

South Pacific Gold carried out a program of line cutting, geological mapping, geochemical soil sampling, magnetic and induced polarization surveys, and six NQ diamond drill holes aggregating 762 metres. Drilling was confined to a copper-gold occurrence referred to as the Shaft showing.

1989 Golden News Resources Inc./Noramco Explorations

Golden News Resources Inc. optioned the property in 1989. Noramco Explorations, on behalf of Golden News Resources, completed a program including line cutting, magnetic – VLF-EM surveying, induced polarization geophysical surveying, geochemical sampling and detailed geological mapping. Results of this work, combined with those of previous exploration companies indicated three drill targets were present; the Dighem, Princess and Silver King Porphyry Contact (now called Gold Mountain) Zones.

1990 Noramco Mining Corporation

Noramco optioned the property from Golden News in June 1990 and drilled four holes across the Dighem geochemical and geophysical anomaly. No results of any significance were obtained from this zone. Two additional holes were drilled, one at the Princess showing and one to the west of the Dighem anomaly over a second geochemical and geophysical target.

Previous Work by Sultan Minerals Inc.

After 1991, no further work was done on either the Kena or Shaft claims until 1999 when Sultan Minerals Inc. optioned the now amalgamated Kena Property. From 1999 to 2003, Sultan completed significant exploration programs as summarized below.

Kena Gold Zone

Initial work in the Kena Gold Zone concentrated primarily on re-logging and assaying of previously drilled but unsampled diamond drill core. Re-logging of core included close examination of structural features, alterations and mineral assemblages in order to better define mineralization controls. In the field, three sections across the Kena Gold Zone were mapped in detail with special emphasis on structures and mineralization. Results indicate that wide zones of low grade gold mineralization exist throughout the 1000 x 300 metre Kena Gold Zone.

In 2003, 14 short diamond drill holes were completed on the Kena Gold Zone. These holes were located to give shallow assay information required prior to completing the resource calculation.

Gold Mountain Zone

Work done by previous companies in what is now known as the Gold Mountain Zone consisted of soil geochemical and geophysical surveys over the Elise volcanic rocks and ended near the eastern contact of the Silver King intrusive. Notably high gold values in soil samples and high chargeabilities at the ends of the previous grid lines led to Sultan extending the grid lines to the southwest over the Silver King intrusive.

Initially, soil geochemistry identified a 3,300 x 1,400 metre zone containing high gold values. Geophysical surveys picked up chargeability and resistivity anomalies trending roughly parallel to the gold soil anomalies. An initial trenching program, near the centre of the Gold Mountain Zone, where surface rock samples assayed up to 2.7 g/t gold, led to the identification of the Discovery area. Trenches outlined an area of 120 metres by 90 metres, centred on L11+00N, 3+00E, where chip sampling averages 1.43 g/t gold.

Due to the encouraging soil geochemical and trenching results over the Gold Mountain Zone, in 2001 to 2003, diamond and reverse circulation drilling programs were conducted. A total of 11,075.73 metres in 72 diamond holes, plus 385.1 metres in 4 reverse circulation holes were drilled over an area of 2.2 x 0.7 kilometres. Drill results confirmed the depth extension of the widespread, porphyry style gold mineralization within the Silver King intrusive unit and across the contact into the Elise volcanics for a short distance. Also, the drill program found numerous "high grade" gold intervals with one or more 2-metre samples running greater than 5 g/t gold in many of the drill holes.

South Gold Zone

In the fall of 2002, four diamond drill holes were put in at approximately 100-metre spacings across the central portion of the South Gold Zone. Drill results indicate the potential for a third large area of bulk tonnage style gold mineralization on the Kena Property. The alteration and mineralization seen at the South Gold Zone is similar in style and intensity to that seen in the Gold Mountain and Kena Gold Zones.

Geological Setting

Regional Geology (After Hoy and Dunne, 1997)

The Rossland Group is in the southern Omineca Crystalline Belt, an uplifted zone of variably metamorphosed and deformed Proterozoic to Tertiary rocks that straddles the boundary between accreted terranes and ancestral North America. The belt includes a series of structural culminations, typically cored by Paleoproterozoic crystalline rocks, and flanked in the intervening depressions by rocks similar to those in the Foreland Belt to the east. These rocks are structurally overlain by accreted rocks of the Slide Mountain and Quesnell terranes.

The Omineca Crystalline Belt comprises an imbricated succession of thrust sheets that were transported eastward in Mesozoic time. This tectonism was accompanied by intrusion of granitic bodies and localization of a variety of structurally controlled vein deposits. In early Tertiary time, regional extension resulted in local uplift of core complexes as cover rocks were displaced along low angle normal faults. This extension was associated with widespread mafic volcanism, intrusion of alkalic rocks and, locally, vein and shear-hosted mineralization.

The Rossland Group is traditionally regarded as the most eastern belt of volcanic rocks within Quesnellia, a terrane that comprises dominantly arc volcanics and associated sediments that were accreted to North America in Middle Jurassic time. These rocks tectonically overlie pericratonic rocks of the Kootenay Terrane or miogeoclinal Proterozoic to lower Paleozoic rocks that were deposited on the western ancestral margin of North America. The tectonic boundary between Quesnellia and pericratonic or cratonic rocks is locally marked by mafic volcanic rocks and associated ultramafics of the Slide Mountain Terrane, interpreted to record deposition in a marginal basin or back-arc setting that separated Quesnellia from North America. Overlap assemblages, rocks deposited after collision of accreted rocks with North America, include (in the Rossland-Nelson area) the Cretaceous Sophie Mountain Formation and Eocene Marron Formation.

Local and Property Geology

In Part I – Stratigraphy and Tectonics of the Early Jurassic Rossland Group (Bulletin 102) by Hoy and Dunne, the Elise Formation volcanics on the Kena Property are described under the subheading "Highway

6 Section, South of Nelson" (which bisects the Kena Property). The following is summarized from the above referred to publication:

Elise Formation

A complete section of the Elise Formation is exposed in the east limb of the Hall Creek syncline along Highway 6 south of Nelson. It has been subdivided into a lower and upper division. The lower Elise lies with apparent conformity on sedimentary rocks of the Ymir Group; a few argillite beds persist through the lower part of the lower Elise. It is a sequence of dominantly mafic flows and flow breccias, minor lahars and tuffs up to one kilometre thick.

A coarse-grained augite porphyry flow breccia is the dominant lithology of the lower Elise. Clasts and matrix are essentially augite porphyry with euhedral to subhedral augite or augite pseudomorphs up to one centimetre in diameter in a finer grained matrix of secondary plagioclase, biotite, chlorite, epidote and carbonate. Massive augite porphyry flows, with little evidence of brecciation, are not common.

The upper Elise in the Highway 6 section is a sequence of mafic to intermediate flows, tuffs and minor epiclastic deposits up to 2,500 metres thick. A number of cyclical sequences of pyroclastic rocks that typically grade upward from lapilli tuff to crystal tuff or fine tuff are common. Augite porphyry flows and flow breccias are a minor constituent.

The dominant lithology of the upper Elise in the Highway 6 section is a plagioclase-augite lapilli tuff of andesitic to shoshonitic composition. Clasts are generally darker than their matrix due to the preferential alteration of the fine-grained matrix to calcite, epidote and secondary plagioclase.

Crystal tuffs are commonly a lateral or vertical facies of the lapilli tuffs and are similar in composition. They are characterized by up to 20 percent plagioclase and typically only a few percent augite. The crystal tuffs are generally massive; only rarely is layering noted. However, a penetrative foliation, conspicuous in most outcrops, may mask many primary features.

Fine mafic tuff occurs as dark green, fine-grained layers commonly associated with augite porphyry units. Several percent broken, commonly sausseritized plagioclase phenocrysts, less than one millimetre in diameter, and rare quartz crystals are the only primary textures preserved in the tuff. A penetrative foliation is defined by aligned biotite.

Silver King Intrusions

A number of generally highly deformed feldspar porphyries, referred to as the Silver King intrusions occur within the Elise Formation south of Nelson. They have been dated as Aalenian to Toarcian and are interpreted to be collisional granitoids. Many are associated with copper, gold and silver mineralization.

The main Silver King intrusive body can be traced southeast from Giveout Creek, one kilometre south of Nelson. Several smaller lenses border this intrusion and others occur on the western slopes of Mount Elise. Outcrops of Silver King intrusions are typically cream-coloured and form resistant ridges. Contacts with Rossland Group rocks are either sharp and discordant or intensely sheared. The Silver King pluton is sheared along its margins. Commonly, smaller lenses form sericite phyllites that resemble, and have been mapped as, foliated felsic volcanic rocks. These contact relationships and the foliated to massive nature suggest that the Silver King intrusions are a pre to synkinematic suite.

The Silver King plutonic rocks are porphyritic, characterized by 30 to 60 percent euhedral to subhedral plagioclase phenocrysts, 5-10 millimetres in size in a fine-grained greenish grey groundmass. Quartz content ranges from 1 to 2 percent; grains are commonly resorbed which may indicate a high-level of intrusion. Generally, primary mafic minerals are not preserved although acicular secondary hornblende needles are locally observed. Accessory sphene and ilmenite are common; apatite is rare.

The Silver King intrusion has been strongly altered and sheared. Plagioclase twinning is commonly obscured by intense saussuritization and the inner zones of the phenocrysts are replaced by clusters of sericite needles. Mafic minerals are almost totally replaced by chlorite and calcite. The groundmass comprises abundant secondary albite, epidote, carbonate and often 10 to 50 percent interlocking aggregates of quartz grains and sericite "mats".

Based on major element chemistry, Silver King intrusive samples are dominantly quartz monzodiorites and granodiorites. Some samples plot in the tonalite and quartz diorite fields. Most Silver King samples plot in the calcalkaline field on a total alkali-silica plot, in contrast with high-K or alkaline character of many synvolcanic Early Jurassic plutons.

Gold Mountain Zone

The Silver King intrusive outcrops along much of the western margin of the property as a topographically significant ridge. In the Gold Mountain Zone, the eastern margin of this large body of Silver King intrusive is in contact with the adjacent Elise Volcanics on a relatively flat plateau area at about 1,400 metres elevation, where poor outcrop exposure occurs.

In the Gold Mountain Zone, the Silver King unit is a coarse to medium-grained plagioclase-hornblende porphyry. This unit is locally siliceous and in places weakly to strongly flooded with secondary potash feldspar. The plagioclase is weak to moderately sericitized, and hornblende is weak to locally highly chloritized. Epidote alteration is evident in many areas. The porphyry is locally mineralized with 1 to 5% disseminated pyrite, traces of molybdenite, chalcopyrite and malachite, and stringers and disseminations of magnetite and specular hematite.

Alteration patterns can be seen in the intrusive rocks in the Gold Mountain Zone. Alterations include K-spar (potassic), epidote, pyrite, magnetite, pyrite+magnetite, with tourmaline, pyrrhotite, hematite and chalcopyrite also being noted.

Structural Analysis

A portion of a detailed structural geology study on the Gold Mountain Zone, by consultant David Rhys, P.Geo., for Sultan is summarized here:

> "Lithologies in the vicinity of the Gold Mountain zone are affected by 120-160° striking azimuth, moderate to steep southwest dipping phyllitic penetrative to spaced foliation (S1) that is defined by the platy alignment of phyllosilicate minerals, and the flattening of clasts and phenocrysts. Foliation intensity is greatest, and generally penetrative, in the volcanic sequence. The Silver King porphyry is frequently unrestrained or affected by spaced S1 cleavage surfaces with sericite or chlorite coatings. Local highly cleaved domains of spaced S1 foliation that are developed over intervals of several metres in some trenches define distributed zones of higher strain that may represent weak shear zones. A second, spaced cleavage, possibly corresponding with S2 locally occurs in some areas; it usually has a more northerly strike than the earlier S1 surfaces in the Gold Mountain trenches. A composite elongation and crenulation lineation (L1) plunges shallowly to the southeast within the plane of S1; the lineation is frequently visible on spaced foliation surfaces in the Silver King porphyry and may aid in re-orientation of drill core.
>
> Several shear zones comprising discrete areas of penetrative foliation development and grain size reduction are present in the Silver King porphyry. Where most intense, porphyry textures are obliterated and a weak compositional lamination is developed; foliation is defined mainly by fine-grained sericite/muscovite +/- chlorite after feldspars and amphibole. The shear zones trend north with moderate to steep west dips, oblique to the northwest trend of S1 foliation, but subparallel to S2 spaced cleavage surfaces. The largest of thse identified during this study is exposed in outcrop along line 1400N between 320-330E, where the shear zone is at least 10 metres thick, before outcrop exposures terminate in overburden. Possible strike extensions of this structure may be represented by a shear zone outcrop present in a road cut just north of line 1100N at approximately 150E, and anastamosing, distributed shear zones developed in road exposures between 395E

and 405E at approximately 1615N. All of these exposures occur along a linear, coincident apparent chargeability and resistivity low that may reflect the alteration of feldspars to phyllosilicate minerals in the structure, and the lack of, or low pyrite content in this structure when compared to adjacent porphyry exposures. Narrower shear zones of this type are also present near and/or along the Silver King porphyry contact in outcrop between 1280-1320N and approximately 450E, in trench TR-4 at 11m (10-30 cm thick; also intersected near the top of holes 01GM-01-03) and in trench TR-2 at 14 metres (5-25 cm thick); the latter is associated with a highly fractured, friable porphyry developed for 0.5 metres above this structure in outcrop that may represent late, brittle remobilization of this feather, although the structure was not identifiable in drill core.

Asymmetric foliation in lithons and pressure shadows surrounding plagioclase phenocrysts in the large shear zone on line 1400N, and in a weak shear zone in the porphyry near its eastern contact at approximately 870N suggest a sinistral shear sense on these structures. Shallow to subhorizontal elongation lineation defined by altered, elongated phenocrysts and chlorite blebs on shear zone foliation surfaces suggest primarily strike slip displacement with little vertical component. However, conflicting shear sense indicators obtained in the large shear zone where its is exposed at line 1600N suggest displacement may be multi-phase, and further work may be necessary to confirm absolute shear sense. Local, post-mineral sinistral-reverse displacement is indicated by oblique cleavage developed along some pyrite veinlets in trench 01TR-03.

Apart from minor structures defined by closely spaced sets of joints and fractures, and possible faults in rare areas of ground core, no brittle faults were observed in trenches or drill core.

To assess the potential morphology of mineralized zones, planar features including fracture, joints, cleavage, pyrite +/- quartz veinlets, and Fe-oxide veinlets and joint coatings probably after pyrite were measured in trench exposures. Fractures and veinlets display similar orientations, and have predominantly steep to moderate southerly dips, with strikes ranging from 330-150°, although some veinlets, particularly in trench 01TR-02, have shallow northeast and southwest dips. A cluster of steep northeast to north dipping orientations is also apparent, but not as abundant as the southerly dipping sets. Shallow dipping features and those with north to north-northeast trends are rare. When veinlets of all thicknesses are plotted independently, the same patterns are apparent, with the majority of veins having moderate to steep southwest to south dips; the same orientations are also apparent in mineralized portions of the Elise volcanic rocks adjacent to the porphyry. When only veinlets measure in intervals grading >2 g/t Au are plotted separately, orientations are similar, indicating consistent veinlet and fracture orientations in areas of all Au grades, alteration styles and lithologies.

This orientation of veinlets was also assessed through the use of veinlet core axis angles, and veinlet/cleavage angular relationships in drill core. Veinlet core axis angles vary systematically with drill hole orientation; holes drilled northeast (grid east = azimuth 060° from true north) most frequently range from 50-70°, while angles of 30-60° are most common in hole 01GM-03, drilled grid southeast (azimuth 073°) and angles of <20° are most common in hole 01GM-04, drilled grid west (azimuth 240°). The core axis angles are consistent with the moderate to steep southerly dips of veinlets obtained from direct measurements in trench exposures; the range of other less frequent orientations reflects the scatter in veinlet orientation and presence of a subsidiary steep northeast-dipping population. Lower core axis angles most frequently obtained in hole 01GM-03 (30-60°) than in holes 01GM-01 and 01GM-02 reflect the shallower strike angle that this drill hole makes with the common vein orientations. Where spaced S1 cleavage is developed in drill core, which is known to have moderate to steep southwest dips, veinlets most commonly form acute angles with, or are subparallel to, the cleavage, also consistent with these relationships."

In 2003, Dr. Trygve Hoy completed a structural mapping program over the mineralized trends on the Kena Property. His work has led to the following conclusions.

"Structure Summary

At least 3, and possibly 4, distinct phases of folding and faulting can be recognized on the Kena property. The earliest is a penetrative foliation and stretching lineation that is well developed inn the Elise Formation, but less obvious in the Silver King intrusion. It is related to tight folding and structural elongation of units. The most obvious structure is the south-plunging Hall Creek syncline; the Kena area is on the eastern upright limb of this fold.

North-trending Phase 2 shears clearly cut the early folds and related foliation. Three wide shear zones cross the northern part of the Silver King intrusion, and continue south into the Elise Formation. These shears are associated with breakdown of magnetite and therefore on a regional scale are marked by a magnetic low. Shears range from brittle zones, to ductile shears and into mylonites. They result in north-south extension and are therefore associated with conspicuous tension gashes, extensional veins and joints that trend more east-west.

Late faults, referred to as Phase 3 structures, trend northerly approximately parallel to the main structural grain. They are marked locally by zones of shattering or intense fracturing; they commonly parallel Phase 2 shears and some may, therefore, be a late (or less intense) Phase 2 structure. However, in the L1100 N area (Gold Mountain Zone discovery), they deform late (Tertiary?) dykes, and therefore formed after the Phase 2 shears.

Northeast-trending faults cross and offset the margins of the Silver King intrusion and dykes and sills within the Elise Formation. They have been mapped in three areas: north of the South Gold zone, south of the L200 N zone where they mark a conspicuous change in attitude of the Silver King, and north of L1100 N zone. They clearly offset late Tertiary dykes.

North Gold Zone

Gold within the North Gold zone appears to mainly reflect higher gold content within the upper part of the Silver King intrusion. However, it appears to have been upgraded locally by brittle, northwest trending Phase 2 structures that are associated with magnetite reduction and pyrite introduction. These Phase 2 structures project southward, to the L1100 N zone.

L1100 N zone

Examination of mineralization in the trenches suggest that gold here mainly reflects an original pyrite-K-feldspar-Au zone within a porphyry system that has been somewhat attenuated by the intense regional Phase I flattening and elongation. It occurs along the margin of the Silver King, and may locally be upgraded by brittle, north-trending (Phase 2?) structures. The zone may be truncated (or offset?) by a prominent north-trending shear (noted on an IP survey). Late northeast trending faults do not appear to have played an important role in gold upgrading or redistribution.

Cat and Shaft zones

These zones may record gold-copper mineralization that is unrelated to the Silver King porphyry system. Gold appears early, is associated with chalcopyrite and magnetite, and is concentrated in a fractured, diorite intrusive phase of the Elise Formation.

South Gold Zone

Gold mineralization within the Elise Formation is within a magnetic low, associated with pyrite, and is therefore distinct from earlier mineralization of the Cat/Shaft zones. It s probably related to porphyry style mineralization of the Silver King intrusion, even though it is concentrated in "country rock". Several Silver King dykes, and a plagioclase porphyry dyke that may be a phase of the Silver King, occur in the area. A local high grade zone appars to be enhanced in brittle north-trending structures.

Summary

On a regional scale, gold appears to be mainly concentrated in the northern part of the Silver King intrusion, in fairly close proximity to the Elise Formation contact. Original gold mineralization can probably be related to a Au porphyry system, with associated potassic (K-feldspar) and variable magnetite content. The preferential distribution of magnetite, and possibly gold, in the north may reflect originally higher levels in the Silver King intrusion. The distribution of locally higher grade gold zones along the eastern margin of the Silver King and in the Elise Formation appears to be, at least in part, also structurally controlled.

The pronounced northerly orientation of units, including the Silver King, dykes, alteration assemblages and many of the magnetic linears is due mainly to flattening and attenuation during Phase I deformation. This flattening would also have attenuated zones within the upper levels of a porphyry system that contained

variable but locally higher gold zones. It appears to be more pronounced in less competent (phyllitic) units, but virtually all phases of the Silver King, and even competent, virtually massive K-feldspar and gold enriched zones have a weak penetrative fabric, and early fractures appear to have rotated into a more northerly trend. Hence, it is believed that the main role of Phase I deformation is reorientation of early porphyry style gold mineralization and related alteration.

Phase 2 shearing appears to have locally upgraded gold content in the northern part of the Silver King intrusion. On a regional scale, Phase 2 shears are magnetite destructive and coincide, or at least in part, with the prominent regional magnetic low. This low is associated, in general, with zones of elevated gold content and locally with higher pyrite content. In the L2100 N area, the more western of these zones is fractured and veined, and contains higher gold content. In trenches here it appears as a northwest-trending zone of brittle shearing, with veins that may contain elevated gold, that trends at a slight angle westward from the regional foliation and a late mafic dyke. Farther south, in trenches near L200 N, north-trending brittle fracturing and shearing, with magnetite removed or replaced by pyrite?, contains higher gold content. In intensely sheared (ductile) zones, and in areas of mylonite, gold content is typically lower.

Late northeast-trending faults appear to coincide with areas that also have elevated gold content. However, these structures appear to be mainly post-Tertiary in age, and cannot be directly related to these increased gold values. It is possible, however, that more north-trending late structures, as occur in the South Gold Zone, (and possibly L200 N area) may remobilize and upgrade gold content."

Alteration Assemblage

Alteration assemblages found throughout the Silver King intrusive appear to have important relationships to the gold mineralization. Conclusions from an alteration mapping study, conducted by Kathryn Dunne, P. Geo., 2001, are as follows:

"Alteration mineral assemblages at the Gold Mountain Zone include:	
1) tourmaline stockwork	tourmaline+quartz+K-spar+pyrite
2) magnetite+quartz dominant	magnetite+quartz+chlorite+sericite+/-epidote+/-pyrite+/-carbonate
3) magnetite dominant	magnetite+K-spar+biotite+/-chlorite+/-epidote+/-hematite+/-tourmaline+/-pyrrhotite
4) magnetite+pyrite dominant	magnetite+pyrite+K-spar+biotite+/-chlorite+epidote+/-carbonate+/-sericite+/-quartz
5) pyrite dominant	pyrite+sericite+K-spar+chlorite+/-quartz+/-carbonate+/-tourmaline
6) quartz stockwork	quartz+pyrite+sericite+K-spar+chlorite+/-hematite+/-malachite+/-chalcopyrite+/-tourmaline+/-gypsum (after anhydrite)

Host rock composition (diorite), Au grades (avg. >1 g/t?), sulphide mineralogy (hydrothermal magnetite, pyrite), alteration distribution (K-silicate: magnetite-K-spar-biotite and sericitic: sericite-quartz-pyrite +/ gypsum), quartz veinlet stockworks and low silver content (<3ppm) are consistent with a porphyry gold depositional setting [see for example: Marte, Lobo, and Refugio (Sillitoe, 1995)]. The distribution of magnetite, magnetite + pyrite and pyrite dominated zones may reflect depth of alteration with magnetite dominant possible at deeper levels. The sericitic alteration may be an overprint on the K-silicate alteration. The sericitic alteration (pyrite dominant) contains quartz +/- tourmaline veinlet stockworks that host the bulk of the gold mineralization. Sillitoe (1997) notes that the presence or absence of sericite overprint does not seem to exert any control on gold content in porphyry gold deposits."

Deposit Types

A genetic connection between some of the satellitic phases of the Silver King intrusions and a number of mineral deposits has been suggested. Deposit types spatially associated with the Silver King intrusions

include gold porphyry, "conformable" gold, shear-related copper-gold and copper-zinc-silver, and vein lead-zinc-silver-gold.

Mineralization

Mineralization in the Gold Mountain Zone appears to be associated with classic porphyry style alterations, disseminated sulphides and fracture coating sulphide and oxides. In the area of the 2000 "discovery" trenches, the feldspar porphyry is intensely fractured and altered. Sulphide mineralization consists of 1 to 5% disseminated and fracture coating pyrite, trace chalcopyrite (with accompanying malachite) and molybdenite. Heavy limonite and/or goethite and occasional pyrolusite occur on many of the fractures in the "discovery" area. Throughout the Silver King intrusive, although not abundant in the trench area, disseminated and fracture filling magnetite and specular hematite occur, up to 10% locally.

For information on mineral assemblages see the section on Alteration Assemblages under the Geological Setting heading.

Gold mineralization occurs predominantly as finely disseminated free gold grains within both the intrusive and volcanic rocks in the vicinity of their eastern contact. The gold grains often occur adjacent to pyrite grains or within narrow quartz veinlets, both of which show deformational characteristics, indicating that gold emplacement is either pre or syn-kinematic. Thin sections examined during petrographic studies show that very minor amount of gold also occur as tiny inclusions in pyrite grains, indicating an older gold phase (Well, R.C., 2001). As well, minor amounts of gold can be seen along narrow fractures, indicating a younger gold phase or later remobilization of the earlier gold.

Geologic Model

A three dimensional solids model was produced for each of the Gold Mountain and Kena Zones. The mineralized zone in each case was interpreted from cross sections constructed roughly perpendicular to the strike of the zones. Solids were constrained by the drill holes and shapes of mineralized zones were maintained between cross sections. The top of the solids was constrained by the supplied topographic surface.

Adjacent Properties

Several different mineralization types occur in the vicinity of Sultan's property and the most significant of these can be summarized as follows:

The California prospect is a vein deposit in the Elise Formation between the Silver King intrusion and Nelson batholith. Quartz veins at the California deposit contain pyrite, galena, sphalerite and free gold.

The Great Western and Kena Gold occurrences and Silver King mine are examples of shear-related or "conformable" deposits.

The largest past producer "associated with" the Silver King intrusions is the Silver King mine (optioned by Sultan). The mine began production in 1896 and attracted a wide variety of attention to the Nelson area. The previously mined Silver King ore body comprises three main shear-controlled veins, with galena, chalcopyrite, pyrite and tetrahedrite and minor sphalerite, bornite and stromeyerite within highly sheared Elise Formation mafic volcanic flows near the eastern contact of the Silver King intrusion. The gangue is quartz, carbonate and siderite in sericite schist, a highly sericitized and sheared Silver King intrusion.

Exploration

Rock Sampling Techniques

Rock samples were collected during the course of mapping, predominantly in the vicinity of historic workings. Chip samples were taken as continuous samples collected perpendicular to bedding or mineralizing structures, wherever identifiable and consist of numerous 2 to 3 centimetre rock chips. Grab samples consist of two or three fist size pieces of rock representing a certain rock or mineralization type. All sample sites were marked with fluorescent flagging labelled with the sample number.

Samples were placed in poly bags labelled with the corresponding sample number and were shipped to Acme Labs Ltd. in Vancouver for analyses. In the laboratory, samples were crushed to minus 200 mesh and fire assayed for gold, plus geochemically analyzed for 30 additional elements by the ICP geochemical method.

Rock Sampling Results

For tabulated results of prior rock sampling programs, see Dandy, L., 2002 Technical Report and various assessment reports dated 1999 to 2003. A brief discussion of the results will be given here for completion.

Gold Mountain Zone

Of relevance to the current report topic, several surface grab and chip samples collected from the Silver King intrusive in the Gold Mountain Zone returned significant gold assays, up to 7.75 g/t. During both the 2000 and 2001 programs, grab and chip samples have returned elevated gold values over an area of 1,500 x 500 metres. It is important to note that the 2000 "discovery" trench area was located in the vicinity of rock samples that ran between 0.5 g/t and 2.7 g/t gold. The 7.75 g/t gold sample is located 500 metres grid north and 400 metres grid west from the "discovery area" and occurs in very similar appearing intrusive rock containing minor narrow quartz stockwork. Samples collected throughout the Silver King unit confirm the consistency of gold mineralization and the homogeneous nature of the intrusive in the Gold Mountain Zone.

Kena Gold Zone

Sampling by Sultan in the Kena Gold Zone was confined to confirming chip sampling results from previously sampled trenches. At the Neil showing, assays returned gold values of 43.22 g/t and 0.44 g/t Au. The high-grade gold mineralization was found in a 50 centimetre wide ferrocrete layer which overlies portions of the Kena Gold Zone, and the 0.44 g/t gold value comes from a 5 metre chip sample collected across the Neil showing. The high grade ferrocrete layer has undergone limited historical production (as evidenced by several old pits, trenches and caved adits), but no documented historical results have been found.

Other Showings

Exploration programs have concentrated on the Kena Gold and Gold Mountain Zones with only limited prospecting and sampling conducted elsewhere on the property.

At the Kena Copper Zone, a rock grab sample collected from an old shaft assayed 2.87 g/t gold along with 3.99% copper. The highest previous values obtained from surface sampling in this zone are 2.6 g/t gold and 1.1% copper.

Late in 2000, new ground to the south of the initial claim holdings was acquired by staking. During the course of the staking program, three historic showings were discovered. These appear in BC government Minfile descriptions and are labelled the Three Friends, Euphrates and Gold Cup. The Three Friends and

Gold Cup lie within the Silver King intrusive and consist of sheared, altered and mineralized porphyry with quartz-sulphide veining. The Euphrates occurs along a shear structure in the Elise volcanic package adjacent to the Silver King intrusive, and consists of shear and vein style sulphide mineralization. Grab samples collected from the workings returned values up to 0.74 g/t gold from the Three Friends. The Gold Cup gave gold values in grab samples of 5.54 g/t an 16.72 g/t with significant copper (up to 0.21%) and silver (up to 84 g/t). The Euphrates returned gold values up to 9.82 g/t from grab samples, and also had sub-economic but elevated zinc, silver and arsenic values.

In 2001, additional ground acquisition and prospecting in the southern portion of the Silver King intrusive trend, discovered additional mineralized zones. A grab sample consisting of quartz veining with arsenopyrite, located near the very south end of the property, returned a gold assay of 20.7 g/t. Another series of very old pits and adits showed quartz stockworks containing bornite and returned assays of 0.88 g/t and 0.49 g/t gold accompanied by 2.1% and 2.6% copper, respectively.

Rock sample results for the Great Western area show widespread gold mineralization throughout, which correlates to the high gold soil values found within the Silver King intrusive. There are some very high gold values from the historic workings, as well as occasional elevated silver and copper values.

Along the Starlight Trend, from north to south the following workings were sampled: the Starlight, Victoria-Jessie, Daylight-Berlin and Cariboo. Several samples were collected from old trenches along the Starlight vein. Interestingly, a 1-metre chip sample across the main Starlight vein in an area of "bull" looking quartz returned a slightly higher gold assay (23 g/t) than a sample taken from the "best-looking" (sulphide rich) dump material (21 g/t), indicating that the gold is not necessarily tied up with the sulphides. Chip samples from the Cariboo workings returned values returned values of up to 24 g/t gold, within the mineralized replacement zone and altered chlorite-sericite schist wall rock containing finely disseminated pyrite, chalcopyrite, galena, sphalerite and molybdenite.

A few rock chip samples collected in 2003, on the acquired Athabasca claims, returned variable gold assay results from the surface exposure of the main Athabasca vein. Assay results range from 0.94 g/t gold over 20 centimetres to 82.11 g/t gold over 57 centimetres. The Athabasca Claims were returned to the optionor in March 2006.

Geochemistry

During the 2000 to 2003 exploration programs, soil samples were collected from three grid areas: Gold Mountain, Kena and South Grids. Soil samples were collected from the Gold Mountain and Kena Grids on lines run at 100 metre spacings with samples collected at 25 metre intervals along the lines. These grids were extended to the west to cover the newly acquired Starlight and Cariboo trends. On the South Grid, 100 metre spaced lines were extended to grid west to cover the southern extent of the Silver King intrusive unit. Also, the South Grid has been extended from the south end of the original Kena property for 9.6 kilometres to cover the trace of the Silver King intrusive. Lines in this southern extension grid were put in at 200 metre spacings and soil samples were collected at 50 metre intervals along these lines.

Samples were taken from the 'B' soil horizon whenever possible, and were collected using a mattock or shovel. Sample sites were labelled with fluorescent flagging with the station number recorded on it, and soil was placed in correspondingly labelled Kraft soil bags. All soil samples were shipped to ACME Labs Ltd. in Vancouver for analyses. In the laboratory, samples were dried, sieved to –80 mesh and the fine fraction analyzed for gold by the wet geochemistry method and for 30 elements by the ICP method.

The northern portion of the Kena Property is termed the Gold Mountain Zone and is covered by the Gold Mountain Grid. The eastern portion of the grid has 50 metre spaced soil lines which were run in 1990 by Noramco, and the western portion of the grid has 100 metre spaced soil lines run by Sultan. The Gold Mountain Grid has been extended to the west to cover the Great Western Zone and the Starlight Trend. The Starlight Trend continues south onto the Kena Grid where it runs through the Cariboo workings.

In the Gold Mountain Grid area, gold in soil values over the Silver King Porphyry and contact area are considerably higher than those within the adjacent volcanics. A 600 to 1400 metre wide band of gold soil values of greater than 50 ppb trends at 130 for the length of the Gold Mountain Grid (nearly 3 kilometres). To the west, a strong gold anomaly also occurs over the Great Western Zone, with this portion of the gold soil anomaly being the strongest and most cohesive in the large Gold Mountain Grid.

The Kena Gold Zone shows up very well with gold soil geochemistry as an average 300 metre wide anomaly trending for about 1 kilometre. Along the west side of the Kena Grid are outcrops of Silver King intrusive with spotty high gold soil values relating to the intrusive. Several lines have been extended to the west to cross the intrusive cover the historic Cariboo workings. A linear, single station gold soil anomaly trends through the Cariboo workings and for the length of the grid approximately perpendicular to the grid lines, showing the mineralized trend that hosts the Cariboo. This mineralized trend is the southern extension of the Starlight Trend seen on the Gold Mountain Grid to the north.

The South Gold Zone shows up very well by gold soil geochemistry as a strong, cohesive 800 x 250 metre anomaly. The South Gold Zone is located entirely within the volcanic unit to the east of the Silver King intrusive. In 2002, the grid lines were extended to the west to cross the intrusive unit. Only occasional single station gold soil anomalies were found over this grid extension.

A moderate copper soil geochemical anomaly coincides with the South Gold Zone gold soil anomaly. To the east of the South Gold Zone is a much stronger copper anomaly which defines the Kena Copper Zone. This copper geochemistry trends for over 2 kilometres, averages 400 metres in width, and has several stations of >1,000 ppm copper.

Geophysics

Induced Polarization Survey

Induced polarization surveys have been conducted over much of the grid areas on the Kena Property. For results and conclusions of these surveys, see report by Peter E. Walcott, 2001, and various assessment reports by L. Dandy 2001-2003.

Airborne Magnetics and Radiometric Survey

Late in 2003, a Fugro helicopter assisted airborne radiometrics and magnetics survey was flown over the northern portion of the Kena Property. An area of 7 by 3 kilometres was surveyed with 100 metre spaced flight lines.

The regional magnetic map shows a large magnetic low some 18 kilometres in length trending north-westwards through the property. Its eastern extent appears spatial related to the Cottonwood Creek and Salmo River stream beds. Two east-west offsets are visible, one in its centre region in the Great Western - Gold Mountain - Shaft area, and the other in the south along the bend in the Salmo River. Fourteen known showings and former small producers (information from BC Government Minfile) lie within this low.

This regional magnetic low and other magnetic features appear to have little to do with the surface geological units as seen by comparison with the regional geology after Hoy & Dunne. This is well illustrated by comparing the geology with the vertical gradient results from the low level heliborne survey where shallow source magnetic features can be seen trending northwesterly through both rock units.

The large magnetic low feature appears to represent a down faulted block that has undergone subsequent intense alteration with the destruction of most of the magnetic material, and as a consequence exhibiting zero magnetic susceptibility. Gold mineralization occupies this low, as suggested by the geochemical results.

The helicopter borne magnetic survey shows good correlation with the regional survey, with respect to the stronger and larger magnetic features. The large (area) magnetic high in the northeast corner is better defined by the 100 metre flight line spacing, and thus has a somewhat different shape and strike direction. It should be mentioned here that, as expected, the heliborne magnetic results showed excellent correlation with those from the previous Dighem survey (1980s).

A narrow shallow, 6 kilometre long, positive magnetic feature can be observed trending across the eastern part of the survey area. This feature strikes north northwesterly in its northern part where it is better defined, and northwesterly to the south where its magnitude tails off. This steeply dipping dyke-like magnetic intrusive corresponds to the dioritic dyke described by Hoy & Dunne. Its contact with the volcanics is not recognizable in holes drilled across the same in the vicinity of the Cat and Shaft showing except on the basis of magnetic susceptibility, so the regional metamorphism must have been intense, or it was only magnetite intruded into the volcanic package and not a different rock. The Cat, Shaft, Kena and South Kena Copper-Gold Zones all lie along or are spatially related to this feature, the mineralization of which was presumably brought in by hydrothermal solutions along the same conduit(s) before or after those that brought in the magnetite.

Similar sub parallel and more subtle positive magnetic features are discernible in the underlying Silver King rocks in the north-eastern part of the survey area on the plot of the vertical gradient. These are better defined on the plot of the high frequency magnetics, a plot of the short wave length responses of shallow narrow sources. These could also be attributable to magnetite brought in by hydrothermal solutions as aforementioned.

Drill Holes 01GM-20, 02GM-53, 02GM-62, 03GM-65 and 03GM-71, widely spaced holes drilled into and across one of these northwest trending features, all intersected narrow high grade gold mineralization in the hanging wall in close proximity to intrusive dykes and/or zones of higher magnetic susceptibility. This could suggest that the gold mineralization came in along the same conduits before or after the dykes and/or magnetic intrusions.

The radiometric survey appeared to be adversely effected by the overburden and did not make any additional contribution to the understanding of geology and mineralization.

Ground Magnetometer Survey

In 2003, a ground magnetic survey was completed in order to extend to the north, across the newly acquired Athabasca claims, the strong magnetic low feature identified by the airborne magnetic survey. This survey shows the magnetic low feature extending to the Giveout Creek Valley, where it is offset to the east by approximately 200 metres, then continues north trending through the centre of the Athabasca workings. It therefore appears that the gold mineralization at Athabasca is controlled by the same magnetic low shear structure that controls the majority of the gold mineralization on the Kena Property.

Trenching

During the 2000 and 2001 exploration programs, 21 trenches were excavated in the Gold Mountain Zone of the Kena Property. Trenches were put in using a Hitachi EX100 excavator to an average depth of 2 to 3 metres. Trenches were mapped and chip sampled along continuous 3 metre intervals for the length of each trench.

Chip samples were collected by hammer and chisel, and are a continuous sample of golf ball size rock chips. The 3 metre samples each represent about 10 kilograms of material. The chip samples were placed in poly bags labelled with the trench number and sample interval, and were shipped to ACME Labs Ltd. in Vancouver for analyses. In the laboratory the samples were crushed and screened to –200 mesh, and in

some instances the coarse fraction examined for metallics, and the fine fraction analyzed for gold by fire assay. All samples were also analyzed for 30 additional elements by the ICP method.

For trench results and locations see assessment reports by L. Dandy, 2000-2003. Of note, in 2000, trenches TR-1 to TR-6 were initially excavated and defined the "discovery" area of the Gold Mountain porphyry mineralization. They are centred on L11N, 3+00E and cover an area of approximately 120 metres by 95 metres which gave a combined assay value of 1.43 g/t gold over the entire 187.2 metre trenched length.

Sulphide mineralization found in the trenches consists of disseminated blebs and fracture fillings of pyrite with occasional weak chalcopyrite. The fracture filling pyrite is often accompanied by (or entirely replaced with) limonite and/or goethite. The disseminated pyrite is very shiny and fresh appearing, with the irregular shaped blebs tending to be coarser in the fresher appearing (less altered) Silver King porphyry. Total sulphide content varies from 1 to 5%, with local narrow widths of up to 20%. Gold content does not always vary with sulphide content.

The 2003 trenches were excavated along the magnetic low corridor (identified by the airborne geophysical survey). These trenches were put in to trace the structures seen following and crossing this corridor and were used for structural interpretation purposes. One trench, 03TR-7, intersected narrow quartz veinlets with coarse visible gold and returned a gold assay of 66.83 g/t form a 2 metre chip sample.

Drilling

<u>Gold Mountain Zone</u>

From 2001 to 2003, 11,075.73 metres of diamond drilling in 72 holes, plus 385.1 metres of reverse circulation drilling in 4 holes was completed on the Gold Mountain Zone over an area of 2.2 x 0.7 kilometres.

The initial diamond drilling program on the Gold Mountain Zone was designed to test at depth the gold mineralization first identified in the 2000 "discovery" trenches.

Gold assay results, when plotted along section lines, show the widespread nature of the gold mineralization throughout the Gold Mountain Zone. Many of the drill holes contain one or more 2 metre intercepts of high grade gold mineralization surrounded by 100 metres or more of lower grade gold values. Often the entire drill hole averages >0.3 g/t gold, indicating that the low grade halo is open in two or more directions. Of the 72 holes drilled in the Gold Mountain Zone, 48 of them averaged >0.3 g/t gold over their entire lengths. Many of these intersections start at or near surface and represent entire hole widths, indicating that the mineralization has not yet been tested to its full depth.

High gold assay values include 172.10 g/t gold over 2.0 metres in hole 01GM – 08 and 240.07 g/t gold over 1.23 metres in hole 01GM-03. The high-grade intercepts appear to line up in a number of sub parallel "shoots" which dip slightly steeper than the regional geologic contacts. Half of the holes drilled to date encountered visible gold.

By plotting drill sections, it can be concluded that the gold mineralization (most notably the higher grade) in the Gold Mountain Zone has come in along vertical (or near vertical) structures. These same structures are seen to host a series of mafic dykes that often trend sub-parallel and adjacent to the higher grade gold mineralization. Where gold intercepts seen in the drill sections appear to be dipping closer to the regional trend (50-60°), it is assumed that the mineralization has in fact strayed from its original vertical "shoot" and spread out along the foliation in areas of weakness. One of the most notable of these areas of weakness is along the intrusive-volcanic contact.

Late in 2002, after compiling the plotted drill sections with the airborne magnetic survey results a corridor was identified lying west of the Gold Mountain Zone discovery area. This corridor contains a broad total field magnetic low signature, but within the broad low are narrow high magnetic features. These narrow

high magnetic highs correlate with higher grade gold drill intercepts in five holes (01GM-20, 02GM-53, 02GM-62, 03GM-65 and 03GM-71) that cross this magnetic corridor.

Kena Gold Zone

In 2002 and 2003, Sultan diamond drilled 1009.28 metres in 16 holes on the Kena Gold Zone. The 2003 drilling program consisted of 14 shallow holes drilled to define the near surface mineralization, in an area requiring this information prior to completion of computer modeling. All holes contained elevated gold mineralization for their entire lengths and drill casing were left in the holes in order for them to be extending during the next phase of exploration.

Sultan's drilling, combined with drilling by Lacana, Kerr Addison and Tournigan in 1980s and Noramco in 1991, provides a good data base for producing this resource estimate and will assist in directing future drilling of areas with potential for generating additional resources.

South Gold Zone

A third bulk tonnage type target area on the Kena Property is the South Gold Zone. In fall of 2002, four diamond drill holes totalling 1,066.5 metres were put in at approximately 100 metre spacings across the central portion of the South Gold Zone.

Hole 02SG-04 contained a consistent zone of elevated gold mineralization for the top of the hole to about 120 metres depth. This zone averages 0.67 g/t gold (or 0.87 g/t gold up to 90 metres depth), with a rusty, broken, pyretic section containing higher gold grades. Over 5 metres this section averaged 8.10 g/t gold including a 2 metre interval that assayed 12.63 g/t gold. Interestingly, elevated copper and silver values also occur in holes 02SG-03 and 02SG-04. In the area of better gold mineralization in hole 02SG-04, copper values tend to range from 500 to 1,100 ppm and silver values from 1 to 8 ppm.

The South Gold Zone Gold mineralization (along with copper and silver) increases and becomes more widespread toward grid south. The gold grades from hole 02SG-04 are similar to those encountered in the Gold Mountain Zone discovery area, although the South Gold Zone drilling lies entirely within the Elise volcanic package. The high-grade mineralization occurs in a rusty, pyritic, broken section of core while the lower grade halo appears to be related to silica/potassium alteration.

Great Western and Starlight Zones

During 2002 a total of 843.69 metres in 6 holes was drilled in the Great Western Zone and 866.12 metres in 6 holes drilled along the Starlight Trend. These areas are not included in the current resource calculations.

Broad widths of gold mineralization in the Great Western Zone are associated with areas of increased quartz and quartz-sulphide veining or adjacent to lamprophyre dykes within the Silver King intrusive. Both the veins and the dykes are readily visible in core.

APPENDICES

APPENDIX I – DRILL HOLE LISTING

Hole #	Grid Northing	Grid Easting	UTM Northing	UTM Easting	Elevation (m)	Azimuth	Dip	Length (m)
01GM-01	10+96N	2+69E			1484	058	-45	137.16
01GM-02	10+96N	2+68E			1484	057	-60	134.26
01GM-03	10+95N	2+69E			1484	073	-45	124.05
01GM-04	10+97N	3+8E			1483	240	-45	267.61
01GM-05	11+00N	2+19E			1486	060	-45	170.08

Hole #	Grid Northing	Grid Easting	UTM Northing	UTM Easting	Elevation (m)	Azimuth	Dip	Length (m)
01GM-06	10+50N	2+40E			1483	060	-45	135.33
01GM-07	8+15N	2+22E			1472	060	-45	142.04
01GM-08	11+00N	1+45E			1499	060	-45	214.27
01GM-09	11+00N	0+70E			1518	060	-45	295.96
01GM-10	11+00N	0+05W			1527	060	-45	185.32
01GM-11	12+00N	0+40E			1536	060	-45	349.30
01GM-12	14+00N	0+75W			1566	060	-45	305.78
01GM-13	16+00N	0+80W			1572	060	-45	132.89
01GM-14	8+00N	0+50E			1499	060	-45	151.49
01GM-15	18+00N	3+80W			1648	062	-45	105.46
01GM-16	4+00N	0+27E			1521	058	-45	144.78
01GM-17	18+00N	1+55W			1592	060	-45	138.99
01GM-18	16+00N	1+75W			1595	060	-45	185.62
01GM-19	4+00N	1+25E			1499	060	-45	138.38
01GM-20	9+00N	0+75W			1557	060	-55	178.31
01GM-21	4+00N	1+25E			1499		-90	59.74
01GM-22	16+00N	1+75W			1595	060	-65	55.47
01GM-23	11+00N	3+27E			1484	060	-45	121.92
01GM-24	11+00N	3+27E			1484	015	-45	91.7
01GM-25	11+11N	2+93E			1484		-90	186.23
01GM-26	10+81N	2+93E			1484		-90	177.4
01GM-27	13+10N	4+32E			1482	060	-45	110.61
01GM-28	10+66N	2+93E			1482		-90	184.05
01GM-29	10+00N	0+15E			1592	347	-45	103.17
02GM-30	10+70N	2+03E	5475862	479319	1485	056	-47	178.92
02GM-31	10+75N	2+74E	5475903	479382	1477	030	-46	76.5
02GM-32	10+75N	2+74E	5475902	479382	1477	090	-46	71.93
02GM-33	11+00N	2+96E	5475936	479386	1477	056	-46	101.8
02GM-34	11+00N	1+84E	5475874	479290	1487	060	-46	195.07
02GM-35	10+70N	1+55E	5475839	479282	1490	056	-46	207.47
02GM-36	10+85N	1+55E	5475849	479270	1490	056	-46	206.65
02GM-37	10+85N	1+97E	5475875	479313	1485.5	056	-46	181.66
02GM-38	10+70N	2+42E	5475891	479354	1484.5	056	-46	133.2
02GM-39	10+85N	2+39E	5475900	479352	1483.5	056	-46	137.35
02GM-40	10+85N	2+86E	5475918	479383	1477	056	-46	106.73
02GM-10 (extension)	11+00N	0+07W	5475784	479137	1519	058°	-45°	359.05 (173.73ext)
02GM-41	10+90N	2+02E	5475875	479313	1483		-90°	354.83
02GM-42	10+76N	2+23E	5475873	479341	1484		-90°	251.00
02GM-43	10+17N	2+50E	5475843	479386	1480		-90°	195.07
02GM-44	10+21N	3+12E	5475879	479439	1474		-90°	122.53
02GM-45	11+50N	3+00E	5475974	479375	1479		-90°	168.55
02GM-46	9+00N	1+86E	5475717	479387	1485		-90°	254.20
02GM-47	5+00N	1+91E	5475381	479614	1472		-90°	207.26
02GM-48	6+00N	2+09E	5475466	479580	1470	235°	-89°	195.07
02GM-49	6+95N	2+09E	5475561	479524	1463		-90°	156.06
02GM-50	12+86N	3+56E	5476132	479342	1496	060°	-51°	128.63
02GM-51	2+02N	3+33E	5475208	479890	1412	060°	-50°	61.26
02GM-52	2+00N	1+44E	5475114	479748	1470	062°	-51°	216.41
02GM-53	2+00N	0+26E	5475069	479646	1507	060°	-51°	335.28
02GM-54	16+00N	1+75W	5476137	478752	1587	017°	-51°	128.63
02GM-55	16+00N	1+75W	5476137	478752	1587	110°	-50°	55.17
02GM-56	11+50N	4+00E	5476028	479452	1488	055°	-51°	87.17
02GM-57	13+21N	4+81E	5476214	479430	1495	060°	-50°	65.23
02GM-58	13+21N	4+81E	5476214	479430	1495	090°	-51°	62.79
02GM-59	11+10N	5+04E	5476048	479555	1482	060°	-50°	115.52
02GM-60	7+92N	4+53E	5475742	479672	1458	060°	-50°	118.87
02GM-61	20+06N	2+81W	5476455	478428	1575	060°	-50°	220.98

Hole #	Grid Northing	Grid Easting	UTM Northing	UTM Easting	Elevation (m)	Azimuth	Dip	Length (m)
02GM-62	21+01N	3+98W	5476498	478261	1573	060°	-50°	133.20
02GM-63	21+00N	7+04W	5476354	477999	1623	060°	-50°	261.52
02GM-64	19+00N	0+01E	5476481	478724	1533	060°	-50°	211.53
03GM-65	23+30N	4+05W	5476667	478179	1528	246	-45	110.64
03GM-66	23+30N	4+05W	5476667	478179	1528	246	-65	38.10
03GM-67	23+30N	4+05W	5476667	478179	1528	210	-45	49.68
03GM-68	23+50N	3+77W	5476693	478196	1523	280	-45	38.40
03GM-69	23+50N	3+77W	5476693	478196	1523	315	-45	53.34
03GM-70	21+55N	4+00W	5476535	478233	1557	060	-45	61.87
03GM-71	2+55N	0+60E	5475118	479650	1471	061	-45	63.70
03GM-72	1+48N	1+05E	5475042	479738	1462	060	-45	54.86
R02GM-01	10+70N	1+57E	5475844	479285	1490	056	-46	60
R02GM-02	10+85N	1+57E	5475852	479276	1490	056	-46	179
R02GM-03	10+85N	3+28E	5475942	479420	1477	056	-46	80.77
R02GM-04	10+70N	3+30E	5475927	479430	1475	056	-46	65.33
02KG-01	11+11N	2+93E	5474792	480688	1504		-90	177.40
02KG-02	51+73N	52+25W	5474736	480245	1505	042	-52	220.98
03KG-01			5474803	480621	1496		-90	43.60
03KG-02			5474820	480628	1496		-90	44.50
03KG-03			5474833	480658	1507		-90	49.70
03KG-04			5474775	480641	1496		-90	30.50
03KG-05			5474806	480648	1501		-90	53.30
03KG-06			5474858	480669	1490		-90	34.10
03KG-07			5474834	480693	1506		-90	46.60
03KG-08			5474762	480685	1508		-90	64.30
03KG-09			5474771	480706	1501		-90	54.90
03KG-10			5474803	480714	1483	060	-58	41.10
03KG-11			5474842	480692	1507	031	-56	48.80
03KG-12			5474834	480693	1506	080	-46	44.20
03KG-13			5474755	480731	1505		-90	32.00
03KG-14			5474742	480744	1505		-90	23.30
02SG-01	93+05N	5+25W	5472802	481865	1650	040°	-51°	289.56
02SG-02	92+00N	6+35W	5472653	481860	1640	038°	-46°	300.23
02SG-03	91+16N	6+06W	5472622	481942	1605	040°	-52°	258.17
02SG-04	90+11N	6+15W	5472548	482032	1572	037°	-50°	218.54
02GW-01	22+55N	11+89W	5476212	477582	1468	150°	-50°	121.92
02GW-02	17+31N	9+75W	5475871	477984	1638	010°	-50°	129.54
02GW-03	19+10N	9+71W	5476026	477880	1618	000°	-50°	153.92
02GW-04	19+63N	10+75W	5476060	477741	1555	328°	-45°	135.64
02GW-05	24+01N	7+45W	5476559	477832	1540	045°	-50°	135.33
02GW-06	13+69N	11+59W	5475482	478018	1675	015°	-52°	167.34
01CB-01	51+96N	66+20W				050	-45	122.53
02SL-01	16+56N	17+44W	5475436	477392	1562	060°	-50°	87.30
02SL-02	16+45N	17+73W	5475408	477363	1567	060°	-50°	113.75
02SL-03	16+31N	17+75W	5475381	477385	1565	060°	-50°	152.40
02SL-04	6+48N	11+90W	5474837	478388	1773	060°	-50°	122.83
02SL-05	8+98N	12+58W	5475015	478183	1785	040°	-50°	300.23
02SL-06	13+81N	16+38W	5475270	477628	1555	040°	-50°	89.61

Sampling and Analyses

Sampling Method and Approach

Sample preparation procedures used by Sultan follow standard industry practice and professional guidelines. For surface rock and soil sample collection methods see the section titled "Exploration". For drill core, after logging the core was split using a standard manual core splitter or for some intervals by using a diamond saw. One half of the core was then placed in a labelled sample bag and the second half returned to the core box with its location marked with the same assay tag number.

Due to the nature of the gold mineralization, the entire length of the diamond drill core was split and assayed for all holes drilled by Sultan. Sample intervals were generally 2 metres unless lithological changes warranted different interval widths.

Sample Preparation, Analyses and Security

The core to be assayed was shipped by trucking company from site directly to ACME Labs Ltd. in Vancouver, BC. All sample preparation was done at the laboratory by ACME staff.

In the laboratory, core samples were initially jaw crushed and two 250 gram sub samples were riffle split out of the original sample. One of the sub samples was further crushed to –200 mesh, sieved and fire assayed for gold and analysed for 30 additional elements by the ICP method

Data Verification

Data used in the preparation of the Technical Report were predominantly generated by Sultan, during the past 4 years exploration programs. As well, a portion of the data used was generated by several exploration companies that worked the property previously. All data is stored in Sultan's office in Vancouver and in a site office located in Salmo, BC. According to the Technical Report, there appears to be no reason to doubt the accuracy or veracity of the considerable amount of geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams.

Documentation of prior exploration work, primarily by Noramco and Lacana, shows that this work was carried out to a good standard of competency and completion. Paper records such as assay sheets and drill logs, geophysical maps and geological sections are property archived and readily available for inspection. Drill core from prior exploration programs is well stored on site in an orderly way, and new core drilled by Sultan is stored in a secure facility in Salmo, BC. Assayed sections of the core have been split and retained in properly marked core boxes. It is easy to refer to a drilled and assayed intercept in a report or cross section and view the same core interval in the box at either of the storage sites.

In the field, grid lines and drill collars are easily identified. All drill collar locations have been surveyed by GPS unit, as have several specific points along the grid lines.

A series of computer checks were run on the data as supplied by Sultan. A number of missing or overlapping assays were identified and the errors corrected. Samples not assayed or samples missing assays were assigned a value of 0.005 g Au/t.

Security of Samples

Quality Assurance and Quality Control

The QA/QC work completed on the Kena Property consists of Laboratory introduced Standards at a frequency of about 1 in 20, laboratory reruns on 2nd split from pulps, laboratory reruns on 2nd split from coarse rejects, duplicate samples sent to a second lab and blind duplicate samples sent back to primary laboratory. Data sets are evaluated using scatter plots to evaluate for sampling or analytical bias and to measure reproducibility or precision. The standards are evaluated to determine analytical accuracy.

Standards

As part of Acme's internal QA/QC program every batch of samples that are analysed must contain one or more splits of a solid reference material of known concentration that is weighted, digested and analysed in conjunction with the client's samples. This reference material (standard) is used to monitor the accuracy of the analytical method and is reported to the client. For the Kena Property a Standard labelled STD AU-1

was included and assayed a total of 184 times. The expected value for this standard, as supplied by Acme, was 3.35 g Au/t with an upper limit of 3.45 g Au/t and lower limit of 3.25 Au/t.

Acme Reruns on Pulps

Acme routinely takes about 1 in 20 assays and checks a second split from the pulverized material against the original. There is excellent agreement with no indication of bias and a correlation coefficient of 0.9857. The average dispersion about the best fit regression line is 0.110 and the average sampling precision is 50%.

Acme Reruns on Rejects

At about the same frequency as pulp rejects, Acme selected a second split of the coarse rejects, pulverized to –150 mesh and assayed for gold. The second split from rejects shows more scatter than the checks on pulps, as would be expected with the correlation coefficient dropping to 0.9616, dispersion rising to 0.152 and sampling precision increasing to 72%.

Blind Duplicated at Acme

During the drill programs on the Kena Property it was standard practice to have Acme crush and split out two 250 g samples – one for analysis and a second one for storage. Periodically a representative from Sultan would pick up some of these splits and re-tag them and submit selected blind samples to Acme (and Chemex).

Acme Checks with Chemex

A scatter plot for the 144 samples sent to Chemex was created. While there is no analytical bias indicated there is a very large scatter about the equal value line with a correlation coefficient of 0.8899 and a sampling precision of 161%. When the high values above 0.5 g Au/t are removed a second plot for 122 samples shows a better correlation of .9057 and a lower sampling precision of 85%. The high sampling precision and large amount of scatter points to a problem estimating higher gold values, commonly called nugget effect.

Data Analysis – Mineral Resource and Mineral Reserve Estimates

Statistics and Grade Capping

Kena Gold Zone Statistics

A lognormal cumulative frequency plot was produced form the 3,613 gold assays at the Kena Gold Zone. A total of 5 overlapping lognormal gold populations were partitioned from the total data set as defined in the table below.

Individual Overlapping Populations for Gold in Kena Zone

Population	Mean Au (g/t)	Proportion of Total Data Set	Number of Samples
1	20.25	0.29%	11
2	8.23	0.47%	17
3	3.08	1.64%	59
4	0.26	77.27%	2793
5	0.04	20.32%	734

The mineralization present at Kena consists of higher grade narrow veins and structures (Populations 1 and 2) superimposed on a lower grade disseminated mineralization in the intrusives (Populations 3 and 4). Population 5 probably represents post mineral dykes and unmineralized background. The statistics for the total and each mineralized events are presented in the table below. A threshold of two standard deviations past the mean of Population 3 or 5.3 g/t Au would separate these two styles of mineralization.

Statistics for Gold grades Kena Gold Zone

	All Assays	**Lower Grade Mineralization**	**Higher Grade Mineralization**
Number	3614	3821	26
Mean Au (g/t)	0.439	0.320	13.93
S.D. (g/t)	1.605	0.491	11.83
Minimum (g/t)	0.005	0.005	5.48
Maximum (g/t)	50.80	5.270	50.80
Coef. of Variation	3.66	1.53	0.85

The higher grade mineralization is not erratic in nature, rather it represents narrow veins and mineralized structures that cut the mineralized intrusion and may represent remobilization of gold or a later phase of gold mineralization. The 26 high grade samples average 0.92 m and range from 0.03 m to 2.1 m in length. To allow or cap them to match the lower grade populations would also not be correct as they do represent a mineralized event that will contribute to the overall recoverable gold when mined.

The approach taken for this resource evaluation is to remove the high grade samples from the data base, composite and model the lower grade mineralization. The lower grade mineralization is interpolated into a block model. The high grade mineralization is then modeled using an indicator approach with the proportion of the high grade style of mineralization present in any block estimated. Once the proportion of high grade is established a weighted average grade for the block is calculated as follows:

Wt. Av. Au = (AHG X PHG) + (KLG X (1-PHG))

Where AHG = Average gold grade for High Grade Population
PHG = Proportion of High Grade in Block (from indicator kriging)
KLG = Kriged gold grade grade for Lower Grade Population

Gold Mountain Zone Statistics

A total of 6,269 samples have been assayed for gold on the Gold Mountain Zone. The assay gold values form a positively skewed distribution. A log transform shows multiple overlapping lognormal populations on a lognormal cumulative probability plot.

Individual Overlapping Populations for Gold in Gold Mountain Zone

Population	Mean Au (g/t)	Proportion of Total Data Set	Number of Samples
1	219.4	0.04%	3
2	34.94	0.06%	4
3	8.16	1.10%	69
4	2.26	3.65%	229
5	0.24	70.35%	4410
6	0.04	24.80%	1554

For Gold Mountain data a cap is necessary to reduce the effects of the two upper erratic populations representing a very small proportion of the data. A cap level of two standard deviations past the mean of population 3 was selected with a total of 7 samples capped at 23 g Au/t. The seven samples capped had values as follows: 240.07, 172.1, 40.66, 34.44, 33.87, 32.36 and 29.84 g Au/t. While these samples might well represent some bonanza style of mineralization in narrow structures, at this time there is insufficient data to model or to possibly predict the orientation or magnitude of these structures.

Compositing

Kena Gold Zone Composites

For the Kena Gold Zone, 5 metre down hole composites were produced. A value of 0.005 Au/t was inserted in areas not sampled as it was assumed these areas were unmineralized. Only values from populations 3, 4 and 5 were used to make composites. The 26 high grade samples were ignored for this exercise. Statistics for 5 metre composites are shown in the table below.

Statistics for Kena Gold Zone 5 metre Gold Composites

Number of Composites	1,428
Mean Gold (g/t)	0.293
Standard Deviation	0.336
Minimum Value	0.005
Maximum Value	2.843
Coefficient of Variation	1.15

Gold Mountain Composites

Drill holes were 'passed' through the three dimensional solid, that defined the Gold Mountain mineralized zone. The point at which each hole entered and exited the solid was noted and uniform down hole 5 metre composites were produced that honoured these boundaries. Intervals less than 2.5 metres at the boundaries were combined with the previous composite to produce a uniform support of 5+/- 2.5 metres. Sections of missing or un-sampled core were assigned a value of 0.005 g Au/t prior to compositing. The statistics for the 5 metre composites are tabulated below.

Statistics for Gold Mountain 5 metre Gold Composites

Number of Composites	2,076
Mean Gold (g/t)	0.497
Standard Deviation	0.935
Minimum Value	0.005
Maximum Value	13.57
Coefficient of Variation	1.88

Variography

Kena Gold Zone

Kena 5 metre composites for lower grade material were examined using pairwise relative semivariograms. A nested anisotropic spherical model was fit to the three major directions of continuity, namely; along strike azimuth 135°, dip 0, down dip azimuth -45° and across dip azimuth 045° dip -45°. The semivariogram parameters are summarized in the table below.

The higher grade population was modeled using indicator variograms. The indicator was set at 1 if the gold grade was below 5.3 g/t and at 0 if greater than or equal to 5.3 g/t. The 0-1's were then modeled and a spherical anisotropic model fit to the data.

Gold Mountain Zone

Composites, 5 metres in length were used to produce pairwise relative semivariograms for gold. A nested spherical anisotropic model was fit with the three major directions of continuity; along strike azimuth 150 dip 0, down dip azimuth 240° dip -50° and across dip azimuth 060° dip -40°. [

The semivariogram parameters are shown below in the table below.

Semivariogram Parameters

Zone	Variable	Azimuth	Dip	Nugget Effect	Short Structure	Long Structure	Shore Range (m)	Long Range (m)
Kena Low Grade	Au	135	0	0.20	0.12	0.18	30	60
		225	-45	0.20	0.12	0.18	20	80
		045	-45	0.20	0.12	0.18	10	60
Kena Indicator	Au Indicator	135	0	0.20	2.0		20	
		225	-50	0.20	2.0		50	
		045	-40	0.20	2.0		5	
Gold Mountain	Au	150	0	0.10	0.20	0.20	5	40
		240	-50	0.10	0.20	0.20	5	65
		60	-40	0.10	0.20	0.20	8	28

Grade Interpolation

Block Models

Rotated block models with block dimensions 20 x 20 x 10 metres were placed over both solids with the proportion of each block below the topographic surface and inside the solid recorded. The block model parameters are listed below.

Gold Mountain Block Model

Minimum Easting 479000E blocks 20 m wide 75 columns
Minimum Northing 5474400 N blocks 20 m long125 rows
Maximum elevation 1650 blocks 10 m high 55 levels
Model rotated 30 degrees north around Z axis.

Kena Block Model

Minimum Easting 480700E blocks 20 m wide 43 columns
Minimum Northing 5473900N blocks 20 m long 71 rows
Maximum elevation 1540 blocks 10 m high 44 rows
Model rotated 45 degrees north around Z axis.

Search Ellipse

Search ellipses to constrain the ordinary kriging runs were based on the ranges of the semivariograms along the three principal directions; along strike, down dip and across dip as shown in the table below.

Search Parameters for 3 Dimensional Kriging Runs for Gold

Zone	Pass	Number Estimated	Direction	Dist. (m)	Direction	Dist. (m)	Direction	Dist. (m)
Gold Mountain Gold Zone	1	324	Az 150 Dip 0	10	Az 60 Dip -40	7	Az 240 Dip -50	16.25
	2	2,323	Az 150 Dip 0	20	Az 60 Dip -40	14	Az 240 Dip -50	32.5
	3	5,088	Az 150 Dip 0	40	Az 60 Dip -40	28	Az 240 Dip -50	65
	4	6,657	Az 150 Dip 0	80	Az 60 Dip -40	56	Az 240 Dip -50	130
Kena Gold Zone	1	1,172	Az 135 Dip 0	15	Az 45 Dip -45	15	Az 225 Dip -45	20
	2	4,677	Az 135 Dip 0	30	Az 45 Dip -45	30	Az 225 Dip -45	40
	3	2,723	Az 135 Dip 0	60	Az 45 Dip -45	60	Az 225 Dip -45	80
	4	1,698	Az 135 Dip 0	120	Az 45 Dip -45	120	Az 225 Dip -45	160

A minimum of 3 composites and maximum of 8 composites were required to estimate a block. If more than 8 composites were found within the search ellipse, the closest 8 were used. If the minimum 3 composites were not found the block was not estimated during that particular pass.

Specific Gravity

A selected number of specific gravity determinations were made on drill core samples from the Kena Gold Zone and the Gold Mountain Zone. The table below shows the results with hole numbers, intervals sampled, rock type, pyrite content and gold assay.

Specific Gravity Determinations

Hole	**Interval**	**Rock**	**Pyrite %**	**Au g/t**	**Specific Gravity**
03KG-01	30.4-30.7	volcanic	**30**	**2.90**	**3.29**
03KG-04	7.0-7.3	volcanic	**15**	**0.82**	**3.66**
03KG-01	37-39	volcanic	2-5	1.22	3.00
03KG-02	14-16	volcanic	7	2.85	2.75
03KG-12	32-34	volcanic	3	0.86	2.73
03KG-05	32-34	volcanic	8	5.65	2.94
Average Kena Volcanics					**2.86**
01GM-05	136.1-136	volcanic	20	12.07	2.88
01GM-05	138-140	volcanic	10-20	2.12	2.87
01GM-23	33-35	Jsk	2-4	6.83	2.77
01GM-23	35-37	Jsk	2-4	2.38	2.75
01GM-24	28-30	Jsk	3-5	2.88	2.94
01GM-24	30-32	Jsk	3-5	2.05	2.55
02GM-10Ext	257.14	Jsk	1-3	32.36	2.84
02GM-10Ext	333.5-334	Jsk	1-3	4.94	2.75
02GM-48	165.5	volcanic	Abundant	1.80	3.02
02GM-48	184-186	volcanic	**2-4**	**5.22**	**3.28**
Average Gold Mt. Volcanics and Intrusives					**2.82**

For Kena the two samples with 30 and 15 percent pyrite were removed from the calculation and the remaining four samples averaged to give a specific gravity of 2.86. Obviously, pyrite content is important and the higher gold values are probably related to high sulphide content. It is important that future drill programs obtain more specific gravity measurements so that perhaps SG can be related to mineral content in the resource estimate.

The Gold Mountain mineralized zone is contained within a mixture of intrusive and volcanic rocks. Specific gravity was measured in 6 intrusive samples and four volcanic samples. The highest value of 3.28 was removed from the calculation and the remaining 9 samples averaged at 2.82.

For the resource estimate a specific gravity value of 2.86 was used for Kena and 2.82 Gold Mountain.

Classification

According to the Technical Report, based on the study herein reported, delineated mineralization of the Kena Gold Zone and Gold Mountain Zone is classified as a resource.

Results

For both the Kena Gold Zone and Gold Mountain Zone, geologic continuity was well established from the drill density. Each zone contains a well drilled core with drill hole density dropping off on each end. Grade continuity was established from the semi-variogram models. In each case the semi-variogram ranges were used to control the interpolation of grades into blocks. The classification was established as follows:

- Measured – Estimated during Pass 1 with search ellipses equal to ¼ the semi-variogram range in all directions and within a core of close spaced drilling
- Indicated – Estimated during Pass 2 with search ellipses equal to ½ the semi-variogram range in all directions
- Inferred – All other blocks estimated during Pass 3 or 4

TABLE I: SUMMARY OF GOLD RESOURCE FOR THE GOLD MOUNTAIN ZONE

	CLASSED MEASURED			CLASSED INDICATED		
Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Ounces Au	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Ounces Au
0.00	2,140,000	0.797	55,000	23,350,000	0.344	258,000
0.10	2,120,000	0.807	55,000	18,880,000	0.410	249,000
0.20	2,000,000	0.843	54,000	11,980,000	0.563	217,000
0.30	1,760,000	0.923	52,000	8,420,000	0.697	189,000
0.40	**1,450,000**	**1.046**	**49,000**	**5,720,000**	**0.863**	**159,000**
0.50	**1,250,000**	**1.145**	**46,000**	**4,240,000**	**1.009**	**138,000**
0.60	**1,010,000**	**1.286**	**42,000**	**3,190,000**	**1.160**	**119,000**
0.70	**780,000**	**1.481**	**37,000**	**2,630,000**	**1.271**	**107,000**
0.80	690,000	1.576	35,000	2,120,000	1.396	95,000
0.90	560,000	1.738	31,000	1,710,000	1.525	84,000
1.00	540,000	1.774	31,000	1,430,000	1.636	75,000
1.20	390,000	2.028	25,000	1,060,000	1.833	62,000
1.40	320,000	2.203	23,000	870,000	1.951	55,000
1.60	260,000	2.352	20,000	580,000	2.184	41,000
1.80	240,000	2.410	19,000	380,000	2.430	30,000
2.00	170,000	2.619	14,000	260,000	2.666	22,000
2.50	60,000	3.410	7,000	110,000	3.381	12,000
3.00	20,000	4.473	3,000	60,000	3.778	7,000
3.50	20,000	4.473	3,000	30,000	4.321	4,000
4.00	10,000	5.054	2,000	20,000	4.657	3,000

	MEASURED PLUS INDICATED			CLASSED INFERRED		
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Tonnes > Cutoff	Grade > Cutoff	
(g/t)	(tonnes)	Au (g/t)	Ounces Au	(tonnes)	Au (g/t)	Ounces Au
0.00	25,490,000	0.382	313,000	95,220,000	0.270	827,000
0.10	21,000,000	0.450	304,000	76,010,000	0.321	784,000
0.20	13,980,000	0.603	271,000	40,270,000	0.475	615,000
0.30	10,180,000	0.736	241,000	22,000,000	0.668	472,000
0.40	7,170,000	0.900	207,000	15,160,000	0.815	397,000
0.50	**5,490,000**	**1.040**	**184,000**	**10,710,000**	**0.967**	**333,000**
0.60	**4,210,000**	**1.190**	**161,000**	**7,900,000**	**1.117**	**284,000**
0.70	**3,400,000**	**1.319**	**144,000**	**6,390,000**	**1.228**	**252,000**
0.80	2,800,000	1.440	130,000	5,340,000	1.324	227,000
0.90	2,280,000	1.578	116,000	4,550,000	1.407	206,000
1.00	1,970,000	1.674	106,000	3,790,000	1.498	183,000
1.20	1,450,000	1.886	88,000	2,790,000	1.643	147,000
1.40	1,190,000	2.018	77,000	1,680,000	1.871	101,000
1.60	840,000	2.236	60,000	1,190,000	2.026	78,000
1.80	620,000	2.422	48,000	630,000	2.292	46,000
2.00	430,000	2.648	37,000	430,000	2.488	34,000
2.50	160,000	3.391	17,000	140,000	2.988	13,000
3.00	80,000	3.963	10,000	50,000	3.477	6,000
3.50	50,000	4.385	7,000	30,000	3.718	4,000
4.00	30,000	4.801	5,000	2,000	4.279	300

TABLE II: SUMMARY OF GOLD RESOURCE FOR THE KENA GOLD ZONE

	CLASSED MEASURED			CLASSED INDICATED		
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Tonnes > Cutoff	Grade > Cutoff	
(g/t)	(tonnes)	Au (g/t)	Ounces Au	(tonnes)	Au (g/t)	Ounces Au
0.00	5,410,000	0.502	87,000	48,931,888	0.246	387,000
0.10	5,030,000	0.536	87,000	35,152,956	0.325	367,000
0.20	4,100,000	0.622	82,000	21,131,452	0.442	300,000
0.30	2,910,000	0.774	72,000	11,773,973	0.601	228,000
0.40	2,050,000	0.952	63,000	7,362,650	0.755	179,000
0.50	**1,390,000**	**1.189**	**53,000**	**4,946,787**	**0.907**	**144,000**
0.60	**1,040,000**	**1.407**	**47,000**	**3,499,762**	**1.055**	**119,000**
0.70	**770,000**	**1.667**	**41,000**	**2,460,866**	**1.226**	**97,000**
0.80	600,000	1.925	37,000	1,635,885	1.466	77,000
0.90	480,000	2.197	34,000	1,217,271	1.679	66,000
1.00	450,000	2.282	33,000	953,117	1.881	58,000
1.20	360,000	2.582	30,000	654,299	2.239	47,000
1.40	280,000	2.948	27,000	534,088	2.457	42,000
1.60	270,000	3.012	26,000	423,837	2.710	37,000
1.80	250,000	3.133	25,000	387,203	2.804	35,000
2.00	220,000	3.254	23,000	378,305	2.826	34,000
2.50	160,000	3.649	19,000	220,633	3.293	23,000
3.00	80,000	4.528	12,000	144,620	3.620	17,000
3.50	60,000	5.109	10,000	62,949	4.156	8,000
4.00	50,000	5.512	9,000	38,941	4.297	5,000

	MEASURED PLUS INDICATED			CLASSED INFERRED		
Au Cutoff	Tonnes > Cutoff	Grade > Cutoff		Tonnes > Cutoff	Grade > Cutoff	
(g/t)	(tonnes)	Au (g/t)	Ounces Au	(tonnes)	Au (g/t)	Ounces Au
0.00	54,350,000	0.271	474,000	32,070,000	0.175	180,000
0.10	40,190,000	0.351	454,000	18,930,000	0.268	163,000
0.20	25,230,000	0.471	382,000	6,940,000	0.492	110,000
0.30	14,680,000	0.635	300,000	3,800,000	0.699	85,000
0.40	9,410,000	0.798	241,000	2,330,000	0.922	69,000
0.50	**6,330,000**	**0.969**	**197,000**	**1,440,000**	**1.216**	**56,000**
0.60	**4,540,000**	**1.135**	**166,000**	**1,120,000**	**1.402**	**50,000**
0.70	**3,230,000**	**1.331**	**138,000**	**870,000**	**1.626**	**45,000**
0.80	2,240,000	1.590	115,000	720,000	1.805	42,000
0.90	1,700,000	1.826	100,000	620,000	1.972	39,000
1.00	1,410,000	2.010	91,000	550,000	2.089	37,000
1.20	1,010,000	2.361	77,000	420,000	2.417	33,000
1.40	820,000	2.626	69,000	310,000	2.819	28,000
1.60	690,000	2.828	63,000	240,000	3.222	25,000
1.80	630,000	2.932	59,000	240,000	3.222	25,000
2.00	600,000	2.985	58,000	240,000	3.222	25,000
2.50	380,000	3.444	42,000	170,000	3.545	19,000
3.00	230,000	3.953	29,000	120,000	3.808	15,000
3.50	120,000	4.610	18,000	60,000	4.532	9,000
4.00	80,000	4.953	13,000	48,000	4.705	7,000

Preliminary Cutoff Grade Analysis

Snowden Mining Industry Consultants completed a preliminary cutoff grade analysis for the Kena Property in May 2002 (Van Brunt, 2002). During his study the following mining and recovery aspects were considered:

- "Ore processing options and recoveries are derived from two independent reports addressing processing alternatives for the Kena ore (see following section on Metallurgy). In addition, processing cost structures for comparable operations were considered in developing costs assumed in this memorandum.

- Ore processing unit costs have been developed using preliminary cost estimation guidelines form the USGS (Singer, 1998) and O'Hara (1980). Mining costs are strictly unit costs with no accounting for increased haulage cost related to depth or increased mining cost related to overburden handling.

- The calculation of cut-off grade is limited to the incremental or in-pit determination of ore due to the lack of information on waste to ore strip ratio. The incremental cut-off grade is a function of the overhead costs (G&A), processing cost, average head grade, mill recovery, and price. The mining cost does not factor into this value.

- No capital expenditures have been estimated or considered in any portion of this analysis."

The conclusions from this study show that for a medium tonnage operation and gold prices between $300-$350 per ounce cutoff grades are likely to be between $0.57 to $0.68 g Au/t. The results indicate that flotation would be preferable over heap leaching or whole ore leaching if the ore continues to respond favourably to flotation testing. Although flotation would require permitting and construction of a tailings pond, this option would not require permitting of the use of cyanide. Considering the gold grades identified at Kena to date, a whole ore leaching process such as CIL does not appear to be economically viable.

Mineral Processing And Metallurgical Testing

As stated in the Technical Report, several major international mining companies have expressed interest in the project and have visited the property. The companies have all taken independent samples for analysis and two have requested core samples for metallurgical studies. Results of a metallurgical study completed by Newmont Mining Corporation on the Gold Mountain Zone mineralization gave the following results:

- Two composite samples prepared form two separate 8 metre continuous intervals from diamond drill hole 01GM-02 were used in the preliminary metallurgical study.
- The composites contained 1.15-2.87 g Au/t and about 1.50 g Au/t. (Repeat assays varied widely die to the presence of coarse free gold.)
- The composites also contained 2.5-2.6% sulphide sulphur corresponding to approximately 5% pyrite.
- Bottle roll cyanidation and CIL test results showed that the gold in these two composites was not refractory and they were cyanide leachable to the extend of 92 to 97% in 24 hours.
- Gravity test results, involving passing a 100% minus 48 mesh particle size across a Gemeni table and hand panning the concentrates, gave gold recoveries of 36.1 to 43.2%

Core pieces for the upper portion of drill hole 01GM-03 were independently taken for metallurgical testing by a second major international gold mining company. The sample was crushed to minus ½ inches and gold recoveries were investigated by preliminary agitated cyanidation leach testing (bottle roll) by McClelland Laboratories Inc. of Sparks, Nevada. The results of the study are tabulated below:

Overall Metallurgical Results, Bottle Ross Test,
Sample 01GM-03-31-48, P_{80}1/2" Feed Size

METALLURGICAL RESULTS	01GM03-31-48
Extraction: pct. Total Au	P_{80}1/2"
In 2 hours	20.4
In 6 hours	29.6
In 24 hours	42.1
In 48 hours	49.6
In 72 hours	52.5
In 96 hours	57.1
Extracted, oz Au/ton ore	0.016
Tail Assay, ox Au/ton [1]	0.012
Calculated Head, oz Au/ton ore	0.028
Assayed Head, oz Au/ton ore [2]	0.027
NaCN Consumed, lb/ton ore	0.15
Lime Added, lb/ton ore	3.2
Final pH	11.0
Natural pH (40% solids)	7.8
Ag extracted, oz Ag/ton ore	0.01
Ag Tail, oz Ag/ton ore [1]	<0.03
Ag Calculated Head, oz Ag/ton ore [2]	<0.04
Ag Recovery, percent	>25
Ag Assayed Head, oz Ag/ton ore [1]	0.38

1) Average of triplicate tail assays
2) Single head assay

The results of this metallurgical study suggest that the Gold Mountain Zone rock is amenable to cyanidation treatment at the ½ inch feed size. McLelland Laboratories conclude that "a linear extrapolation of extraction between 24 and 96 hours (avg. 5.0%/24 hours) indicates that a gold recovery of over 70 percent could be achieved with 72 hours additional leaching". The results confirm that good gold recoveries can be achieved with only minimal cyanide consumption.

Interpretation and Conclusions

The Kena Property lies on the eastern limb of the Hall Creek Syncline, a south plunging fold associated with intense shearing that dominates the structure of the Nelson map area. The syncline incorporates volcanic and lesser sedimentary rocks of the lower Jurassic Rossland Group and is intruded by stocks of mid Jurassic Silver King intrusive.

The Kena mineralization was first mentioned by G.M. Dawson in 1888-89. Very little was known about the property until systematic exploration began on it in 1974. Numerous exploration companies carried out geological, geochemical, geophysical surveys, trenching and drilling on the property from 1974 until 1991. These companies, exploring the Elise volcanic rocks for gold and copper mineralization, discovered the Kena Gold Zone, Kena Copper Zone, and Shaft/Cat Zone. The Kena Gold Zone underwent the most thorough exploration with the Kena Copper and Shaft/Cat Zones only being tested minimally. No additional work was done on the property until 1999 when Sultan optioned the property.

Work done by Sultan has led to the following conclusions:

Gold Mountain Zone

During exploration programs completed over the past three years, Sultan has discovered a large area of gold mineralization associated with the Silver King intrusive and its contact areas. Narrow high grade gold shoots occur within broad envelopes of lower grade gold mineralization within this system. Geology, gold soil geochemistry, surface and trench rock samples, and geophysical surveying all indicate the presence of a zone, some 3,000 metres in length and up to 1,400 metres in width that hosts significant gold mineralization. This zone is termed the Gold Mountain Zone.

Diamond drilling completed to date has found four different styles of gold mineralization over this large mineralized area. All four gold mineralization types have the potential to host economically significant gold deposits. The four styles are referred to as 1) the high grade gold magnetic corridor; 2) the intrusive-volcanic contact; 3) the bulk tonnage zone; and 4) the bonanza shoots.

A preliminary resource estimation using ordinary kriging to interpolate gold grades into blocks 20 x 20 x 10 metres in dimension shows that for Gold Mountain Zone, at a 0.50 g Au/t cutoff, a total of 5.49 million tonnes averaging 1.04 g Au/t classed as measured plus indicated and an additional 10.7 million tonnes averaging 0.97 g Au/t classed as inferred.

Due to the uniqueness of this bi-modal gold system, containing bulk tonnage porphyry style gold mineralization and narrower, very high grade gold shoots, and the large size potential, as inferred from the resource calculations, additional work is warranted in the Gold Mountain Zone.

Kena Gold Zone

Geology and gold soil geochemistry indicate the presence of a zone, trending for over 1,000 metres in length and up to 300 metres in width that hosts significant gold mineralization. Diamond drilling by Sultan and previous property owners on the Kena Gold Zone, shows that like the Gold Mountain Zone, high grade gold intervals are found within wide zones of lower grade gold mineralization.

A preliminary resource estimation using a combination of ordinary kriging and indicator kriging to interpolate gold grades into blocks 20 x 20 x 10 metres in dimension shows that for Kena Gold Zone, at a 0.50 g Au/t cutoff, a total of 6.3 million tonnes averaging 0.97 g Au/t classed as measured plus indicated and an additional 1.4 million tonnes averaging 1.22 Au/t classed as inferred.

The two styles of gold mineralization, both low grade bulk tonnage porphyry style and narrower high grade structurally controlled style need additional drilling to establish a resource model suitable for an economic scoping study. Infill and step out drilling is warranted to increase the confidence and overall tonnage of this zone.

South Gold Zone

In the South Gold zone, gold mineralization (along with copper and silver), as seen from drill core assays, increases and becomes more widespread toward grid south. A prominent magnetic low feature seen in the Gold Mountain Zone trends south through the Kena Gold Zone to the South Gold Zone (for a distance of over 5 kilometres) and may be important in controlling the gold mineralization regionally.

The gold grades from hole 02SG-04 are not very different from those encountered in the Gold Mountain Zone discovery area, although the South Gold Zone drilling lies entirely within the Elise volcanic package. This area has the potential to host a third large bulk tonnage gold zone similar to the Kena and Gold Mountain zones.

Other Showings

Broad widths of gold mineralization in the Great Western Zone are located within the Silver King intrusive and are associated with areas of increased quartz and quartz-sulphide veining or adjacent to magnetic lamprophyre dykes. Both the veins and the dykes are readily visible in core and a systematic drill program is required to determine their strike, dip and continuity.

Mineralization at the Starlight trend follows a strongly chargeable shear feature that is traceable by geophysics and by the presence of numerous historic workings for over 3 kilometres. The gold mineralization within this structure consists of both high grade quartz veins and broader lower grade stockwork zones. From the small amount of drilling done along this trend it appears that the gold mineralization is confined to about a 50 metre wide internal located between a series of mafic dykes.

In late 2000, after the discovery of significant gold mineralization within the Silver King intrusive rocks of the Gold Mountain Zone, Sultan researched the regional geological setting of this unit. Additional ground was obtained in 2000 and 2001 by staking to the south of the original claim block to cover extensions of this favourable intrusive. During the course of the staking program, several historic workings were discovered and sampled. Grab samples assayed up to 20.7 g/t gold and 2.59% copper from samples collected from 8-15 kilometres south of the Gold Mountain Zone.

Also, since Sultan's original discovery several option agreements have been reached with surrounding claim holders, expanding Sultan's claim holdings to the north and west. These new claims include the Tough Nut Group, Great Western Group, Cariboo Group, Starlight Group and Silver King Mine Group. All of these properties have known gold occurrences and will be part of the expanded Gold Mountain Zone exploration program for 2004. Following this work the Company dropped all but three of the Tough Nut Claims, exercised our option on the Great Western, and Starlight claims and are planning trenching and drilling for the Silver King Group.

Recommendations

As stated in the Technical Report, due to the success of the exploration to date, and the completion of the resource calculations for the Gold Mountain and Kena Gold Zones, an expanded exploration program is

recommended. The two phase program will consist of an initial phase of detailed geological mapping and sampling. Phase II will include excavator trenching at the Gold Mountain, South Gold and Starlight Zones and diamond drilling at the Gold Mountain, South Gold and Kena Gold Zones. Small preliminary drill programs are recommended for the Tough Nut, Euphrates, Silver King and Athabasca Zones. The estimated cost for Phase I is $99,500 and Phase II is $1.17 million.

Phase I of the 2004 exploration program on the Kena Property will consist of detailed structural and alteration mapping and lithogeochemical sampling conducted over the Silver King intrusive unit north of Gold Creek (Gold Mountain Zone) and over the Elise Volcanic rocks in the South Gold Zone. A more general mapping and sampling program will take place at the Athabasca, Starlight and Euphrates-Gold Cup areas. Unsampled historic drill core (predominantly from the Kena Gold Zone) will be assayed in order to add these segments to future resource calculations.

Phase II of the 2004 exploration program on the Kena Property will proceed upon completion of Phase I. This phase will include excavator trenching of targets in the Gold Mountain Zone, Kena Gold Zone, South Gold Zone and Starlight Trend in areas where overburden and/or terrain conditions will allow. Diamond drilling will commence coincident with the excavator trenching program and will be done on the Gold Mountain, Kena Gold and South Gold Zone.

Infill and expansion drilling is to be completed on both the Kena Gold and Gold Mountain Zones. Holes drilled between existing sections will fill in gaps and convert inferred resources to indicated resources. Allowance has been made for 3,000 metres of drilling in 18 holes on the Kena Gold Zone and 5,000 metres in 16 holes on the Gold Mountain Zone. Holes are to be drilled to the northeast at the dips of 45 to 50°, except for an initial 2 holes in each zone being drilled north-northwest in order to test for continuity of higher grade mineralizing structures. Upon completion of the drill program, 3D modeling and resource calculations will be re-done.

On the South Gold Zone, drilling will be conducted in order to expand the known porphyry style mineralization. At total of 1,500 metres in 6 holes is recommended. Small, preliminary drill programs will also be undertaken on the Tough Nut, Athabasca, Silver King and Euphrates Zones (500 metres on each target).

The QA/QC program established in 2003 should be continued with blanks, independently prepared standards and field duplicates added to the drill samples at regular intervals. Specific gravity determinations should be routinely completed as well with both mineralized and unmineralized samples from each zone measured.

Cost Estimate

PHASE I	
1) Detailed mapping and sampling of Gold Mountain Zone	$ 33,000
2) Detailed mapping and sampling of South Gold Zone	22,500
3) General mapping of Athabasca, Starlight Trend,	
Euphrates-Gold Cup	15,000
4) Ground magnetic survey	7,000
5) Historic drill core sampling	22,000
TOTAL FOR PHASE I	**$ 99,500**

PHASE II	
1) Excavator trenching	$ 92,000
2) Diamond drilling of Gold Mountain Zone	386,500
3) Diamond drilling of Kena Gold Zone	194,000
4) Diamond drilling of South Gold Zone	259,000
5) Resource calculations	22,500
6) Diamond drilling of Tough Nut, Athabasca,	
Euphrates, and Silver King	$216,000
TOTAL FOR PHASE II	**$1,170,000**

Exploration and Development

A computer modeling of the property was completed as part of a resource study in 2004. The model indicated numerous untested areas adjacent to mineralized blocks. The Technical Report recommended that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones. The Company currently does not have the financing available to conduct this recommended exploration program.

Subsequent to the Technical Report, in December 2004, Sultan completed 700 metres of diamond drilling in four holes on the Gold Mountain and Kena Gold Zones. The four holes were tested for the presence of high-grade cross structures that were predicated by the Technical Report. Narrow high-grade gold-bearing cross structures were intersected in all four holes but their presence did not enhance the overall high-grade of the deposit. The presence of the structurally controlled high-grade zones suggest potential for economic bonanza grade ore structures within the large low-grade zones.

During a summer prospecting program in 2005, copper and silver mineralization was discovered near the historic Silver King mine located 1,500 metres south-west of the Gold Mountain Zone on the Kena Property. The best sample taken from the new discovery assayed 2.48% copper and 165.0 grams per tonne silver. Seven metres of continuous chip sampling taken along the apparent strike of the showing returned an average grade of 1.71% copper and 61.0 grams per tonne silver.

The mineralized exposure was found in a 1.0-metre wide by 7.0-metre long area exposed by erosion in the wall of a narrow pit excavated around 1900. The mineralization occurs in the footwall rocks beneath the historic Silver King Vein and is comprised of disseminations and veinlets of copper silver minerals. Historic mine records make reference to several exposures of similar footwall mineralization located 125 metres and 360 metres along strike to the east of the new discovery. At the time of mining only the high-grade veins were considered to be important and the disseminated mineralization was neither sampled nor assayed.

Assays received from samples taken during the recent prospecting program are as follows:

Rock Chip & Grab Sample Results

Sample	Description	From (m)	To (m)	Length (m)	Cu (%)	Ag (g/t)
SK-1	Grab				**2.48**	**165.0**
SK-2	Grab				**2.24**	**176.0**
SKFW-0-3	Chip	0.00	3.00	**3.00**	**1.80**	**22.0**
SKFW-3-7	Chip	3.00	7.00	**4.00**	**1.65**	**99.0**

An excavator-trenching program was undertaken to further investigate the dimensions and grade of the new discovery.

The highlight of the recent program was Trench 1, excavated 170 metres along strike to the east of the discovery blast-trench. This trench cut a 16.0-metre wide zone of disseminated mineralization that assayed 0.69% copper and 188.6 grams per tonne (5.50 oz/ton) silver. The trench ended in mineralization and included a 3.0-metre wide section that assayed 1.19% copper and 593.0 grams per tonne (17.30 oz/ton) silver.

Trench 2 was put in 120 metres west of Trench 1 and 50 metres east of the discovery blast-trench. Trench 2 intersected a 15 metre wide zone of mineralization that assayed 0.19% copper and 75.0 grams per tonne (2.19 oz/ton) silver including a 5.0-metre wide zone that assayed 0.54% copper and 100.0 grams per tonne (2.92 oz/ton) silver.

Trench 3 tested the blast-trench discovery area and found the mineralized zone to be 2.0 metres wide at this location. The best mineralization discovered in trench 3 occurred over the original 1.0-metre wide exposure which assayed 1.00% copper and 61.0 grams per tonne (1.78 oz/ton) silver.

Assays for trenches 1 through 3 are tabled below:

Trench	**From (m)**	**To (m)**	**Width (m)**	**Cu (%)**	**Ag (g/t)**
TRENCH-1	**26.00**	**16.00**	**16.00**	**0.69**	**188.63**
Including	**21.00**	**5.00**	**5.00**	**1.00**	**461.00**
Including	**19.00**	**3.00**	**3.00**	**1.19**	**593.00**
TRENCH-2	**15.00**	**15.00**	**15.00**	**0.19**	**75.00**
Including	**5.00**	**5.00**	**5.00**	**0.54**	**100.00**
TRENCH-3	**2.00**	**2.00**	**2.00**	**0.82**	**39.00**
Including	**1.00**	**1.00**	**1.00**	**1.71**	**61.00**

The results suggest that an extensive zone of disseminated copper and silver mineralization may exist in the footwall rocks adjacent to the historic Silver King Mine. Historic mine records make reference to several exposures of similar footwall mineralization located up to 360 metres along strike to the east of the new discovery. At the time of mining only the high-grade veins were considered to be important and the disseminated mineralization was neither sampled nor assayed. Sultan's consulting geologists, Perry Grunenberg, P.Geo., has recommend that additional trenching and diamond drill testing be carried out to determine the dimensions and grade of the deposit which remains open in all directions.

The trenching program was supervised by Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC. Mr. Grunenberg is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Other Properties

In addition to the Kena Property, the Company holds interests in the Jersey-Emerald Property, the Stephens Lake – Trout Claim Group, Manitoba. The Company disposed of its interest in the Coripampa Properties in 2005.

Jersey-Emerald Property, Salmo, British Columbia

The 9,500-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo, B.C. The Jersey-Emerald Property is host to the former

Emerald Tungsten Mine, which was Canada's second largest tungsten producer. The tungsten mine was opened in 1943 and later purchased and operated by Placer Dome from 1947 to 1973 when it was closed due to low metal prices. In 1973, Placer decommissioned the mine and sold the mineral rights. Sultan optioned the Jersey-Emerald Property in 1993 and has since expanded the Jersey-Emerals Property through staking and additional option agreements. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original Jersey-Emerals Property subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% NSR royalty due to the property vendors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

The Company believes that the property holds potential for a large porphyry molybdenum deposit. All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Due to an increase in world demand for tungsten Sultan began investigating the tungsten potential of the property in February 2006. The initial study focused on the East Emerald Tungsten Zone discovered in 1941 but never mined. This tungsten-bearing horizon has been shown by historical drilling and surface sampling to be more than 3,500 feet (1,100 metres) long and to extend up to 1,000 feet (300 metres) down dip. Drill logs show that the zone ranges from 4.0 feet (1.2 metres) to more than 60.0 feet (20.0 metres) in thickness with tungsten assays varying from less than 0.10% WO3 to greater than 0.28% WO3.

In order to validate the previously reported tungsten assays, in March 2006, Sultan completed a four-hole diamond drill program that investigated a 500-foot long section of the East Emerald Tungsten Zone. All four holes intersected the tungsten-bearing horizon and returned tungsten assays comparable in grade and width to those reported for the same area in the historic diamond drilling records.

The drill results show a tungsten-bearing zone that varies from 25 to 50 feet in thickness and dips to the East at approximately 40 degrees. The best tungsten intersections from the recent drill program were 0.35% WO3 over 5.0 feet in drill hole E-06-02, 0.24% WO3 over 5.0 feet in drill hole E-06-02, and 0.29% WO3 over 5.0 feet in drill hole E-06-03. Elevated molybdenum values occur with the tungsten mineralization in all four holes. The results show an average grade of 0.03% MoS2 for the four intersections with the best 5.0 foot intersection averaging 0.40% MoS2. The presence of molybdenum throughout the tungsten deposit suggests that important molybdenum mineralization may exist in the underlying granite that lies beneath the tungsten horizon, approximately 1,000 feet down dip to the east.

Assay results from the recent diamond drill holes and from an additional 80 diamond drill holes that were drilled by Placer Dome and Wartime Metals in the East Emerald and adjacent Invincible Tungsten Mine area are presently being entered into the mine model. Permits are now in place for additional surface and underground drilling that will be directed by results of a resource study that is currently underway on the historic and recent drill results.

Exploration expenditures on the Jersey-Emerald property in fiscal 2005, with the fiscal 2004 comparative figures shown in brackets, include the following: assays and analysis – $21,216 ($Nil); drilling - $255,577 ($Nil); geological and geophysical – $98,654 ($2,363); travel and accommodation – $16,587 ($Nil); site activities – $56,931 ($Nil), environmental - $1,218 ($Nil) and stock-based compensation - $12,961 ($Nil). Acquisition costs of $5,198 ($30,500) were incurred.

During the year ended December 31, 2005, the Company entered into a purchase agreement to acquire a 100% interest in the now decommissioned 7.4-hectare Invincible Tungsten Mine located 6 kilometres south of Salmo, British Columbia. Under the terms of the agreement, the Company purchased the property for $3,000 and 9,000 common shares, subject to a 2.0% NSR, which the Company may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 after the completion of a positive feasibility study; and an annual advance royalty payment of $3,000, which will commence in year 2010. The property is

contiguous to the Company's Emerald tungsten property, and all payments and costs are grouped with the other costs relating to the Emerald property.

Stephens Lake – Trout Claim Group, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company (collectively, for this section, the "Optionors") agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses subject to the BHP Agreement (described below). The combined exploration licenses are referred to as the Stephens Lake Property. The three companies have since acquired a fourth Mineral Exploration Licence (Number 113B), situated to the north of, and contiguous with, the property previously optioned to BHP Billiton Diamonds Inc. ("BHP"). The combined property, totalling 174,018 hectares, is referred to as the Stephens Lake Property.

In January 2004, the Optionors entered into an agreement with BHP, whereby BHP was granted the option to acquire up to a 70% undivided interest in the Stephens Lake property. In order to exercise its First Option, BHP was required to incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This included a firm commitment of $100,000 in exploration expenditures to be incurred by January 2005, which was met by BHP.

The Optionors have also jointly entered into an agreement with 4378831 Manitoba Ltd. to option a 75% interest in two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionors. Under the terms of the agreement the Optionors have agreed to make total cash payments of $110,000 ($3,333 paid) and issue 200,001 common shares (66,667 shares in the capital of each of the Optionors.) (16,667 issued) to 4378831 Manitoba Ltd. over a 36-month period. In addition, the Optionors must incur exploration expenses of not less than $5,000 by July 2005, $50,000 cumulative prior to July 2006 and $250,000 cumulative prior to July 2007. Upon the vesting of the 75% interest as set out above, the Optionors and 4378831 Manitoba Ltd. shall enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

In March 2004, BHP flew a large airborne magnetics survey over the property to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent. A four-hole diamond-drilling program was undertaken by BHP in March 2005 but due to weather conditions had to be abandoned before the first hole was completed. Drilling was carried out in March 2006.

In fiscal 2005, the Company recovered $5,886 relating to acquisition costs reimbursed due to funds recovered from BHP for payments of cash and value of common shares paid to the optionor of the Trout Claim Group, and exploration expenses of $2,069, as compared to expenses incurred of $24,599, before recoveries, in fiscal 2004. The Company issued 16,667 common shares at a price of $0.095 per common share and made a payment of $10,000 to the optionor of the property. The value of the shares in cash and the option payment were recovered from BHP Billiton. The payment of 16,667 common shares and $13,333 due in July 2006 has also been made by the Company.

The Company recently received notice from BHP that it was terminating its option and would be returning the properties to the Optionors, pursuant to the agreements. Drilling and assay results have not been fully released to the Company.

Coripampa Properties, Peru

Sultan entered into an option agreement with a Peruvian partnership dated March 26, 2004, March 26, 2004, to acquire a 100% interest in the Coripampa 1 and 2 properties in the Republic of Peru. Under the terms of the agreement Sultan agreed to make total cash payments of US$265,000 and to issue 850,000 common shares to the optionors over a 54-month period. Sultan made cash and share payments to the optionor consisting of US$20,000 and 100,000 common shares, respectively. A finder's fee of 15,000 common shares was paid to an arms-length finder in connection with this transaction.

During fiscal 2005, the Company expended $86,961 (2004 - $207,645) in acquisition and exploration costs on the Coripampa properties. The expenditures in fiscal 2005, with comparative figures for 2004, as applicable, include the following: assays and analysis – $3,322 ($20,478); geological and geophysical – $40,673 (2004 - $84,192); site activities – $19,783 (2004 - $19,349), and travel and accommodation - $8,376 ($23,775).

Sultan conducted a program of geological mapping, geochemical sampling and geophysical surveying to define targets for possible drill testing on both the Coripampa 1 Silver Property and the Coripampa 2 Gold & Silver Property. Two inclined Diamond Drill Holes of about 250 m each were recommended to test the West Zone beneath the altered and mineralized area. A third hole was also recommended to test the South-Central Zone mineralization. The mapping and sampling program was carried out by Jesus Puente Solorzano whose work has been reviewed by Henry Meixner, P. Geo., the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects" for the Coripampa properties.

In February 2006, but recorded in the year ended December 31, 2005, the Company determined that the properties did not meet the Company's long-term goals, and its current focus on exploration in British Columbia. The properties were returned to the optionors and the Company incurred a write-down of $294,606. Property taxes and other costs related to the year ended December 31, 2006, were recorded and reported in the three months ended March 31, 2006, and totalled $30,000.

ITEM 5: DIVIDENDS

There are no restrictions that could prevent the Company from paying dividends, however, the Company has not paid any dividends on its common shares since incorporation and has no present intention of paying dividends as it anticipates that all available funds will be used to finance the growth of the Company.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

6.1 GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of Series A First Preference Shares. At July 31, 2006, there are 59,514,159 common shares issued and outstanding and no Series A Preference Shares outstanding. The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of common shares are entitled to dividends, if, as and when declared by the board of directors of the Company. The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Holders of the Series A First Preference Shares, as a class, shall not be entitled, as such, to receive notice of, to attend or to vote, in respect of each Series A First Preference Share held, at any general meeting of shareholders of the Company. Holders of Series A First Preference Shares, in respect to the payment of dividends and the distribution of assets in the event of a liquidation, or any other distribution of assets of the Company amongst its shareholders for the purposes of winding up its affairs, rank on parity with each other series of First Preference Shares and shall be entitled to preference over the holders of the common shares of the Company and over any other share ranking junior to First Preference Shares.

ITEM 7: MARKET FOR SECURITIES

7.1 TRADING PRICE AND VOLUME

The Company's common shares are listed and posted for trading on the TSX Venture Exchange under the symbol SUL.

The following table provides information as to the high, low and closing prices of the Company's shares during the twelve months of the most recently completed financial year and the subsequent period up to and including May 2006 as well as the volume of shares traded for each month:

Trading Price and Volume on the TSX Venture Exchange:

Recent Year 2005	**High ($)**	**Low ($)**	**Volume**
January 2005	0.16	0.13	1,052,800
February 2005	0.14	0.12	999,300
March 2005	0.16	0.11	1,861,600
April 2005	0.13	0.10	911,100
May 2005	0.12	0.09	594,000
June 2005	0.14	0.08	3,246,000
July 2005	0.12	0.09	1,438,500
August 2005	0.16	0.11	4,429,600
September 2005	0.16	0.10	3,301,200
October 2005	0.22	0.13	5,382,000
November 2005	0.14	0.11	1,574,700
December 2005	0.13	0.13	11,504,200
January 2006	0.19	0.11	3,694,400
February 2006	0.22	0.14	5,229,300
March 2006	0.20	0.16	3,012,500
April 2006	0.25	0.18	4,638,700
May 2006	0.25	0.18	4,271,600
June 2006	0.22	0.15	1,514,800
July 2006	0.23	0.15	1,585,500

7.2 PRIOR SALES

The following table provides disclosure as the securities of the Company issued but not listed on the TSX Venture Exchange.

Date Issued	Type of Security	Number Issued	Exercise/ Conversion Price ($)	Expiry Date
August 31, 2001	Stock options	595,000	0.21	August 31, 2006
October 19, 2001	Stock options	731,000	0.40	October 19, 2006
May 16, 2004	Stock options	701,000	0.32	May 16, 2007
July 6, 2004	Stock options	3,020,000	0.15	July 6, 2009
June 10, 2005	Stock options	2,000,000	0.10	June 10, 2010
June 21, 2006	Stock options	2,650,000	0.17	June 21, 2011
November 15, 2004	Warrants	1,773,334	0.20	November 15, 2006
July 20, 2005	Warrants	1,372,580	0.15	July 20, 2007
September 16, 2005	Warrants	749,999	0.18	September 16, 2007
November 30, 2005	Warrants	100,000	0.17	November 30, 2006
February 28, 2006	Warrants	2,087,500	0.17	February 28, 2008
February 28, 2006	Agent's Warrants	420,000	0.12	February 28, 2008
February 28, 2006	Unit Warrants	120,000	0.17	February 28, 2008

ITEM 8: ESCROWED SHARES

The Company has no shares in escrow.

ITEM 9: DIRECTORS AND OFFICERS

9.1 NAME, OCCUPATION AND SECURITY HOLDING

The names, positions or offices held with the Company, province and country of resident, and principal occupation of the directors and officers of the Company as at July 31, 2006, are as follows:

Name, Office Held and Municipality of Residence	Director or Officer Since	Principal Occupation for The Previous Five Years
Frank A. Lang, P. Eng. Chairman and Director West Vancouver British Columbia Canada	June 15, 1989	Chairman of the Company, Chairman, President and Director of Cream Minerals Ltd., Chairman and director and president to 2002 of ValGold Resources Ltd. and 2005 of Emgold Mining Corporation, Director and/or Officer of several natural resource companies.
Arthur Troup, [(1)] P.Eng. President and Chief Executive Officer, West Vancouver British Columbia Canada	June 15, 1989	President and Chief Executive Officer of the Company, Vice President, Exploration, Cream Minerals Ltd.
Sargent H. Berner [(1)] Director Vancouver, British Columbia, Canada	June 27, 1996	Business Consultant and President, Kent Avenue Consulting Ltd., formerly Associate Counsel of DuMoulin Black, Barristers & Solicitors; Partner at DuMoulin Black until January 1, 2005

Name, Office Held and Municipality of Residence	Director or Officer Since	Principal Occupation for The Previous Five Years
Benjamin Ainsworth, [1] P.Eng. Director Vancouver, British Columbia Canada	June 15, 1989	Consulting Geological Engineer Director and/or officer of other natural resource companies
Shannon M. Ross, [2] CA, Chief Financial Officer and Corporate Secretary Burnaby, British Columbia Canada	January 31, 2000	Chief Financial Officer and Corporate Secretary of the Company since January 2000, and other companies administered by LMC Services Ltd.

(1) Member of the audit committee.

(2) Officer Only

There is no executive committee.

The directors of the Company are elected and hold office until the next annual general meeting of the shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

As at July 31, 2006, the directors and executive officers of the Company as a group, beneficially own, directly or indirectly, or exercise control or direction over 7,713,413 common shares or 12.75% of the voting common shares of the Company.

9.2 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially, the control of the Company is as of the date of this AIF, or has been in the last ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Company, in the past ten years before the date of this AIF, no director, executive officer, or shareholder holding a sufficient number of securities of the Company to materially affect control of the Company has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manger or trustee appointed to hold the assets of the director, officer or shareholder.

9.3 CONFLICTS OF INTEREST

Since August 1, 2001, management, administrative, geological and other services have been provided by LMC, a private company held jointly by the Company and other public companies, to provide services on a full-cost recovery basis to the various individuals, partnerships and corporate entities currently sharing office space with the Company.

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors and officers conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the knowledge of management there are no existing or potential conflicts of interest between the Company, any subsidiary of the Company and a director or officer of the Company, except as disclosed herein.

ITEM 10: PROMOTERS

Frank A. Lang, Chairman of the Board and a director of the Company, took the initiative in founding the Company and accordingly may be considered a promoter of the Company. As at July 31, 2006, Mr. Lang beneficially owns, directly and indirectly, 5,967,383 common shares representing 10.03% of the issued and outstanding shares of the Company. Mr. Lang, through his privately held management company, Lang Mining Corporation, receives $2,500 per month for services rendered. Mr. Lang has also received share purchase options of the Company from time to time.

ITEM 11: LEGAL PROCEEDINGS

Not Applicable.

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. Total services and costs recovered totalled $274,173 in the year ended December 31, 2005.

ITEM 13: TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada. Transfers may be effected and registration facilities are maintained at 510 Burrard Street, Vancouver British Columbia V6C 2T5.

ITEM 14: MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recent completed financial year, or prior to the most recently completed financial year which are in force and effect and which may be regarded as presently material.

Pursuant to the closing of the Company's private placement financing announced on March 3, 2006, the Company entered into an Agency Agreement dated for reference January 13, 2006, with Northern Securities Inc. (the "Agent") appointing the Agent as the exclusive agent of the Company to use commercially reasonable efforts to find and introduce to the Company potential purchaser to purchase up to 4,200,000 Units (Each Unit consisting of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable for 24 months from the date of issue at a price of $0.17 per warrant share), at a price of $0.12 per Unit. In consideration of the services performed by the Agent under the Agency Agreement, the Company agreed to pay the Agent on the closing of the private placement an Agent's fee consisting of a cash payment equal to 10% of the gross proceeds received by the Company from the sale of Units, and that number of Agent's warrants which is equal to 10% of the number of Units sold. Agents' warrants entitle the holder to purchase Units at a price of $0.12 per Unit. The Unit issued upon exercise of Agent's warrants consisted of one common share and one-half of one share purchase warrant. Each whole Agent's warrant is exercisable for 24 months from the date of issue at a price of $0.17 per Agent's warrant share. Additionally, the Agency Agreement required the Company to pay the Agent a $10,000 Work Fee for administrative costs.

ITEM 15: INTEREST OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under *National Instrument 51-102 Continuous Disclosure Obligations* in respect of Sultan's most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company:

Name	Description	Interest in Sultan
Morgan and Company, Chartered Accountants	Provided an auditor's report dated April 20, 2006, in respect of Sultan's balance sheet for the year ended December 31, 2005, and the statements of operations and deficit and cash flows for the year ended December 31, 2005	Nil
Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC,	An "independent qualified person" for the purpose of National Instrument 43-101, is the Company's Jersey-Emerald project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".	Nil
Linda Dandy, P.Geo., of P&L Geological Services of Lac Le Jeune, BC,	An "independent qualified person" for the purpose of National Instrument 43-101, is the Company's Kena project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".	576,000 stock options at prices ranging from $0.15 to $0.40

Gary Giroux, P.Eng., of Giroux Consultants Ltd., Vancouver, BC,	An "independent qualified person" for the purpose of National Instrument 43-101, completed a preliminary resource estimate for the Kena Gold Property filed in a National Instrument 43-101 compliant report on June 3, 2004 .	Nil

[1] None of the experts identified above is or is expected to be elected or appointed or employed as a director, officer or employee of the Company.
[2] Refers to all registered and beneficial interest, direct or indirect, in any securities or other property held by an expert or designated professional of that expert either (a) while preparing the report/valuation/certified statement; and (b) after preparing the report/valuation/certified statement.

ITEM 16: ADDITIONAL INFORMATION

The information contained in this Annual Information Form is as at December 31, 2005 and as at July 31, 2006, unless otherwise stated. Additional information is provided in the Company's management proxy circular dated April 30, 2006 for its annual and extraordinary general meeting of shareholders held on June 21, 2006, contains further information, including information relating to directors' and officers' remuneration and indebtedness, principal holders of voting securities, options to purchase securities and interest of insiders in material transactions; and the Company's financial statements and MD&A for its most recently completed financial year. These documents may be found under the Company's profile on SEDAR at www.sedar.com.

Copies of the above materials and the Company's AIF will be provided to any person, upon written request to the Secretary of the Company, c/o Sultan Minerals Inc., Suite 1400, 570 Granville Street, Vancouver B.C. Canada V6C 3P1.

Under Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its audit committee:

The Audit Committee's Charter

The following is the text of the Audit Committee's Charter:

AUDIT COMMITTEE CHARTER

1.0 PURPOSE

1.1 The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of Sultan Minerals Inc. ("Sultan") charged with assisting the Board in fulfilling its responsibility to the shareholders and investment community. Its role is to:

(a) serve as an independent and objective party to oversee Sultan's accounting and financial reporting processes, internal control system and audits of its financial statements;

(b) review and appraise the audit efforts of Sultan's external auditors; and

(c) provide an open avenue of communication among the external auditors, financial and senior management and the Board.

2.0 COMMITTEE MEMBERSHIP

2.1 The Board of Sultan shall annually appoint a minimum of three directors to the Committee, a majority of whom shall be directors of Sultan who are independent of management and free from any material

relationship that, in the opinion of the Board, would interfere with the director's exercise of independent judgement as a member of the Committee.

2.2 *All members of the Committee must be financially literate, or if not financially literate at the time of their appointments, must become so within a reasonable period of time following their appointments. For the purposes of this Charter, the definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.*

2.3 *Members of the Committee shall be appointed at the first meeting of the Board of Directors held following each Annual General Meeting of Sultan.*

2.4 *A member may resign from the Committee and may be removed and replaced at anytime by the Board of Directors. A member of the Committee will automatically cease to be a member at such time as that individual ceases to be a director of Sultan.*

3.0 CHAIR OF THE COMMITTEE

3.1 *The Board shall in each year appoint a Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member to act as interim Chair.*

3.2 *The Chairman of the Audit Committee has the responsibility to ensure that the Committee executes its mandate to the satisfaction of the Board.*

Specific Role and Responsibilities

In cooperation with the Chief Financial Officer, the Chairman of the Audit Committee will:

- *Prepare the Committee meetings' agendas to ensure that all tasks of the Committee are covered in a timely fashion and that each topic is documented in a manner that allows the making of informed recommendations to the Board.*
- *Ensure that follow-up matters are being addressed.*
- *Direct the Committee's meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all Committee members to participate and that is conducive to good decision-making. Also ensure that there are private sessions that allow the Committee to meet with the external auditors separately from management and vice-versa.*
- *Ensure that the meetings' minutes properly reflect the discussions, recommendations and disagreements, if any, and that they are circulated in a timely fashion to the other members of the Committee and to the Board subsequently. The Chairman is responsible for reporting to the Board the finding of the Committee.*
- *Maintain a close liaison with the Chairman of the Board and cooperate with him on any issue facing the Committee or any special request he might have.*
- *Maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management. He will cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company.*
- *Promote the annual review of the Committee's performance including the review of his own performance on a planned basis and encourage ways and means to ensure that the scope of the mandate consistently reflects the requirements of the various regulators, as well as accounting and auditing profession standards.*

- *Ensure that communications regarding the Audit Committee's work and duties in the information circular are accurate.*

- *Work with the Executive Compensation and Corporate Governance Committee in the evaluation of the performance of the CFO and the review and establishment of his or her individual objectives.*

4.0 RESPONSIBILITIES

4.1 The Committee is responsible to:

Audit

(a) make recommendations to the Board regarding the selection and compensation of the external auditor to be engaged to prepare or issue an auditor's report or perform other audit, review or attest services for Sultan who shall report directly to the Committee;

(b) obtain and review a report from the external auditor at least annually regarding:

(i) the external auditor's internal quality-control procedures;

(ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii) any steps taken to deal with any such issues; and

(iv) all relationships between the external auditor and Sultan including non-audit services,

(c) evaluate the qualifications, performance and independence of the external auditor, including considering whether the external auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and, internal auditors and to present its conclusions with respect to the external auditor to the Board;

(d) satisfy itself of the rotation of the audit partners as required by law and consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis;

(e) meet with the external auditor and financial management of Sultan to review the scope of the proposed audit for the current year and the audit procedures to be used;

(f) oversee the work of the external auditor engaged to prepare or issue an auditor's report or perform other audit, review or attest services for Sultan, including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(g) pre-approve all non-audit services to be provided to Sultan or any of its subsidiaries by Sultan's external auditor;

(h) review the performance of the external auditors;

(i) review with management and the external auditors:

(i) Sultan's audited financial statements and footnotes, MD&A and any annual or interim earnings press releases before Sultan publicly discloses this information;

(ii) any significant changes required in the external auditors' audit plan and any serious difficulties or disputes with management encountered during the course of the audit; and

(iii) other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards,

(j) *satisfy itself that Sultan's annual audited financial statements are fairly presented in accordance with applicable Canadian generally accepted accounting principles and recommend to the Board whether the annual financial statements should be approved and included in Sultan's Annual Report;*

(k) *review with the external auditors and management the quality of Sultan's accounting principles as applied in its financial reporting process and any proposed changes in accounting principles;*

(l) *satisfy itself that Sultan has implemented appropriate systems of internal control over accounting, financial reporting and the safeguarding of the Company's assets and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting Sultan's assets, management and financial and business operations and that these are operating effectively;*

(m) *establish procedures for the receipt, retention and treatment of complaints received by Sultan regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by Sultan's employees of concerns regarding questionable accounting or auditing matters.*

(n) *review and approve Sultan's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Sultan; and*

(o) *perform any other activities consistent with this Charter, the Company's Articles of Association and governing law, as the Committee or the Board deems necessary or appropriate.*

4.2 *The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of Section 4.1(g) above, provided that the pre-approval by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.*

5.0 MEETINGS

5.1 *The Chairman will appoint a secretary who will keep minutes of all meetings (the "Secretary"). The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.*

5.2 *No business shall be transacted by the Committee unless a quorum of the Committee is present or the business is transacted by resolution in writing signed by all members of the Committee. A majority of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one half of the number of members plus one shall constitute a quorum.*

5.3 *The Committee shall meet as often as it deems necessary to carry out its responsibilities but not less frequently than quarterly.*

5.4 *The time at which, and the place where the meetings of the Committee shall be held, and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of association of Sultan or otherwise determined by resolution of the Board.*

5.5 *Meetings may be held in person, by teleconferencing or by videoconferencing.*

5.6 *Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.*

5.7 *Minutes of the Committee will be kept by the Secretary. The approved minutes of the Committee shall be circulated to the Board forthwith and shall be duly entered in the books of Sultan.*

6.0 ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

6.1 *The Committee shall have full, free and unrestricted access to management and employees and to the relevant books and records of Sultan.*

6.2 *The Committee may invite such other persons (e.g. the CEO, CFO, Controller) to its meetings, as it deems necessary.*

6.3 *The Committee shall have the authority to*

(a) *retain independent legal, accounting or other relevant advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities; and*

(b) *set and pay the compensation of any such advisors, at the expense of Sultan.*

6.4 *Any advisors retained shall report directly to the Committee.*

7.0 REPORTING REQUIREMENTS

7.1 *The Committee shall make regular reports to the Board following meetings of the Committee.*

8.0 ANNUAL REVIEW AND ASSESSMENT

8.1 *The Committee shall review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.*

8.2 *The performance of the Committee shall be reviewed annually by the Company's Corporate Governance Committee.*

9.0 REMUNERATION

9.1 *The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.*

Composition of the Audit Committee

The following directors are members of the Audit Committee as at July 31, 2006:

Frank A. Lang	Not independent	Financially literate [2]
Sargent Berner	Independent	Financially literate [2]
Benjamin Ainsworth	Independent [1]	Financially literate [2]

[1] A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

[2] An individual is finically literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Frank A. Lang has a P. Eng, and is the Chairman of the Company. Mr. Lang serves and has served on the boards of several natural resource companies over the past 40 years.

Mr. Benjamin Ainsworth is a Consulting Geological Engineer and is a director and/or officer of several other natural resource companies. He has served on the board of numerous natural resource companies over the past 40 years.

Mr. Sargent Berner, LLM, business consultant, is the former Chairman of the Audit Committee, and was a partner at DuMoulin Black, LLP, Barristers and Solicitors until January 1, 2005, and Associate Counsel until April 2006. Mr. Berner has extensive experience in the mining industry, and is currently a director of several resource-based companies and is on the audit committee of Cream Minerals Ltd., ValGold Resources Ltd., Emgold Mining Corporation, Canadian Small Cap Resource Fund 2004 Limited partnership, Canadian Small Cap Resource Fund 2005 No. 1 Limited partnership and Pacific Ridge Exploration Ltd.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any of the exemptions in the following sections of MI 52-110: Section 2.4 *(De Minimis Non-audit Services)*, Section 3.2 *(Initial Public Offerings)*, Section 3.3(2) *(Controlled Companies)*, Section 3.4 *(Events Outside Control of Member)*, Section 3.5 *(Death, Disability or Resignation of Audit Committee Member),* Section 3.6 *(Temporary Exemption for Limited and Exceptional Circumstances)* or Section 3.8 *(Acquisition of Financial Literacy)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 *(Exemptions)*.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Chairman of the Committee is responsible for proper implementation of and compliance with this policy.

External Auditor Service Fees (By Category)

The aggregate amounts billed by the Company's auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending December 31	Audit Fees [1]	Audit Related Fees [2]	Tax Fees [3]	All Other Fees [4]
2005	$ 6,300	Nil	$ 500	Nil
2004	$ 5,200	Nil	$ 500	Nil

[1] The aggregate audit fees billed.

[2] The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees."

[3] The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

[4] The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com


SEC MAIL
PROCESSING
RECEIVED
SEP 14 2006
WASH, D.C.
185
SECTION

August 8, 2006

TSX Venture Exchange: **SUL**
Frankfurt Stock Exchange: RZN
(www.finanztreff.de)
SEC: 12g3-2(b): 82-4741

SULTAN MINERALS COMMENCES RESOURCE CALCULATION ON ITS TUNGSTEN-MOLYBDENUM PROJECT

Sultan Minerals Inc. (**SUL** - TSX-V) (**RNZ** – Freiverkehr) ("Sultan") is pleased to announce that it is in the process of completing a preliminary resource evaluation for tungsten and molybdenum mineralization on its Jersey-Emerald Property in British Columbia, Canada. Sultan has retained the services of Giroux Consultants Ltd. of Vancouver, BC to complete the resource calculations.

The Jersey-Emerald Property was Canada's second largest tungsten producer. The mine was put into production and operated by the federal government in 1942-43 to serve war-time tungsten needs. After the war the mine was sold to Canadian Exploration Ltd. (later named Placer Dome Ltd.) and commercial mining for tungsten started in 1947. From 1953 to 1957 it was the largest tungsten producer in the western world, and it was Canada's second largest tungsten mine when it closed due to low tungsten prices in 1973.

At the time of its closure the mine records showed that six un-mined tungsten targets remained in the vicinity of the historic mine workings. The targets occur as broad linear bands trending for more than 1,500 metres to the north and south of the mine workings. A seventh zone, the East Emerald Lower Tungsten Zone was identified by Sultan Minerals in 2006 (see News Releases of March 6, 2006 and June 5, 2006).

Previous mining records reported extensive molybdenum mineralization beneath the tungsten workings. In 2005, with increasing molybdenum prices, Sultan undertook an aggressive program to explore the molybdenum potential of the property. Exploration focused on the East Dodger area and to date Sultan has completed almost 3,000 metres of diamond drilling in 26 holes. This drilling successfully outlined a zone of stockwork molybdenum mineralization that has been traced over an area measuring 1,000 m by 125 m and over a vertical depth range of 150 m. The molybdenum mineralization remains open in all directions and to depth.

The present resource study will focus on the East Dodger Molybdenum Zone, and five tungsten deposits; the Invincible Tungsten Zone, the Feeney Tungsten Zone, the East Dodger Tungsten Zone, the Dodger 4400 Tungsten Zone, and the recently identified East Emerald Tungsten Zone. The evaluation will incorporate the results of drilling completed by Sultan in 2005 and 2006 with historic drill results obtained by the previous mine operators.

It is anticipated that the preliminary resource calculations will be completed by mid-September. The study is expected to provide recommendations for further work that will lead to the preparation of a feasibility study.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

RECEIVED
2006 SEP 14 P 3:16
NATIONAL CORPORATE FINANCE

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: August 24, 2006

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer), for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: August 24, 2006

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer

Sultan Minerals Inc.
Three and Six Months Ended
June 30, 2006

1.1 Date

The effective date of this interim report is August 24, 2006.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." This MD&A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2005, and the unaudited interim financial statements for the six months ended June 30, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the six months ended June 30, 2006 ("fiscal 2006") was $312,355 or $0.01 per share, after income tax recovery due to flow-through renunciations, compared to a loss of $304,903 or $0.01 per share in the six months ended June 30, 2005 ("fiscal 2005").

- During fiscal 2006, operations utilized $530,778 compared to $159,302 in fiscal 2005. Expenditures on mineral property interests totalled $298,578 in fiscal 2006 compared to $159,302 in fiscal 2005. The expenditures were incurred on the following mineral properties in fiscal 2006: Kena - $72,057 (2005 - $89,114), Coripampa Properties - $21,646 (2005 - $56,037), Stephens Lake - $354 (2005 – a recovery of $3,414), and the Jersey and Emerald properties - $204,521 (2005 - $77,756). The Coripampa Properties were written off in fiscal 2005, and the additional costs incurred in fiscal 2006 of $21,646 have also been written off in fiscal 2006.

1.2.1 Jersey and Emerald Properties, British Columbia

The 9,500-hectare Jersey-Emerald Property (the "Property") is located in southeastern British Columbia, 10 kilometres southeast of the mining community of Salmo, B.C. The Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer. The tungsten mine was opened in 1943 and later purchased and operated by Placer Dome from 1947 to 1973 when it was closed due to low metal prices. In 1973, Placer decommissioned the mine and sold the mineral rights. Sultan optioned the Property in 1993 and has since expanded the Property through staking and additional option agreements. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original Property subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property vendors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

The Company believes that the property holds potential for a large porphyry molybdenum deposit. The mineralization was originally identified in underground workings and diamond drill holes at the historic Emerald Tungsten Mine.

To August 24, 2006, the Company has completed a 26-hole diamond drill program totalling 2942 metres that has tested the grade, width, depth and continuity of the molybdenum bearing stock work. The initial two holes investigated the width and depth of the mineralization. All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Exploration expenditures on the Jersey-Emerald property in fiscal 2006 with the fiscal 2005 comparative figures shown in brackets include the following: assays and analysis – $21,106 ($328); drilling - $47,984 ($40,215); geological and geophysical – $56,025 ($15,697); transportation – $2,606 ($1,467); stock-based compensation - $6,964 ($10,901) and site activities – $14,025 ($1,467). Acquisition costs of $55,811 ($4,634) were incurred.

In fiscal 2006 the Company entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over seven hundred (700) acres forming part of the Jersey Claim Group consisting of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, Sultan agreed to make cash and share payments in the aggregate value of $200,000 plus GST (the "Purchase Price"), if any, due pursuant to the Excise Tax Act as follows: upon receipt of regulatory approval or June 1, 2006, ($10,000 - paid) and up to 200,000 common shares (200,000 issued); on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares; and on June 1, 2009, up to 200,000 common shares.

The shares referred to in (i), (ii), (iii) and (iv) above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"). The value of each share payment shall be calculated as of the Valuation Date and a credit given accordingly to the balance due on the Purchase Price. If the calculation and credit results in the Purchase Price being paid in full, then the seller is not entitled to any further share payments. If after the Valuation Date for the payment referred to in (iv) above the seller has still not received the full payment of the Purchase Price, then Sultan will pay the remaining balance to the seller by a cash payment. Sultan has the right, at any time after completing the initial payment of cash and shares as set out in (i) above, to pay any remaining balance to fully satisfy the Purchase Price in the form of a cash payment.

Mr. Ed Lawrence, P.Eng. former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo. of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Core samples are split with a core splitter and half of the core is stored in a secure site in Salmo, B.C. The second half of the core is placed in sealed plastic bags, and shipped to Acme Analytical Laboratories Ltd. in Vancouver, BC. The project's quality control program includes the systematic use of duplicate samples and the use of a secondary laboratory for check assaying.

1.2.2 Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia.

Exploration expenditures on the Kena property in fiscal 2006, with the fiscal 2005 comparative figures shown in brackets, include the following: assays and analysis – $53 ($10,296); drilling - $Nil ($23,930); geological and geophysical – $4,747 ($12,350); transportation – $Nil ($1,120), site activities – $1,089 ($5,038) and stock-based compensation - $Nil ($2,575). Acquisition costs of $66,158 ($33,805) were incurred.

Recommendations

A computer modeling of the property was completed as part of a resource study in 2004. The model indicated numerous untested areas adjacent to mineralized blocks. The report prepared as part of the resource study recommended that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones. The Company currently does not have the financing available to conduct this recommended exploration program.

Mr. Perry Grunenberg, P.Geo of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Kena Property Agreements
Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

1.2.3 Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company (the "Companies") agreed to pool their three respective and contiguous exploration licenses, so that each would hold an undivided one-third interest in all three of the exploration licenses, and subsequently an agreement was entered into with BHP Billiton Diamonds Inc. ("BHP Billiton") to carry out exploration on the property. The combined exploration licenses, totalling 174,018 hectares, are referred to as the Stephens Lake Property. Approximately 1,000 metres of diamond drilling in two holes were completed by BHP Billiton in March 2006. During the period, the Company received notice from BHP Billiton that they would be withdrawing from the agreement on the Stephens Lake Property. Final assays and drill results have not yet been received from BHP Billiton. Costs incurred by the Company have not been significant to date, and the Company will need to review the exploration program conducted by BHP Billiton, before it determines the status of the project.

The Companies also have an option agreement to acquire the Trout Claim Group. Under the terms of the agreement, the Companies have agreed to make total cash payments of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (33,334 common shares of the Company issued to June 30, 2006)) to the optionor over a 36-month period from July 22, 2004. BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement they had with the Companies until April 2006 on the Stephens Lake Property. These reimbursements have been recorded as a reduction in the cost of the Trout Claim Group. In addition, the Companies were to jointly incur exploration expenses of no less than $5,000 by July 22, 2005, which was incurred, $50,000 cumulative prior to July 22, 2006, which was incurred, and $250,000 cumulative prior to July 22, 2007. Upon earning its 75.0% interest, the Companies and the optionor will enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group. Subsequent to June 30, 2006, the Company issued 16,667 common shares and made a cash payment of $13,333 on the option agreement on the Trout Claim Group.

1.2.4 Coripampa Properties, Peru

Sultan entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 and 2 properties in the Republic of Peru.

In February 2006, but recorded in the year ended December 31, 2005, the Company determined that the properties did not meet the Company's long-term goals, and its current focus on exploration in British Columbia. The properties were returned to the optionors and the Company incurred a write-down of $294,606. In fiscal 2006, the property taxes due for 2006 were paid by the Company, a final settlement was reached with the optionors of the property, and as a result, an additional $21,646 was written off.

1.2.5 Mineral Property Option Payments Due In Fiscal 2006

To maintain its mineral property interests the Company is required to make cash payments of $98,115 and issue 320,417 common shares in fiscal 2006. In the six months ended June 30, 2006, cash payments of $59,782 were made and 303,750 common shares were issued pursuant to option agreements on the Company's mineral property interests.

1.2.6 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2005 averaged US$444.74 per ounce and has averaged US$599.94 per ounce to August 23, 2006. The price for molybdenum (roasted) on June 30, 2006, was US$26.25 per pound, and the price for tungsten on June 30, 2006, was US$11.69 per pound.

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at December 31, 2005	As at December 31, 2004
Current assets	$ 265,949	$ 481,152
Mineral property interests	3,603,949	3,280,334
Other assets	109,211	56,557
Total assets	3,979,109	3,818,043
Current liabilities	233,310	144,435
Shareholders' equity	3,745,799	3,673,608
Total shareholders' equity and liabilities	3,979,109	3,818,043
Working capital	32,639	336,717

	Year ended December 31, 2005	Year ended December 31, 2004
Expenses (recoveries)		
Amortization	$ 987	$ 843
Legal, accounting and audit	20,691	48,791
Management and consulting fees	35,000	30,000
Office and administration	80,278	79,943
Salaries and benefits	131,542	89,240
Shareholder communications	98,524	151,953
Stock-based compensation	176,393	218,207
Travel and conferences	19,413	32,885
	562,828	651,862
Property investigations	938	4,441
Write-down of mineral property interests	319,914	--
Interest income	(1,719)	(1,927)
Loss before income taxes	(881,961)	(654,376)
Income tax (recovery) expense – current		--
– future income taxes	60,554	--
Loss for the year	$ (821,407)	$ (654,376)
Loss per share – basic and diluted	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding – basic and diluted	48,507,514	40,841,887

1.4 Results of Operations

Sultan had a loss of $312,355, or loss per share of $0.01 in the six months ended June 30, 2006, compared to a loss of $304,903, or loss per share of $0.01 in the six months ended June 30, 2005.

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Expenses				
Amortization	$ 583	$ 169	$ 1,085	$ 339
Legal, accounting and audit	5,265	800	6,962	4,144
Management fees	13,500	7,500	23,000	15,000
Office and administration	17,138	23,451	41,936	42,438
Salaries and benefits	47,406	55,111	101,047	87,624
Shareholder communications	60,933	19,860	109,601	47,185
Stock-based compensation	71,956	118,814	71,956	150,802
Property investigations	--	704	--	1,264
Travel	29,112	8,853	42,418	17,458
Write-down of mineral property interests	--	--	21,646	--
Interest and other income	(2,992)	(288)	(4,168)	(797)
	242,901	234,974	415,483	365,457
Loss before income taxes	(242,901)	(234,974)	(415,483)	(365,457)
Income tax recovery	--	--	103,128	60,554
Loss for the period	(242,901)	(234,974)	(312,355)	(304,903)
Deficit, beginning of period	(11,276,988)	(10,456,054)	(11,207,534)	(10,386,125)
Deficit, end of period	$(11,519,889)	$(10,691,028)	$(11,519,889)	$(10,691,028)
Loss per share, basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	58,005,926	46,258,618	56,235,983	46,213,618
Number of common shares outstanding, end of period	59,497,492	46,428,582	59,497,492	46,428,582

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue has increased from $797 in fiscal 2005 to $4,168 in fiscal 2006 due to higher cash balances and interest rates in 2006 compared to 2005.

Expenses

Legal, accounting and audit increased from $4,144 in fiscal 2005 to $6,962 in fiscal 2006. Audit fees are accrued throughout the fiscal year. Fees charged for the fiscal 2005 year end were as estimated in the accrual. The fees incurred in the current period were audit fees. Legal fees are ongoing and will vary depending on the activity during the period.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank A. Lang as Chairman of the Company, for a total of $15,000 in each fiscal period. In fiscal 2006 management fees of $8,000 (2005-NIL) were paid through LMC Management Services Ltd., to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs decreased from $42,438 in fiscal 2005 to $41,936 in fiscal 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $87,624 in fiscal 2005 to $101,047 in fiscal 2006. Salaries will likely continue to increase as administration and regulation of public companies continues to increase. In fiscal 2005, there was $150,802 in vested stock-based compensation relating to vesting of stock options granted in July 2005, compared to $71,956 in vested stock-based compensation in fiscal 2006 related to vesting of stock options granted in June 2006.

Shareholder communications have increased from $47,185 in fiscal 2005 to $109,601 in fiscal 2006. The Company utilized the services of a consultant, Arbutus Enterprises Ltd. Fees paid totalled $12,000 in both fiscal periods. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Other increases in shareholder communications include $10,000 (2005 - $Nil) paid to High Visibility Public Relations, $8,000 (2005 - $Nil) paid to Independent Equity Research and $7,600 (2005 - $Nil) paid to Robin Merrifield in fiscal 2006. Sultan retained the services of Mr. Horng Kher (Marc) Lee as its Investor Relations and Market Consulting provider. No fees were paid to Mr. Lee during the period.

Stock-based compensation of $150,802 in fiscal 2005 relates to the vested portion of stock options granted in June 2005. In June 2006 a total of 2,650,000 incentive stock options were granted to directors, officers, employees and consultants, exercisable over a five-year period expiring June 22, 2011, at a price of $0.17 per share, and $71,956 is the Black-Scholes valuation related to the vested portion of options expensed. The fair value of each stock option granted in fiscal 2006, with the fair value of stock options granted in fiscal 2005 in brackets, are as follows: risk free interest rate – 4.02% (3.44%); expected life – 3 years (3 years); expected volatility - 81% (83%); and weighted average fair value per option grant of $0.15 ($0.09).

Travel and conference expenses have increased from $17,458 in fiscal 2005 to $42,418 in fiscal 2006. A trade and technical show in Colorado in May 2006 attended by representatives of the Company accounted for the majority of the increase.

Property investigation costs have decreased from $1,264 in fiscal 2005 to $Nil in fiscal 2006. Sultan is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In fiscal 2006, $21,646 incurred in exploration costs related to the Coripampa property was written off. The Company gave notice to the optionors in February 2006 that they would be terminating the option agreement. Exploration costs incurred prior to December 31, 2005, were written off in the fourth quarter of 2005. No mineral property interests were written off in fiscal 2005.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital

relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2005, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $103,128 in fiscal 2006.

The Company also renounced flow through expenditures in the six months ended June 30, 2005, and as a consequence, has recognized a reduction in share capital and a recovery of future income taxes of $60,554.

1.5 Summary of Quarterly Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property, British Columbia	Jersey Emerald and other properties	Stephens Lake property, Manitoba	Cori-pampa properties, Peru	General and adminis-trative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2004							
Third Quarter	45,692	8,401	782	37,392	239,802	239,839	$0.01
Fourth Quarter	86,021	(7,070)	157	110,107	141,537	141,359	$0.01
2005							
First Quarter	61,764	12,088	1,298	43,943	130,432	69,929	$0.00
Second Quarter	27,350	65,668	(2,115)	12,094	234,558	234,974	$0.01
Third Quarter	6,037	173,794	(2,869)	4,472	100,578	125,251	$0.00
Fourth Quarter	9,853	203,831	(131)	26,452	97,260	391,253	$0.01
2006							
First Quarter	44,849	46,472	330	21,647	152,111	69,454	$0.00
Second Quarter	27,208	158,049	24	(1)	245,894	242,901	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.

Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

Three months ended June 30, 2006 ("Q2 2006"), compared to three months ended June 30, 2005 ("Q2 2005")

Legal, accounting and audit increased from $800 in Q2 2005 to $5,265 in Q2 2006. Audit fees are accrued throughout the fiscal year. Legal fees are ongoing and will vary depending on the activity during the period. The fees incurred in the current period were primarily audit fees.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each quarter.

Office and administration costs decreased from $23,451 in Q2 2005 to $17,138 in Q2 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have decreased from $55,111 in Q2 2005 to $47,406 in Q2 2006. Salaries will

likely be higher in fiscal 2006, compared to fiscal 2005, although period to period there may be differences, as the cost of administration and regulation of public companies continues to increase. Administration is also impacted by exploration activity, as office and administration costs increase when exploration activity increases.

Stock-based compensation of $118,814 in Q2 2005 relates to stock options granted and vested in June 2005 and compares to $71,956 for stock-based compensation relating to stock options granted and vested in June 2006 and the portion vested and recorded in Q2 2006.

Shareholder communications have increased from $19,860 in Q2 2005 to $60,933 in Q2 2006. The Company utilized the services of two investor relations' consultants in Q2 2005, and in Q2 2006 are currently using the services of Arbutus Enterprises Ltd. and Marc Lee. Fees paid to Arbutus totalled $12,000 in both fiscal periods, whereas Marc Lee was paid $3,000 in Q2 2006, with no comparative expense in Q2 2005. Shareholder communications activities were restrained, as the Company did not have the funds available for more than minimal communications with shareholders. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. In Q2 2006, $5,000 was paid to High Visibility Public Relations, for booth design and preparation. High Visibility Public Relations is a company controlled by a close relative of the President of the Company. No payments were made in Q2 2005.

Travel and conference expenses have increased from $8,853 in Q2 2005 to $29,112 in Q2 2006. Representatives of the Company attended a trade and technical show in Colorado in May 2006, which accounted for the increase in Q2 2006.

Property investigation costs have decreased from $704 in Q2 2005 to $Nil in Q2 2006. No mineral property interests were written off in Q2 2006 or Q2 2005.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of `warrants and options.

At June 30, 2006, Sultan's working capital, defined as current assets less current liabilities, was $345,049, compared with working capital of $32,639 at December 31, 2005.

Investing Activities

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

As at June 30, 2006, Sultan has capitalized $3,880,881 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the six months ended June 30, 2006, Sultan's cash expenditures included $230,250 on the acquisition and exploration of its mineral property interests compared to $174,758 in the six months ended June 30, 2005.

1.7 Capital Resources

During the six months ended June 30, 2006, the Company completed a brokered private placement of 4,200,000 units at a price of $0.12 per unit, for gross proceeds of $504,000. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of $0.17 per share. A cash commission equal to 10% of the gross proceeds received and non-transferable agent's unit warrants equal to 10% of the total number of units, or 420,000 agent's unit warrants was paid. Each agent's unit warrant is exercisable at a price of $0.12 until February 28, 2008, to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant is exercisable at $0.17 until February 28, 2008, to receive one additional common share.

The Company also completed a non-brokered private placement of 2,000,000 units at a price of $0.20 per unit, for gross proceeds of $400,000. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share until May 30, 2007, at an exercise price of $0.30 per share.

In fiscal 2006, 12,500 warrants were exercised at a price of $0.15 to acquire 12,500 common shares.

Without continued external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at June 30, 2006 and December 31, 2005, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

	Six months ended June 30,	
Services rendered and reimbursement of expenses:	2006	2005
LMC Management Services Ltd. (a)	$ 219,216	$ 161,232
Lang Mining Corporation (b)	15,000	15,000
Kent Avenue Consulting Ltd. (c)	8,000	--
High Visibility Public Relations (d)	10,000	--
Legal fees	--	3,344

Balances receivable from (f):	June 30, 2006	December 31, 2005
LMC Management Services Ltd.	$ 51,025	$ 42,323
Balances payable to:		
Cream Minerals Ltd.	$ 2,400	$ --
DuMoulin Black	--	15,000

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and

other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) Consulting fees were paid to High Visibility Public Relations, a private company controlled by a close relative of Arthur G. Troup, the President of the Company.

(e) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company was an associate counsel to April 1, 2006.

(f) The Company's investments include shares in a listed company with one director and one officer in common.

(g) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at June 30, 2006, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

None

1.14 Financial Instruments and Other Instruments

None.

1.15.1 Other MD& A Requirements

See the audited financial statements for the year ended December 31, 2005.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of August 24, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 24, 2006

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

59,514,159 shares are issued and outstanding

Stock Options Outstanding

Exercise Price	Number Outstanding	Expiry Date
$0.17	2,650,000	June 21, 2011
$0.10	1,990,000	June 10, 2010
$0.15	3,020,000	July 6, 2009
$0.21	595,000	August 31, 2006
$0.40	731,000	October 19, 2006
$0.32	701,000	May 16, 2007
	9,687,000	

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,773,334	$0.20	November 15, 2006
1,360,080	$0.15	July 20, 2007
749,999	$0.18	September 16, 2007
100,000	$0.17	November 30, 2006
2,100,000	$0.17	February 28, 2008
420,000	$0.12	February 28, 2008
210,000*	$0.17	February 28, 2008
1,000,000	$0.30	May 30, 2007
7,713,413		

*Underlying agent's warrants, exercisable at $0.12 to receive one share and one half-warrant. Each full warrant is exercisable until February 28, 2008 at a price of $0.17.

Other Information

Controls and Procedures

We have carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2006

The Company's independent auditor has not performed a review of these interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
(Unaudited - prepared by management)

	June 30, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 301,077	$ 198,649
Accounts receivable	23,849	18,229
Due from related parties (Note 7)	51,025	42,323
Prepaid expenses	24,045	6,748
	399,996	265,949
Deferred share issue costs	--	30,000
Mineral property interests (see schedule) (Notes 3 and 9)	3,880,881	3,603,949
Investments (Note 4)	3,914	3,914
Equipment (Note 5)	20,884	19,306
Reclamation deposits	57,061	55,991
	$ 4,362,736	$ 3,979,109
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 52,547	$ 218,310
Due to related parties (Note 7)	2,400	15,000
	54,947	233,310
Shareholders' equity		
Share capital (Note 6)	15,244,758	14,503,631
Contributed surplus	582,920	449,702
Deficit	(11,519,889)	(11,207,534)
	4,307,789	3,745,799
	$ 4,362,736	$ 3,979,109

Commitments and subsequent events (Notes 3 and 6)

See accompanying notes to interim financial statements.

Approved by the Directors



Arthur G. Troup



Frank A. Lang

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended June 30,		Six months ended June 30,	
	2006	**2005**	**2006**	**2005**
Expenses				
Amortization	$ 583	$ 169	$ 1,085	$ 339
Legal, accounting and audit	5,265	800	6,962	4,144
Management fees	13,500	7,500	23,000	15,000
Office and administration	17,138	23,451	41,936	42,438
Salaries and benefits	47,406	55,111	101,047	87,624
Shareholder communications	60,933	19,860	109,601	47,185
Stock-based compensation	71,956	118,814	71,956	150,802
Property investigations	--	704	--	1,264
Travel	29,112	8,853	42,418	17,458
Write-down of mineral property interests	--	--	21,646	--
Interest and other income	(2,992)	(288)	(4,168)	(797)
	242,901	234,974	415,483	365,457
Loss before income taxes	(242,901)	(234,974)	(415,483)	(365,457)
Income tax recovery (Note 5(c))	--	--	103,128	60,554
Loss for the period	(242,901)	(234,974)	(312,355)	(304,903)
Deficit, beginning of period	(11,276,988)	(10,456,054)	(11,207,534)	(10,386,125)
Deficit, end of period	$(11,519,889)	$(10,691,028)	$(11,519,889)	$(10,691,028)
Loss per share, basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	58,005,926	46,258,618	56,235,983	46,213,618
Number of common shares outstanding, end of period	59,497,492	46,428,582	59,497,492	46,428,582

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Cash provided by (used for):				
Operations				
Loss for the period	$ (242,901)	$ (234,974)	$ (312,355)	$ (304,903)
Items not involving cash				
Amortization	583	169	1,085	339
Stock-based compensation	71,956	118,814	71,956	150,802
Write-down of mineral property interests	--	--	21,646	--
Future income taxes	--	--	(103,128)	(60,554)
Changes in non-cash working capital				
Accounts receivable	(7,129)	(3,732)	(5,620)	52,963
Due to/from related parties	(45,679)	98,826	(21,302)	77,534
Prepaid expenses	(18,846)	(8,026)	(17,297)	9,035
Accounts payable and accrued liabilities	(36,237)	8,127	(165,763)	(84,518)
	(278,253)	(20,796)	(530,778)	(159,302)
Investing activities				
Mineral property interests				
Acquisition costs	(30,464)	(6,292)	(62,419)	(25,333)
Exploration and development costs	(99,771)	(62,073)	(167,831)	(149,425)
Purchase of equipment	(3,158)	--	(4,477)	--
Reclamation bonds	--	--	(1,070)	(5,890)
	(133,393)	(68,365)	(235,797)	(180,648)
Financing activities				
Share subscriptions	--	234,500	--	234,500
Common shares issued for cash	402,875	--	869,003	(4,886)
	402,875	234,500	869,003	229,614
Increase (decrease) in cash and cash equivalents during the period	(8,771)	145,339	102,428	(110,336)
Cash and cash equivalents, beginning of period	309,848	113,118	198,649	368,793
Cash, and cash equivalents, end of period	$ 301,077	$ 258,457	$ 301,077	$ 258,457
Supplemental information				
Shares issued for mineral property interests	$ 47,175	$ 21,135	$ 59,550	$ 31,260
Stock-based compensation capitalized to mineral property interests	6,964	--	6,964	--
Warrants issued for corporate finance fee	--	--	$ 54,774	--

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended June 30, 2006 and 2005
(Unaudited – prepared by management)

1. Going concern and nature of operations:

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at June 30, 2006, of $345,049 (December 31, 2005 – $32,639) and an accumulated deficit of $11,519,889 (December 31, 2005 – $11,207,534).

The Company has capitalized $3,880,881 in acquisition and related exploration costs on the Kena property, the Jersey and Emerald properties and the Stephens Lake property.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Basis of presentation:

The accompanying financial statements for the interim periods ended June 30, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended December 31, 2005.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended June 30, 2006 and 2005
(Unaudited – prepared by management)

3. Mineral property interests:

(a) Kena Property, Ymir, British Columbia, Canada

The Kena property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

Kena Claims
The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia. The Company earned its interest in the property by making payments totalling $110,000, issuing 200,000 common shares and completing a work program totalling $600,000 by November 1, 2003. The property is subject to a 3.0% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50.0% of the NSR for the greater of 7,000 ounces of gold or $2,000,000 and must issue an additional 100,000 common shares on commencement of commercial production.

Cariboo Claims
The Company holds an option agreement to earn 100% in five claim units, the Cariboo claims, located north of Ymir in southeastern British Columbia and contiguous to the Kena Claims. To earn its interest, the Company must make cash payments totalling $52,500 ($27,500 paid) and issue 200,000 common shares, which have all been issued, over four years. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. A NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. The Company has the right to purchase 66⅔% of the NSR for $1,000,000 on commencement of commercial production.

Daylight Claim Group
The Company has acquired 87.5% of the Daylight Claim Group, consisting of 8 crown grants, located near Ymir, British Columbia. To exercise the option, the Company made total cash payments of $52,500 and issued 175,000 common shares over three years. In addition, the agreement provides for the issuance of an additional 175,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. The properties are subject to royalties payable to the optionors of a 3.0% NSR from production of gold and silver and 1.5% NSR from the production of other metals. The Company has the right to reduce the NSR to 1.0% from the production of gold and silver and 0.5% from the production of other metals by a payment of $1,000,000 on or prior to the commencement of commercial production.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended June 30, 2006 and 2005
(Unaudited – prepared by management)

3. Mineral property interests (continued):

(a) Kena Property, Ymir, British Columbia, Canada (continued)

Athabasca Claim Group

The Company entered into an option agreement to acquire the Athabasca Claim Group consisting of ten reverted crown grants and three located claims, located near Ymir, British Columbia, by making payments of $50,000 ($15,000 paid) and issuing 200,000 common shares (175,000 issued) to the optionor over a three-year period. In March 2005 the Company and the optionor agreed to defer cash payments due in 2005 and 2006 for one year each in exchange for the acceleration of one half of the 2006 common share payment of 50,000 common shares. The December 2004 share payment and the accelerated 2006 share payment were made in January 2005. During the six months ended June 30, 2006, the Company terminated the option agreement on this property.

(b) Stephens Lake Property, Manitoba, Canada

The Companies have a 100% interest in the Stephens Lake Property and have an option agreement to acquire 75% of the contiguous Trout Claim Group.

In February 2004, the Company, along with Cream Minerals Ltd. and ValGold Resources Ltd. ("Cream" and "ValGold" or the "Companies"), entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton was granted options to acquire up to a 70% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares, in which each company now holds an undivided one-third interest.. In the six months ended June 30, 2006, BHP Billiton notified the Companies that it would not be proceeding with the BHP Options and returned the properties to the Companies.

The Companies also have an option agreement to acquire the Trout Claim Group. Under the terms of the agreement, the Companies have each agreed to make cash payments of $36,667 ($10,000 paid by the Company) and to issue 66,667 common shares (33,334 common shares of the Company issued to June 30, 2006) to the optionor over a 36-month period from July 22, 2004. BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement they had with the Companies until April 2006 on the Stephens Lake Property. These reimbursements have been recorded as a reduction in the cost of the Trout Claim Group. In addition, the Companies must also jointly incur exploration expenses of no less than $5,000 by July 22, 2005, which was incurred, $50,000 cumulative prior to July 22, 2006, and $250,000 cumulative prior to July 22, 2007. Upon earning its 75.0% interest, the Companies and the optionor will enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group. Subsequent to June 30, 2006, the Company issued 16,667 common shares and made a cash payment of $13,333 on the option agreement on the Trout Claim Group.

3. Mineral property interests (continued):

(c) Coripampa Properties, Peru

The Company entered into an option agreement with a Peruvian partnership to acquire 100% of the Coripampa 1 silver property consisting of four mineral concessions (600 hectares), located in La Unión Province of the Arequipa Department and the Coripampa 2 gold and silver property consisting of 6 mineral concessions (700 hectares), located in the provinces of La Union/Parinacochas in the Republic of Peru. Subsequent to December 31, 2005, the Company determined that the property did not meet its long-term objectives and as a result, the agreement with the optionors was terminated, and wrote off $294,606 in the year ended December 31, 2005. In the six months ended June 30, 2006, the final costs were determined with respect to the properties and additional exploration costs and taxes related to the concessions of $21,647 were incurred and written off.

(c) Jersey and Emerald Properties, British Columbia

In June 2006, the Company entered into a purchase agreement to acquire 100% right, title and interest in the surface rights over seven hundred (700) acres forming part of the Jersey Claim Group consisting of 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company has agreed to make cash and share payments in the aggregate value of $200,000 plus GST (the "Purchase Price"), if any, due pursuant to the Excise Tax Act as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000, which was paid and 200,000 common shares were issued; and thereafter as follows: on June 1, 2007, up to 200,000 common shares; on June 1, 2008, up to 200,000 common shares and June 1, 2009, up to 200,000 common shares.

The shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"). The value of each share payment shall be calculated as of the Valuation Date and a credit given accordingly to the balance due on the Purchase Price. If the calculation and credit results in the Purchase Price being paid in full, then the seller is not entitled to any further share payments. If after the Valuation Date for the payments referred to above the seller has still not received the full payment of the Purchase Price, then the Company will pay the remaining balance to the seller by a cash payment. The Company has the right, at any time after completing the initial payment of cash and shares as set out in (i) above, to pay any remaining balance to fully satisfy the Purchase Price in the form of a cash payment.

(d) Property Payments

To maintain its mineral property interests the Company is required to make cash payments of $98,115 and issue 320,417 common shares in fiscal 2006. In the six months ended June 30, 2006, cash payments of $59,782 were made and 303,750 common shares were issued pursuant to option agreements on the Company's mineral property interests.

The Company's independent auditor has not performed a review of these interim financial statements.

4. Investments:

Name of Company	Number of Shares	Book Value June 30, 2006	Book Value December 31, 2005
Emgold Mining Corporation (Note 7 (f))	15,652	$ 3,913	$ 3,913
LMC Management Services Ltd. (Note 7 (a))	1	1	1
		$ 3,914	$ 3,914

The quoted market value of Emgold Mining Corporation as at June 30, 2006, was $13,461 (December 31, 2005: $7,356).

5. Equipment:

	Cost	Accumulated Depreciation	Net Book Value June 30, 2006	Net Book Value December 31, 2005
Equipment	$ 29,610	$ 8,726	$ 20,884	$ 19,306

The cost of equipment at December 31, 2005, was $25,133.

6. Share capital:

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2005	52,971,242	$14,503,631
Issued for cash		
Private placement at $0.12, less share issue costs	4,200,000	381,354
Private placement at $0.20	2,000,000	400,000
Options exercised	10,000	1,000
Warrants exercised	12,500	1,875
Issued for mineral property interests and other		
Cariboo claims at $0.18	25,000	4,500
Daylight claim group at $0.18	43,750	7,875
Jersey property at $0.20	200,000	40,000
Kena claims at $0.205	35,000	7,175
Contributed surplus recognized on exercise of options	--	476
Income tax effect of renunciation of flow-through expenditures	--	(103,128)
Balance, June 30, 2006	59,497,492	$15,244,758

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended June 30, 2006 and 2005
(Unaudited – prepared by management)

6. Share capital (continued):

(c) Flow-through shares

In 2005, the Company issued 2,280,833 FTS for gross proceeds of $302,250. Under the FTS agreements, the Company agreed to renounce $302,250 of qualifying expenditures to the investors effective December 31, 2005, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2006.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in March 2006, relating to December 31, 2005, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $103,128.

(d) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 7,513,438 stock options. The following table summarizes information about the stock options outstanding at June 30, 2006:

Weighted Average Remaining Contractual Life	Number Outstanding at June 30, 2006	Exercise Price
3.9 years	1,990,000	$0.10
3.0 years	3,020,000	$0.15
5.0 years	2,650,000	$0.17
0.2 years	595,000	$0.21
0.9 years	701,000	$0.32
0.3 years	731,000	$0.40
3.2 years	7,887,000	$0.15 to $0.40

A summary of the stock options at June 30, 2006, is presented below:

	Shares	Weighted Average Exercise Price
Vested stock options, June 30, 2006	7,887,000	$0.19
Unvested stock options, June 30, 2006	1,800,000	$0.17
Total stock options, June 30, 2006	9,687,000	$0.18

The fair value of each stock option granted in fiscal 2006, with the fair value of stock options granted in fiscal 2005 in brackets, are as follows: risk free interest rate – 4.02% (3.44%); expected life – 3 years (3 years); expected volatility - 81% (83%); and weighted average fair value per option grant of $0.15 ($0.09).

The Company's independent auditor has not performed a review of these interim financial statements.

6. Share capital (continued):

(e) Share purchase warrants

As at June 30, 2006, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
420,000	$0.12	February 28, 2008
1,372,580	$0.15	July 20, 2007
100,000	$0.17	November 30, 2006
2,310,000	$0.17	February 28, 2008
749,999	$0.18	September 16, 2007
1,773,334	$0.20	November 15, 2006
1,000,000	$0.30	May 30, 2007
6,725,913	$0.19	

During the period the Company:

(a) completed a brokered private placement of 4,200,000 units at a price of $0.12 per unit, for gross proceeds of $504,000. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of $0.17 per share. A cash commission equal to 10% of the gross proceeds received and non-transferable agent's unit warrants equal to 10% of the total number of units sold, or 420,000 agent's unit warrants was paid. Each agent's unit warrant is exercisable at a price of $0.12 for a period of 24 months from the date of issue to receive one common share and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant will be exercisable at $0.17 until February 28, 2008, to receive one additional common share.

(b) completed a non-brokered private placement of 2,000,000 units at a price of $0.20 per unit. Each unit is comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase on additional common share at an exercise price of $0.30 per common share. The share purchase warrants are exercisable until May 30, 2007.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended June 30, 2006 and 2005
(Unaudited – prepared by management)

7. Related party transactions and balances:

Services rendered and reimbursement of expenses:	Six months ended June 30, 2006	2005
LMC Management Services Ltd. (a)	$ 219,216	$ 161,232
Lang Mining Corporation (b)	15,000	15,000
Kent Avenue Consulting Ltd. (c)	8,000	--
High Visibility Public Relations (d)	10,000	--
Legal fees	--	3,344

Balances receivable from (f):	June 30, 2006	December 31, 2005
LMC Management Services Ltd.	$ 51,025	$ 42,323
Balances payable to:		
Cream Minerals Ltd.	$ 2,400	$ --
DuMoulin Black	--	15,000

(a) Management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid through LMC Management Services Ltd., to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

(d) Consulting fees were paid to High Visibility Public Relations, a private company controlled by a close relative of Arthur G. Troup, the President of the Company.

(e) Legal fees were paid to DuMoulin Black, a law firm of which a director of the Company was an associate counsel to April 1, 2006.

(f) The Company's investments include shares in a listed company with one director and one officer in common.

(g) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Six months ended June 30, 2006 and 2005
(Unaudited – prepared by management)

8. Comparative figures:

Where necessary, comparative figures have been reclassified to conform to the current period's presentation.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Note 9: Mineral Property Interests
Six months ended June 30, 2006
(Unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Coripampa Properties, Peru	Total Mineral Property Interests June 30, 2006
Acquisition costs					
Balance, beginning of period	$ 620,133	$ 35,699	$ 443	$ --	$ 656,275
Incurred during the period	66,158	55,811	--	--	121,969
Balance, end of period	686,291	91,510	443	--	778,244
Exploration and development costs					
Incurred during the period					
Assays and analysis	53	21,106	--	--	21,159
Drilling	--	47,984	--	--	47,984
Geological and geophysical	4,757	56,025	210	3,581	64,573
Site activities	1,089	14,025	144	18,065	33,323
Stock-based compensation	--	6,964	--	--	6,964
Transportation	--	2,606	--	--	2,606
	5,899	148,710	354	21,646	176,609
Balance, beginning of period	2,483,980	452,546	11,148	--	2,947,674
Write-downs during the period	--	--	--	(21,646)	(21,646)
Balance, end of period	2,489,879	601,256	11,502	--	3,102,637
Total Mineral Property Interests	$ 3,176,170	$ 692,766	$ 11,945	$ --	$ 3,880,881

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Note 9: Mineral Property Interests
Year ended December 31, 2005
(Unaudited – prepared by management)

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Willi Claims, Nevada	Coripampa Properties, Peru	Total Mineral Property Interests December 31, 2005
Acquisition costs						
Balance, beginning of year	$ 585,977	$ 30,501	$ 6,329	$ 22,375	$ 59,851	$ 705,033
Incurred during the year	34,156	5,198	(5,886)	--	14,807	48,275
Write-downs during the year	--	--	--	(22,375)	(74,658)	(97,033)
Balance, end of year	620,133	35,699	443	--	--	656,275
Exploration and development costs						
Incurred during the year						
Assays and analysis	11,812	21,216	--	--	3,322	36,350
Drilling	25,476	255,577	--	--	--	281,053
Environmental	--	1,218	--	--	--	1,218
Geological and geophysical	19,422	85,693	1,763	--	40,673	147,551
Site activities	9,658	56,931	306	--	19,783	86,678
Stock-based compensation	2,575	12,961	--	--	--	15,536
Travel and accommodation	1,905	16,587	--	--	8,376	26,868
	70,848	450,183	2,069		72,154	595,254
Balance, beginning of year	2,413,132	2,363	9,079	2,933	147,794	2,575,301
Write-downs during the year	--	--	--	(2,933)	(219,948)	(222,881)
Balance, end of year	2,483,980	452,546	11,148	--	--	2,947,674
Total Mineral Property Interests	$ 3,104,113	$ 488,245	$ 11,591	$ --	$ --	$ 3,603,949

Giroux Consultants Ltd.
1215 – 675 W Hastings St.

August 23, 2006

TO: British Columbia Securities Commission
Alberta Securities Commission

AND TO: Sultan Minerals Inc.

Dear Sirs/Mesdames:

RE: Sultan Minerals Inc. (the "Company")

Reference is made to (i) the "Preliminary Resource Calculations for Gold Mountain and Kena Gold Zones, Kena Property, BC" dated June 3, 2004 (the "Technical Report") prepared for the Company by the undersigned, Gary Giroux; and (ii) the annual information form of the Company dated August 23, 2006 (the "Annual Information Form").
I do hereby consent to all references to the Technical Report in the Annual Information Form, and to all extracts from and summaries of the Technical Report in the Annual Information Form. I confirm that I have read the Annual Information Form, and that the disclosure in the Annual Information Form fairly and accurately represents the information in the Technical Report that supports the disclosure in the Annual Information Form.
Yours truly,



G. H. Giroux, P.Eng..
Giroux Consultants Ltd.


PROFESSIONAL
PROVINCE
OF
G. H. GIROUX
BRITISH
COLUMBIA
ENGINEER

Linda Dandy, P.Geo.
P&L Geological Services
Box 5036
Lac Le Jeune, BC, V1S 1Y8

August 23, 2006

TO: British Columbia Securities Commission
Alberta Securities Commission

AND TO: Sultan Minerals Inc.

Dear Sirs/Mesdames:

RE: Sultan Minerals Inc. (the "Company")

Reference is made to (i) the "Preliminary Resource Calculations for Gold Mountain and Kena Gold Zones, Kena Property, BC" dated June 3, 2004 (the "Technical Report") prepared for the Company by the undersigned, Linda Dandy; and (ii) the annual information form of the Company dated August 23, 2006 (the "Annual Information Form").

I do hereby consent to all references to the Technical Report in the Annual Information Form, and to all extracts from and summaries of the Technical Report in the Annual Information Form. I confirm that I have read the Annual Information Form, and that the disclosure in the Annual Information Form fairly and accurately represents the information in the Technical Report that supports the disclosure in the Annual Information Form.

Yours truly,




PROFESSIONAL
PROVINCE
OF
L. L. DANDY
BRITISH
COLUMBIA
GEOSCIENTIST

Linda Dandy, P.Geo.
Consulting Geologist